2025

Annual Report



HCI Group, Inc.

www.hcigroup.com



About HCI Group, Inc.

HCI Group, Inc. is a diversified holding company engaged in insurance, reinsurance, real estate, claims services, and insurance technology. The HCI Group portfolio of companies includes multiple P&C underwriters and exchanges, a captive reinsurer, a claims management business, a commercial real estate investment company and leading insurance technology company, Exzeo Group, Inc. HCI was founded in 2006 and operates in 13 states.

HCI's common shares trade on the New York Stock Exchange under the ticker symbol "HCI" and are included in the Russell 2000 and S&P SmallCap 600 Index. HCI Group, Inc. regularly publishes financial and other information in the Investor Information section of the company's website. For more information about HCI Group and its subsidiaries, visit www.hcigroup.com. Exzeo's common shares trade on the New York Stock Exchange under the ticker symbol "XZO."





"2025 was a year of new records and multiple accomplishments for HCI. Operational success translated into financial achievement and significantly increased shareholder value. To cap things off, our internally developed technology platform Exzeo Group became public-traded, further highlighting our value-creation philosophy. Going forward, we will continue to leverage our technology, expertise and financial strength to unlock future value for our shareholders."

Sincerely,
Paresh Patel
Chairman & Chief Executive Officer



Dear Fellow Shareholders,

2025 was an exciting year for our company. We delivered record operating results, enhanced shareholder value through the successful initial public offering (IPO) of Exzeo Group and continued to make progress in both our core and non-P&C insurance segments. What is especially impressive about 2025 was that it followed a very successful year for the company in 2024. In 2025, we took advantage of favorable market conditions to further strengthen our financial position and set ourselves up for continued future success, while the intrinsic value of our business model was on display in 2024 given our ability to deliver meaningful financial results in a multi-storm year.

Financially, 2025 was a tremendous success. Diluted earnings per share were $22.72, a record for the company and a more than 150% increase over the prior year. Gross earned premiums increased to more than $1.2 billion for the year after reaching $1.0 billion for the first time the prior year. Cutting-edge technology, successful legislative reforms and prudent cost management continue to help more of our business flow to the bottom line. This was especially true in 2025, a year in which no named hurricanes made landfall in Florida. On the expense front, the last time the company had lower gross loss and net combined ratios, the company produced the same amount of business per year that it now does in a single quarter. As a result of these accomplishments, book value per share at year-end 2025 was $80.13, up 90% from year-end 2024.

In addition to our operational success in 2025, Exzeo Group, our internally developed scalable technology platform, went public on the New York Stock Exchange. It took more than a decade from concept to realization, but the P&C insurance industry can now benefit from the same technology that we have been leveraging for many years. While it is a vast understatement to say that the P&C industry is changing, as AI and rapid innovation alter the landscape minute by minute, Exzeo enables us and its other carrier customers to succeed and flourish in this dynamic market environment.

Complimenting and reinforcing the value of our core insurance and technology operations are HCI's other business lines in real estate, reinsurance, and claims management, which we continue to invest in as their relevance to our overall strategy increases.

Greenleaf Capital, our commercial real estate business, continues to grow its portfolio, investing and managing properties that bring tangible long-term value to HCI and its shareholders. Given the success we have had so far and increasing interest in the commercial market, we see more opportunities to grow Greenleaf on the horizon.

It was another strong year for our in-house reinsurer Claddaugh, with record net premiums earned and overall profitability. Moving forward, we believe Claddaugh will play an expanding role in the company's overall risk-management framework.

At Griston, our claims solutions business, we utilize both technology and a personal touch to make the property claims experience more rewarding for all parties involved. We see considerable value in this philosophy, as Griston works with not only HCI carriers, but other insurance carriers through its relationship with Exzeo.

In the end, we are very proud of what we achieved in 2025, producing record premiums, policies in force, and profitability as we build for tomorrow through strong actions today. We remain committed to leveraging our technology, exceptional financial position, and industry expertise to achieve consistent and durable success in the future. The foundation for this commitment is our unwavering obligation to our policyholders and shareholders, and dedication of our hard-working employees.

Sincerely,

Paresh Patel
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-34126

HCI Group, Inc.
(Exact name of Registrant as specified in its charter)

Florida	**20-5961396**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

3802 Coconut Palm Drive
Tampa, FL 33619
(Address, including zip code, of principal executive offices)
(813) 849-9500
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value	**HCI**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer ☐
Non-accelerated filer ☐		Smaller reporting company ☐
		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2025, computed by reference to the price at which the common stock was last sold on June 30, 2025, was $1,691,271,339.

The number of shares outstanding of the registrant's common stock, no par value, on February 20, 2026 was 12,991,955.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Form 10-K is incorporated by reference from the registrant's definitive proxy statement which will be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

HCI GROUP, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements, including statements about our plans, objectives, expectations, assumptions or future events, involve risks and uncertainties. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. Typically, forward-looking statements can be identified by terminology such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and similar expressions. The important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include but are not limited to the effects of governmental regulation; changes in insurance regulations; the frequency and extent of claims; uncertainties inherent in reserve estimates; catastrophic events; changes in the demand for, pricing of, availability of or collectability of reinsurance; restrictions on our ability to change premium rates; increased rate pressure on premiums; the severity and impact of cybersecurity incidents; and other risks and uncertainties and other factors listed under Item 1A – "Risk Factors" and elsewhere in this Annual Report on Form 10-K and in our other Securities and Exchange Commission filings. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made and are not guarantees of future performance. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1 – *Business*

Our Business

HCI Group, Inc., together with its subsidiaries (collectively, "we," "our," "us," the "Company," or "HCI"), is primarily engaged in the property and casualty insurance business. We provide various homeowners' property and casualty insurance products for properties located in the State of Florida, which is our primary market, as well as in other states in the northeast and southeast regions of the United States ("U.S.").

Our insurance operations are supported by other insurance-related subsidiaries within the consolidated group. Exzeo Group, Inc. (formerly known as TypTap Insurance Group, Inc.) ("Exzeo"), a majority-owned subsidiary, provides turn-key insurance technology and operations solutions based on a proprietary platform of purpose-built software and data analytics applications that are specifically designed for the property and casualty insurance ecosystem. We utilize Exzeo's internally developed software technologies to identify profitable underwriting opportunities, drive efficiency in claim processing and settlements, and streamline operations across our insurance operations and other insurance-related businesses.

We also provide attorney-in-fact ("AIF") services for reciprocal insurance exchanges owned by their policyholders. Although we do not have any equity interest in the reciprocal insurance exchanges, we are required to consolidate them as their primary beneficiary. In addition, we have a commercial real estate group that is primarily engaged in the business of developing and operating commercial properties for investment purposes or for our own use.

Formation and Key Business Developments

HCI Group, Inc. was incorporated in the State of Florida in 2006 and our common stock is currently listed on the New York Stock Exchange ("NYSE") under the symbol "HCI."

The following highlights key updates to our business over the past three years:

- **February 2024** – Condo Owners Reciprocal Exchange ("CORE"), a consolidated reciprocal insurance exchange which provides commercial residential multiple peril insurance, commenced business operations.

- **July 2024** – TypTap Insurance Company ("TTIC"), a property and casualty insurance carrier subsidiary, was transferred from Exzeo to HCI Group, Inc. This organizational change was implemented to align all insurance operations under a single operating structure within HCI Group, Inc., allowing Exzeo to primarily focus on its industry-leading technology and insurance management activities as an insurance solutions provider.

- **February 2025** – Tailrow Insurance Exchange ("Tailrow"), a consolidated reciprocal insurance exchange which specializes in fire and homeowners multiple peril insurance, commenced business operations.

- **November 2025** – Exzeo completed its initial public offering and its common stock is currently listed on the NYSE under the symbol "XZO." The initial public offering was completed to position Exzeo for future growth and to provide technology-based services and solutions to unaffiliated insurance carriers. As of December 31, 2025, we owned approximately 82.5% of Exzeo's outstanding shares of common stock, inclusive of unvested restricted stock. Accordingly, Exzeo remains a consolidated, majority-owned, subsidiary of HCI Group, Inc.

Segment and Geographic Information

We identify our segments based on the manner in which our Chief Executive Officer, who is the chief operating decision maker, evaluates performance and makes decisions regarding the allocation of resources. The determination of segments may change over time due to changes in operational emphasis, revenue, and results of operations. Where applicable, prior periods have been retrospectively adjusted to reflect our current operating and reportable segment structure. The entirety of our revenue is generated in the U.S. and predominately in the State of Florida.

We have five reportable segments:

a) Insurance Operations

b) Exzeo

c) Reciprocal Exchange Operations

d) Real Estate

e) Corporate and Other

Refer to Note 15 "Segment Information" to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

Insurance Operations

We currently have two operating property and casualty insurance subsidiaries: Homeowners Choice Property & Casualty Insurance Company, Inc. ("HCPCI") and TTIC. We provide various homeowners' property and casualty insurance products for properties located in the State of Florida, which is our primary market, as well as in other states in the northeast and southeast regions of the U.S. A third insurance subsidiary, perRisk Insurance Company, has not yet commenced its surplus lines insurance business. We utilize Exzeo's internally developed software technologies to identify profitable underwriting opportunities, drive efficiency in claim processing and settlements, and streamline operations across our insurance operations and other insurance-related businesses. Additionally, we have a wholly-owned Bermuda domiciled captive reinsurance subsidiary which allows us to selectively retain risk and reduce the cost of third party reinsurance. Currently, we do not provide reinsurance to non-affiliates. Other auxiliary insurance-related operations include claim adjusting and processing services.

Property and Casualty Insurance

The property and casualty insurance industry is large, fragmented, highly regulated, and complex. Property and casualty insurance protects policyholders against a range of losses on items of value, including homes and commercial property, as well as from unforeseen events including natural disaster, litigation, and bodily injury. Property and casualty insurance is pervasive and purchased by nearly all businesses and individuals. While some types of property and casualty insurance are optional, others such as homeowners' insurance, are often obligatory (e.g. required by mortgage financing). The property and casualty insurance industry is highly competitive and carriers compete primarily on (i) product differentiation, (ii) pricing, (iii) customer service and experience, (iv) marketing and advertising, and (v) affiliate programs and channel strategies. We face competition from national, regional and residual market insurance companies. We may also face competition from new entrants in our markets, and such entrants may create pricing pressure that could lead to overall premium reductions.

Our general operating and growth strategies are to continually optimize our existing book of insurance business, organically expand our insurance business, manage our costs and expenses, diversify our business operations, develop and deploy new technologies to streamline operational processes, and maintain a strong balance sheet so we can quickly pursue accretive opportunities when they arise. Our growth strategies also include policy assumption from third-party insurance companies with the intention of renewing and/or replacing them with our policies.

Our insurance business has grown both organically and through strategic policy assumptions, which have been a key driver of our expansion. We have participated in legislatively mandated take-out programs, designed to reduce the state's risk exposure by transitioning policies from Citizens Property Insurance Corporation ("Citizens"), a Florida state supported insurer, to private insurers. We selectively pursue additional assumption opportunities with Citizens when they align with our risk appetite and growth strategy. We also assume policies from other insurance companies in Florida and/or any other state in which we operate.

Our competitive strategies focus on the following key areas:

- <u>Exceptional service</u> – We are committed to maintaining superior service to our policyholders and agents. We leverage technology for process improvements, including enabling faster onboarding, quoting, and service capabilities.

- <u>Claims settlement practices</u> – We focus on fair and timely settlement of policyholder claims.

- <u>Disciplined underwriting</u> – We analyze exposures and utilize available underwriting data to ensure policies meet our selective criteria. We incorporate tools and processes that help streamline underwriting workflows, supporting more consistent risk evaluation and contributing to stronger underwriting performance.

- <u>New product offerings</u> – We may cross-sell additional insurance products to our existing policyholders in order to broaden our lines of business and product mix or identify other lines of insurance to offer.

- <u>Effective and efficient use of technology</u> – We strive to add or improve technology that can effectively and efficiently enhance service to our policyholders and agents. Our primary technology applications are internally developed by Exzeo as described in further detail below.

- <u>Geographical expansion</u> – We continue to pursue opportunities to further expand our business within the state of Florida and in other states to increase overall geographic diversification.

- <u>Distribution channel</u> – We continue to improve our relationship with independent agents through collaboration and implementation of technologies that facilitate independent agents in finding the right insurance policies for their clients.

Losses and Loss Adjustment Expenses

The nature of our business is to cover losses that may arise from, among other things, hurricanes and other catastrophic events such as tornadoes, floods and winter storms. The occurrence of any such catastrophes could have a significant adverse effect on our business, results of operations, and financial condition. To mitigate the risk associated with catastrophic events, we purchase reinsurance from other large insurance companies. Even without catastrophic events, we may incur losses and loss adjustment expenses that deviate substantially from our estimates and that may exceed our reserves, in which case our net income and capital would decrease. Our operating and growth strategies may also be impacted by regulation of our business by the State of Florida and other states in which we operate. For example, insurance regulators must approve our policy forms and premium rates as well as monitor our compliance with financial and regulatory requirements. See Item 1A, "Risk Factors," below.

Our liability for losses and loss adjustment expenses represents our estimate of the total cost of (i) claims that have been reported, but not yet paid ("case reserves"), (ii) losses that have been incurred but not yet reported ("IBNR"), and (iii) loss adjustment expenses ("LAE") which are intended to cover the ultimate cost of adjusting, investigating and settling claims, including investigation and defense of any litigation arising from such claims. We base our estimates on various assumptions and actuarial data we believe to be reasonable under the circumstances. The process of estimating the liability is inherently subjective and is influenced by many variables such as past loss experience, current claim trends and the prevailing social, economic and legal environments.

Significant time can elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. Our liability for losses and LAE, which we believe represents the best estimate at a given point in time based on facts, circumstances and historical trends then known, may necessarily be adjusted to reflect additional facts that become available during the loss settlement period.

For a discussion and summary of the activity in the liability for losses and LAE for the years ended December 31, 2025, 2024 and 2023, see Note 13 "Losses and Loss Adjustment Expenses" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Seasonality of Our Insurance Business

Our insurance business is seasonal. Hurricanes and tropical storms affecting Florida, our primary market, and other southeastern states typically occur during the period from June 1st through November 30th of each year. Winter storms in the northeast usually occur during the period between December 1st and March 31st of each year. In addition, our reinsurance contracts are generally effective June 1st of each year, and any variation in the cost of our reinsurance, whether due to changes in reinsurance rates, coverage levels or changes in the total insured value of our policy base, will be reflected in our financial results beginning June 1st of each year.

Government Regulation over Insurance Business

We are subject to the laws and regulations in any state in which we conduct our insurance business, including those applicable to managing general agent ("MGA") activities, as well as data privacy, cybersecurity and claims administration. The regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders as opposed to the interests of shareholders. Such regulations relate to a wide variety of financial and non-financial matters including:

- authorized lines of business;
- capital and surplus requirements;
- approval of allowable rates and forms;
- approval of reinsurance contracts;
- investment parameters;
- underwriting limitations;
- transactions with affiliates;
- dividend limitations;
- changes in control; and
- market conduct.

Our failure to comply with certain provisions of applicable insurance laws and regulations could have a material, adverse effect on our business, results of operations or financial condition.

State Licensure and Approval

All states require licensure and regulatory approval prior to the marketing of insurance products. Typically, licensure review is comprehensive and includes a review of a company's business plan, solvency, reinsurance, rates, and forms, the character of its officers and directors and other of its financial and non-financial aspects. The regulatory authorities may prevent entry into a new market by not granting a license. In addition, regulatory authorities may preclude or delay our entry into markets by disapproving or withholding approval of our product filings.

Statutory Reporting and Examination

All insurance companies must file quarterly and annual statements with certain regulatory agencies in any state in which they are licensed to transact business and are subject to regular and special examinations by those agencies. The National Association of Insurance Commissioners mandates that all insurance companies be examined a minimum of once every five years. However, the Florida Department of Financial Services, Office of Insurance Regulation ("FLOIR") has the authority to conduct an examination whenever it is deemed appropriate.

Exzeo

Exzeo provides turnkey insurance technology and operations solutions to property and casualty insurance carriers and their agents through a proprietary platform of purpose-built software and data analytics applications ("Exzeo Platform"). The Exzeo Platform consists of a suite of configurable applications designed to support the core operational and administrative functions required by property and casualty insurance carriers, including quoting and underwriting, policy administration, claims management, data reporting, and financial reporting. The Exzeo Platform enables us to deliver technology based solutions that streamline and automate the interaction between carriers, agents, and policyholders. These applications are designed to improve workflow efficiency, support underwriting discipline, enhance operational visibility, and enable customers to scale their businesses without significant upfront technology investment. Exzeo currently holds insurance agency or MGA licenses in the states necessary to support their customer base as well as in certain additional states where we maintain licenses in anticipation of future customer needs. In addition, Exzeo provides expert reinsurance placement services to help insurance companies manage risk by acting as an intermediary between the insurance carrier and reinsurers.

The Exzeo Platform includes, but is not limited to, the following:

- **SAMS**^{TM} – Web-based system designed to automate and streamline the process of managing insurance policies

- **Harmony**^{TM} – Next-generation policy administration platform that easily supports multiple companies and their products.

- **ClaimColony**^{TM} – End-to-end claims management platform used by insurance companies, third-party administrators, independent adjusters and insurance litigation services. Comprehensive policy administration platform that streamlines the entire policy lifecycle, from quoting to binding, while offering advanced underwriting capabilities. Its intuitive design enhances user experiences, ensuring a seamless and efficient workflow.

- **AtlasViewer**® – A mapping and data visualization platform that integrates location-based data from multiple sources, providing users with a comprehensive and tailored view of risk. By transforming data into actionable insights, AtlasViewer helps drive smarter business decisions. In addition, AtlasViewer provides a unique, visual way to look at claims and manage the claims lifecycle, driving better efficiency and improving operational outcomes.

Intellectual Property

The insurance technology and software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. Our success and ability to compete depends in part upon our ability to protect our proprietary technology, to establish and adequately protect our intellectual property rights, and to protect against third-party claims and litigation related to intellectual property.

To accomplish these objectives, we rely on a combination of trademark, copyright, and trade secret laws in the U.S., as well as contractual protections.

We also rely on several registered and unregistered trademarks, as well as pending applications for such registrations, in order to protect our brand in the U.S.

We also seek to protect our intellectual property rights by entering into confidentiality and invention assignment agreements with our employees and contractors, as well as confidentiality agreements with third parties.

Reciprocal Exchange Operations

Our reciprocal exchange operations relate to the insurance operations of consolidated reciprocal insurance exchanges that are owned by their policyholders.

A reciprocal insurance exchange is a policyholder-owned entity where members, known as subscribers, gain ownership by purchasing an insurance policy. These subscribers collectively assume one another's risks by exchanging insurance contracts, effectively acting as both insurers and insureds. The exchanges' operations are managed by us as part of our AIF services.

Real Estate

The Real Estate segment relates to our commercial real estate group that is primarily engaged in the business of developing and operating commercial properties for investment purposes or for our own use.

Properties Used in Operations

Our real estate used in operations consists of an office building located in Tampa, Florida with gross area of 64,850 square feet, an office building in Tampa, Florida with a gross area of 68,908 square feet, and an office building with gross area of approximately 12,896 square feet in Ocala, Florida.

Investment Properties

Our portfolio of investment properties includes two marinas with accompanying rental space, three retail shopping centers, two corporate office parks, and undeveloped land which we are holding for future development opportunities. Except for the undeveloped land, we generate income from our investment properties by leasing vacancies to unaffiliated tenants. While we intend to hold our investment properties, we would consider reasonable offers that align with our valuation expectations.

The table below sets forth information concerning our investment properties:

Property Name	Description/Location	Year Acquired
Tierra Verde	Specialty/marina property Tierra Verde, Florida	2011
Treasure Island	Specialty/marina property Treasure Island, Florida	2012
Riverview Station	Retail property Riverview, Florida	2018
Clearwater Market	Retail property Clearwater, Florida	2018
Westview	Development opportunity Tampa, Florida	2019
Shops at the Grove	Retail property Haines City, Florida	2023
Corporate Oaks	Corporate property Tampa, Florida	2023
Carillon Park	Corporate property St. Petersburg, Florida	2025

Corporate and Other

Corporate and Other is comprised of our holding company, HCI Group, Inc., plus other operations that do not meet the quantitative and qualitative thresholds for a reportable segment.

We currently provide AIF services to reciprocal insurance exchange operations. Our AIF services relate to services in which we oversee the general administration, marketing, underwriting, accounting, policy administration, claims adjusting, and information technology for the reciprocal insurance exchanges.

Human Capital Management

As of December 31, 2025, we employed 594 full-time employees and 12 employees through a professional employer organization, the majority of whom are based in Florida. None of our employees are subject to any collective bargaining agreement. We believe our relations with our employees have generally been positive.

Work Environment

Our success depends on our ability to attract, develop, and retain talented employees across the organization. In order to attract and retain top talent, we focus on having a diverse, inclusive, and safe work environment. We offer competitive compensation and a benefits program intended to support employee health and financial security, including health coverage options, a 401(k) plan that includes a company match, and employer-paid short-term and long-term disability insurance. We offer flexible work arrangements where appropriate, including remote or hybrid work options, which enable us to attract and retain talent across multiple geographies while maintaining service quality and operational effectiveness. Most employees are shareholders of the Company and have an equity ownership stake that is intended to align employee retention and value creation. Additionally, our Bravo program allows employees to earn paid time off as well as cash bonuses for engaging in charitable causes, continued education and professional development activities.

We are committed to the highest standards of ethics and compliance and making sure every team member understands and embraces our core values of ethics, integrity, and respect for others. Our code of ethics provides a framework of what is expected of our employees and fosters a culture of high integrity and compliance. Our code of ethics is supplemented by a variety of additional policies applicable to all team members which are designed to further foster ethical and sound business practices.

We maintain policies and procedures intended to promote a respectful workplace, including a harassment prevention policy that outlines reporting mechanisms, investigation processes, and prohibitions against retaliation. Harassment prevention training is required for all employees.

Diversity and Inclusion

We are committed to building and sustaining a culture of inclusive diversity. Our culture aims to recognize and embrace all forms of diversity in order to drive innovation and growth. Talent diversity starts with the recruitment and hiring process and continues through the learning, development, advancement, and retention of employees with wide-ranging backgrounds and experiences. We believe that a workforce with varied backgrounds and experiences contributes to organizational effectiveness. Our workforce reflects a range of backgrounds, experiences, and professional expertise. We prohibit discrimination based on legally protected characteristics and seek to maintain an environment that supports respectful communication and collaboration.

Health, Wellness, and Engagement

We consider employee health, safety, and engagement to be important to our operations. We periodically review our policies and programs related to employee wellness, safety, and professional development. These programs include benefits and wellness offerings intended to support employee engagement and retention.

We support professional development through training opportunities, including virtual skill-building workshops and growth opportunities for employees in remote or hybrid roles. We utilize a structured in-person collaboration model, under which employees are expected to work onsite on designated collaboration days to support teamwork, communication, and operational effectiveness.

Environmental, Social and Governance Considerations

Environmental and social considerations are integrated into our long-term strategy and our enterprise risk management processes. Our Sustainability Committee, established by the Board of Directors (the "Board") and operating under a written charter, provides oversight of material environmental, social, and other sustainability matters. Management regularly reports to the Committee on initiatives, key metrics, and developments affecting the Company. During the year, we continue evaluating potential impacts of environmental regulations, climate-related risks, workforce dynamics, and community engagement efforts on our operations and financial performance. These activities are intended to support operational efficiency, risk mitigation, and long-term value creation. Additional details regarding the Sustainability Committee and its charter are available on our website at www.hcigroup.com under "Investors" and "Governance." Forward-looking statements about our sustainability efforts are subject to the cautionary factors described under "Risk Factors."

As a property owner, we are subject to regulations under various federal, state, and local laws concerning the environment, including laws addressing the discharge of pollutants into the air and water and the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites.

Available Information

Availability of SEC Reports

Our website is located at https://www.hcigroup.com. Our investor relations website is located at https://investors.hcigroup.com. We make available free of charge on our investor relations website under "Financials" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act"), other Securities and Exchange Commission ("SEC") filings, and any amendments to those reports that are filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at https://www.sec.gov.

Use of Website to Provide Information

From time to time, we have used, and expect in the future to use, our website as a means of disclosing material information to the public in a broad, non-exclusionary manner, including for purposes of the SEC's Regulation Fair Disclosure (Reg FD). Financial and other material information regarding the Company is routinely posted on our website and accessible at https://investors.hcigroup.com. In order to receive notifications regarding new postings to our website, investors are encouraged to enroll on our website to receive automatic email alerts. None of the information on our website is incorporated into this Annual Report.

Refer to Exzeo's website at www.exzeo.com and its filings with the SEC for additional information and reporting for Exzeo.

ITEM 1A – *Risk Factors*

Our business is subject to a number of risks, including those described below, which could have a material effect on our results of operations, financial condition or liquidity and could cause our operating results to vary significantly from period to period.

Business and operational risks

Our historical revenue growth was derived primarily through policy assumptions and acquisitions. We cannot guarantee that future policy assumptions and acquisitions will be available to the extent they have in the past.

A substantial portion of our historical revenue has been generated from policies assumed from Citizens and other insurance companies, our acquisition of policies from several Florida insurance companies, and subsequent renewals of these policies. Our ability to grow our premium base may depend upon the availability of future policy assumptions and acquisitions upon acceptable terms. We cannot provide assurance that such opportunities will arise in the future.

Although we have begun providing insurance services in other states, our insurance business is primarily in Florida. Thus, any catastrophic event or other condition affecting losses in Florida could adversely affect our financial condition and results of operations.

Any catastrophic event, a destructive weather pattern, a general economic trend, regulatory developments or other conditions specifically affecting the state of Florida could have a disproportionately adverse impact on our business, financial condition, and results of operations. While we actively manage our exposure to catastrophic events through our underwriting process and the purchase of reinsurance, the fact that our business is concentrated in the state of Florida subjects it to increased exposure to certain catastrophic events and destructive weather patterns such as hurricanes, tropical storms, and tornadoes. Changes in the prevailing regulatory, legal, economic, political, demographic and competitive environment, and other conditions in the state of Florida could also make it less attractive for us to do business in Florida and would have a more pronounced effect on our business than it would on other insurance companies that are more geographically diversified. Since our business is concentrated in this manner, the occurrence of one or more catastrophic events or other conditions affecting losses in the state of Florida could have an adverse effect on our business, financial condition, and/or results of operations.

Our results may fluctuate based on many factors including cyclical changes in the insurance industry.

The insurance industry historically has been cyclical, characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted an increase in pricing and, thus, more favorable underwriting profits. As premium levels increase, there may be new entrants to the market, which could subsequently lead to a decrease in premium levels. Any of these factors could lead to a significant reduction in premium rates in future periods, less favorable policy terms and fewer opportunities to underwrite insurance risks, which could have a material, adverse effect on our results of operations and cash flows. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly.

We cannot predict whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we cannot write insurance at appropriate rates, our business would be materially and adversely affected.

We rely on highly skilled and experienced personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business may be seriously harmed. In addition, the loss of our Chief Executive Officer or other key senior management personnel could harm our business and future prospects.

Our performance largely depends on the talents and efforts of highly-skilled and experienced individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to maintain or implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other insurance or technology businesses may seek to hire our employees. We cannot assure you that we will provide adequate incentives to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed.

Our operations are highly dependent on the efforts of our senior executive officers, particularly our Chief Executive Officer, Paresh Patel, as well as our Chief Operating Officer, Karin Coleman, our Chief Financial Officer, Mark Harmsworth, and the president of our real estate division, Anthony Saravanos. The loss of their leadership, industry knowledge and experience could negatively impact our operations. However, we have management succession plans to lessen any such negative impact. We maintain key-man life insurance on Mr. Patel although such policy may be insufficient to cover the damage resulting from the loss of Mr. Patel's services.

Our information technology systems may fail or be disrupted, which could adversely affect our business.

Our insurance business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform underwriting and other modeling functions necessary for writing business, as well as to handle our policy administration process (i.e., the printing and mailing of our policies, endorsements, renewal notices, etc.). The failure or disruption of these systems could interrupt our operations and result in a material, adverse effect on our business.

The growth of our insurance business is dependent upon the successful development and implementation of advanced computer and data processing systems as well as the development and deployment of new information technologies to streamline our operations, including policy underwriting, production and administration and claim processing. The failure of these systems to function as planned could slow our growth and adversely affect our future business volume and results of operations. Additionally, our computer and data processing systems could become obsolete or could cease to provide a competitive advantage in policy underwriting, production and administration and claim processing which could negatively affect our future results of operations.

We conduct our business primarily from offices located in Tampa, Florida where tropical storms could damage our facilities or interrupt our power supply. We currently provide a hybrid work from home strategy for a majority of our workforce. This availability is provided through our highly available redundant cloud infrastructure. The loss or significant impairment of functionality in these facilities for any reason could have a material, adverse effect on our business. We believe this hybrid work strategy and redundant cloud infrastructure provides sufficient redundancies to replace our facilities if functionality is impaired. We contract with a third-party vendor to maintain complete daily backups of our systems, which are stored at the vendor's facility in Atlanta, Georgia. We additionally use industry leading internet cloud infrastructure providers to host some of our data processing systems. These cloud providers ensure redundancy across geographic regions with additional daily system backups. Access to these databases and hosted environments is strictly controlled and limited to authorized personnel. In the event of a disaster causing a complete loss of functionality at our Tampa locations, we plan to use our alternative office in Ocala, Florida temporarily to continue our operations.

Increased competition, competitive pressures, industry developments, and market conditions could affect the growth of our business and adversely impact our financial results.

The property and casualty insurance industry is cyclical and highly competitive. We compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk-sharing mechanisms. Our principal lines of business are written by numerous other insurance companies. Competition for any one account may come from very large, well-established national companies, smaller regional companies, other specialty insurers in our field, and new entrants to the market. Many of these competitors have greater financial resources, larger agency networks and greater name recognition than our company. Additionally, our competitors may merge or acquire one another and further increase their combined financial resources and agency networks. We compete for business not only on the basis of price, but also on the basis of financial strength, types of coverage offered, availability of coverage desired by customers, commission structure, and quality of service. We may have difficulty continuing to compete successfully on any of these bases in the future. Competitive pressures coupled with market conditions may affect our rate of premium growth and financial results.

HCPCI and TTIC have each obtained a Demotech rating of "A Exceptional," which is accepted by major mortgage companies operating in the state of Florida and many other states. Mortgage companies may require homeowners to obtain property insurance from an insurance company with an acceptable A.M. Best rating, which none of our insurance subsidiaries currently have. Such a requirement could prevent us from expanding our business unless we obtain such rating, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies. A downgrade or loss of our Demotech rating could result in a substantial loss of business in the event insureds move their business to insurers with a sufficient financial strength rating. A credit rating downgrade could also result in a significant reduction in the number of policies that our agency networks can sell.

There are inherent limitations and risks related to our projections and our estimates of claims and loss reserves. If our actual losses exceed our loss reserves, our financial results, our ability to expand our business, and our ability to compete in the property and casualty insurance industry may be negatively affected. In addition, industry developments could further increase competition in our industry. These developments could include:

- an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business because of better pricing and/or terms;

- new programs or changes to existing programs in which federally or state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets;

- changes in Florida's or any other states' regulatory climate; and

- the enactment of federal proposals for an optional federal charter that would allow some competing insurers to operate under regulations different or less stringent than those applicable to our insurance subsidiaries.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance available.

If competition limits our ability to write new business at adequate rates, our future results of operations would be adversely affected.

Our interests may conflict with the interests of Exzeo and the interests of Exzeo's other stockholders. Certain conflicts of interest between Exzeo and us could be resolved in a manner unfavorable to us.

Various conflicts of interest between us and Exzeo could arise. Our interests as Exzeo's controlling stockholder may differ from Exzeo's interests or those of its other stockholders. Additionally, ownership interests of our CEO and chairman of our board of directors, Paresh Patel, in our common stock and in the stock of Exzeo, or his service as a director and officer of both companies, could create or appear to create potential conflicts of interest when he is faced with decisions relating to us or business. These decisions could include:

- corporate opportunities;

- the impact that operating decisions for our business may have on Exzeo's Consolidated Financial Statements;

- differences in tax positions between Exzeo and us;

- future, potential commercial arrangements between Exzeo and us (or our affiliates) or between Exzeo and third parties;

- business combinations involving Exzeo;

- our dividend policy;

- management stock ownership; and

- the intercompany agreements between Exzeo and us (or our affiliates).

Furthermore, disputes may arise between Exzeo and us (or our affiliates) relating to our past, ongoing or future relationships and commercial arrangements and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

- the nature, quality, and pricing of services Exzeo agrees to provide to us (and/or our affiliates);

- the nature, quality, and pricing of services we agree to provide to Exzeo;

- sales or other disposals by us of all or a portion of our ownership interest in Exzeo; and

- business combinations involving Exzeo.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We may not achieve some or all of the anticipated benefits of Exzeo being a standalone public company, which could negatively impact our business, financial condition and results of operation.

- We may not be able to achieve all of the anticipated strategic and financial benefits expected as a result of Exzeo being a standalone public company, or such benefits may be delayed or not occur at all. These anticipated benefits include the following:

- allowing investors to evaluate the distinct merits, performance and future prospects of the Exzeo business, independent of our other businesses;

- enhancing Exzeo's ability to focus on its own operating priorities, strategies and specific market dynamics;

- improving Exzeo's strategic and operational flexibility, allowing Exzeo to better target innovation and respond more effectively to different customer needs and the competitive environment for its business;

- allowing Exzeo to adopt a capital structure better suited to its financial profile and business needs, without competing for capital with our other businesses;

- creating an independent equity structure that will facilitate Exzeo's ability to effect future acquisitions utilizing its capital stock;

- articulating a clear investment proposition and capital allocation policy to attract a long-term investor base aligned with Exzeo's strategic goals; and

- enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of Exzeo.

We may not be able to achieve some or all of the anticipated benefits of Exzeo being a standalone public company in the time we expect, if at all, for a variety of reasons, including management distractions and potential operational disruptions during the transition; increased exposure to market volatility, and any such failure to achieve the anticipated benefits could adversely affect our future financial condition, results of operations and cash flows.

The consummation of the Exzeo initial public offering in November 2025 also resulted in a dilution of our economic interest in Exzeo, and as a result we will only benefit from a portion of any profits and growth of that business, and from any dividends and other distributions from that business, if any. We currently do not expect Exzeo to declare or pay any cash dividends, other than tax distributions and certain cash distributions related to the impact of taxes pursuant to our tax allocation agreement among us and our subsidiaries, including Exzeo. If Exzeo discontinues the payment of, or is unable to pay, such distributions to us, this will reduce our available liquidity. Furthermore, the terms of any indebtedness incurred by Exzeo may limit the ability of Exzeo to pay dividends or make other distributions to us, or to amend the agreements between Exzeo and us and our other subsidiaries.

If our actual losses from claims exceed our loss reserves, our financial results would be adversely affected.

Our objective is to establish loss reserves that are adequate and represent management's best estimate of the ultimate cost to investigate and settle each specific claim. However, the process of establishing adequate reserves is complex and inherently uncertain, and the ultimate cost of a claim may vary materially from the amounts reserved. We regularly monitor and evaluate loss and loss adjustment expense reserve development to determine reserve adequacy.

Due to these uncertainties, the ultimate losses may vary materially from current loss reserves which could have a material, adverse effect on our future financial condition, results of operations and cash flows.

Our failure to pay claims accurately could adversely affect our insurance business, financial results and capital requirements.

We rely on our claims personnel to accurately evaluate and pay the claims made under our policies. Many factors could affect our ability to accurately evaluate and pay claims, including the accuracy of our independent adjusters as they make their assessments and submit their estimates of damages; the training, background, and experience of our claims representatives; the ability of our claims personnel to ensure consistent claims processing given the input by our independent adjusters; the ability of our claims department to translate the information provided by our independent adjusters into acceptable claims settlements; and the ability of our claims personnel to maintain and update our claims processing procedures and systems as they evolve over time based on claims and geographical trends in claims reporting. Any failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our corporate image and negatively affect our financial results.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued and renewed, and our financial position and results of operations may be adversely affected as a result of any such unforeseen changes.

Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.

Our insurance subsidiaries are required to have sufficient capital and surplus in order to comply with insurance regulatory requirements, support our business operations and minimize our risk of insolvency. Failure to maintain adequate risk-based capital at the required levels could result in increasingly onerous reporting and examination requirements and could adversely affect our ability to maintain regulatory authority to conduct our business.

If we are unable to expand our business because our capital must be used to pay greater than anticipated claims, our financial results may suffer.

Our future growth will depend on our ability to expand the number of insurance policies we write, to expand the kinds of insurance products we offer, and to expand the geographic markets in which we do business, all balanced by the insurance risks we choose to write and cede. Our existing sources of funds include operations, investment holdings, and a bank credit facility. Unexpected catastrophic events in our market areas, such as hurricanes, may result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims unless we can raise additional capital.

Reinsurance coverage may not be available to us in the future at commercially reasonable rates or at all and we risk non-collectability of reinsurance amounts due us from reinsurers with which we have contracted.

Reinsurance is a method of transferring part of an insurance company's liability under an insurance policy to another insurance company, or reinsurer. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The cost of such reinsurance is subject to prevailing market conditions beyond our control, such as the amount of capital in the reinsurance market and the occurrence of natural and man-made catastrophes. We cannot be assured that reinsurance will remain continuously available to us in the amounts we consider sufficient and at prices acceptable to us. As a result, we may determine to increase the amount of risk we retain or look for other alternatives to reinsurance, which could in turn have a material, adverse effect on our financial position, results of operations and cash flows.

With respect to the reinsurance contracts we currently have in effect, our ability to recover amounts due from reinsurers is subject to such reinsurers' ability and willingness to pay and to meet their obligations to us. We attempt to select financially strong reinsurers with an A.M. Best rating of "A-" or better or we require the reinsurer to fully collateralize its exposure. While we monitor from time to time the financial condition of our reinsurers, we rely principally on A.M. Best, our reinsurance broker, and other rating agencies in determining their ability to meet their obligations to us. Any failure on the part of any one reinsurance company to meet its obligations to us could have a material, adverse effect on our financial condition or results of operations.

The failure of the risk mitigation strategies we utilize could have a material, adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate risk exposure within our insurance business, which include:

- engaging in vigorous underwriting;
- carefully evaluating terms and conditions of our policies;
- focusing on our risk aggregations by geographic zones and other bases; and
- ceding insurance risk to reinsurance companies.

However, there are inherent limitations in these strategies. We cannot provide assurance that an unanticipated event or series of events will not result in loss levels which could have a material, adverse effect on our financial condition or results of operations.

The failure of any of the loss limitation methods we employ could have a material, adverse effect on our financial condition or our results of operations.

Our insurance underwriting process is generally designed to limit our exposure to known and manageable risks. Various provisions of our policies, such as limitations or exclusions from coverage, which have been negotiated to limit our risks, may not be enforceable in the manner we intend.

In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition. While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely affect our loss experience, which changes could have a material, adverse effect on our financial condition or results of operations.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

Now and in the future, we may rely on independent agents to write our insurance policies, and if we are not able to contract with and retain independent agents, our revenues would be negatively affected.

We must compete with other insurers for independent agents' business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents to sell our products. A material reduction in the amount of our products that independent agents sell could negatively affect our revenues.

Our success depends on our ability to accurately price the risks we underwrite.

The results of our operations and our financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks and other new product offerings. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses, and underwriting expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and thus, price our products accurately, is subject to several risks and uncertainties, some of which are outside of our control, including:

- the availability of sufficient reliable data;
- the uncertainties that inherently characterize estimates and assumptions;
- our selection and application of appropriate rating and pricing techniques;
- changes in legal standards, claim settlement practices, and restoration costs; and
- legislatively imposed consumer initiatives.

In addition, we could underprice risks, which would negatively affect our profit margins. We could also overprice risks, which could reduce our retention, sales volume and competitiveness. The foregoing factors could materially and adversely affect our profitability.

Our foreign operations expose us to additional risks, which could negatively impact our business, operating results, and financial condition.

Our foreign operations, in countries such as India and Bermuda, expose us to additional risks including income tax risks, currency exchange rate fluctuations and risks related to other challenges caused by distance, language, and compliance with foreign labor laws and other complex foreign and U.S. laws and regulations that apply to our foreign operations. These numerous and sometimes conflicting laws and regulations include anti-corruption laws, such as the Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials, among others. Violations of these laws and regulations could result in fines and penalties, or criminal sanctions against us, our officers, or our employees. Although policies and procedures are designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

Our acquired renewal rights intangible assets can be subject to impairment charges which can adversely affect our financial results.

We evaluate our renewal rights intangible assets when impairment indicators are present to determine if there has been any impairment in their carrying value. If we determine an impairment has occurred, we are required to record an impairment charge equal to the excess of the asset's carrying value over its estimated fair value. The assumptions underlying our fair value estimates are subject to uncertainties including, but not limited to, policy attrition rates, changes in premium rates, marketplace competition, policyholder behavior, and regulatory changes. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the future cash flows estimated in our impairment analysis may materially differ from our actual results.

The insolvency and receivership of United Property & Casualty Insurance Company could adversely affect our financial results.

In 2023, United Property & Casualty Insurance Company ("United"), an insurer for which we provided reinsurance, was placed into receivership by the State of Florida due to its financial insolvency. As a result, our agreements with United were terminated. Although there have been withdrawals from funds held in trust in settlement for claims and claims processing services, we cannot predict the actions a receiver might take with regards to restrictions on, or use of, funds held in trust. Any such actions could have a material adverse effect on our financial position and results of operations.

Any lack of business or financial success by a reciprocal insurance exchange we manage could diminish our expected management fee revenue and damage our business reputation.

The reciprocal insurance exchanges, which we manage, may enter into the business of providing certain insurance coverage, a product and market which is new to us and for which we have limited experience. In managing this business, we could encounter unexpected challenges, including, for example, challenges in accurately assessing risk, determining appropriate pricing, and establishing adequate reserves. Although our risk of loss in connection with the reciprocal insurance exchanges is currently limited to the surplus notes, any lack of business or financial success could not only diminish the management fee revenue we expect to generate from that enterprise, but also damage our insurance management reputation and consequently diminish opportunities to generate management fee revenue from future similar enterprises as well as diminish the value of the overall HCI enterprise.

Financial risks

HCI Group, Inc. depends on the ability of its subsidiaries to generate and transfer funds to meet its debt obligations.

HCI Group, Inc. does not have significant revenue-generating operations of its own. Our ability to make scheduled payments on our debt obligations depends on the financial condition and operating performance of our subsidiaries. If the funds we receive from our subsidiaries, some of which are subject to regulatory restrictions on the payment of distributions, are insufficient to meet our debt obligations, we may be required to raise funds through the issuance of additional debt or equity securities, reduce or suspend dividend payments, or sell assets.

We may require additional capital in the future which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that our present capital is insufficient to meet future operating requirements or to cover losses, we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe current capital together with our anticipated retained income will support our operations. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we require additional capital, it is possible that equity or debt financing may not be available at all or may be available only on terms unfavorable to us. Equity financings could result in dilution to our shareholders, and in any case such securities may have rights, preferences and privileges that are senior to those of existing shareholders. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially affected.

Our credit agreement contains restrictions that can limit our flexibility in operating our business.

The agreement governing our revolving credit facility contains various covenants that limit our ability to engage in certain transactions. These covenants limit our and our subsidiaries' ability to, among other things:

- incur additional indebtedness;

- declare or make any restricted payments;

- create liens on any of our assets now owned or hereafter acquired;

- consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets now owned or hereafter acquired; and

- enter into certain transactions with our affiliates.

An increase in interest rates may negatively impact our operating results and financial condition.

Borrowings under our revolving credit facility have a variable rate of interest. An increase in interest rate would have a negative impact on our results of operations attributable to increased interest expense.

<u>Investment risks</u>

There may be limited markets for and restrictions on certain holdings in our investment portfolio.

Certain holdings in our investment portfolio include limited partnership interests and commercial real estate. We may increase our holdings in these types of investments as we pursue further diversification. These investments may be illiquid in the near term as they are privately placed and are subject to certain restrictions or conditions that may limit our ability to immediately dispose of the investments. If it becomes necessary to sell any of these investments at a time when the fair market value is below our carrying value, we may incur significant losses which could have a material adverse effect on our net income and financial position.

Our financial results may be negatively affected by the fact that a portion of our income is generated by the investment of our available cash.

A portion of our income is, and likely will continue to be, generated by the investment of our available cash. The amount of income so generated is a function of our investment policy, available investment opportunities, and the amount of available cash invested. Fluctuating interest rates and other economic factors make it difficult to estimate accurately the amount of investment income that will be realized. In fact, we have realized and may in the future realize losses on sales of our investments as well as credit losses on our investment holdings. Any unfavorable change to the fair value of our equity securities will also impact our financial results.

Our revenue from real estate investments may be affected by the success and economic viability of our anchor retail tenants. Our reliance on a single or significant tenant at certain properties may impact our ability to lease vacated space and adversely affect returns on the specific property.

At certain retail centers, we may have tenants, commonly referred to as anchor tenants, occupying all or a large portion of the gross leasable space. In the event an anchor tenant becomes insolvent, suffers a downturn in business, ceases its operations at the retail center, or otherwise determines not to renew its lease, any reduction or cessation of rental payments to us could adversely affect the returns on our real estate investments. A lease termination or cessation of operations by an anchor tenant could also lead to the loss of other tenants at the specific retail location. We may then incur additional expenses to make improvements and prepare the vacated space to be leased to one or more new tenants.

Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor tenant could also allow other tenants to make reduced rental payments or to terminate their leases.

Our retail and other real estate properties may be subject to impairment charges which can adversely affect our financial results.

We periodically evaluate our long-lived assets and related intangible assets to determine if there has been any impairment in their carrying values. If we determine an impairment has occurred, we are required to record an impairment charge equal to the excess of the asset's carrying value over its estimated fair value. As our real estate operations grow, there is an increased potential that the impairment of an asset could have a material adverse effect on our financial results. In addition, our fair value estimates are based on several assumptions that are subject to economic and market uncertainties including, but not limited to, demand for space, competition for tenants, changes in market rental rates and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the future cash flows estimated in our impairment analysis may not be achieved.

Our ongoing investments in real estate and information technology businesses have inherent risks and could burden our financial and human resources.

We have invested and expect to continue to invest in real estate and information technology. Despite our due diligence, these investments may still involve significant risks and uncertainties, including distraction of management and employees from current operations, insufficient revenues to offset liabilities assumed and incurred expenses, inadequate return of capital, and failure to realize the anticipated benefits. There can be no assurance that such investments will be successful and will not adversely affect our financial condition and operating results.

<u>*Legal and regulatory risks*</u>

Industry trends, such as litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards, and the escalation of loss severity may contribute to increased costs and to the deterioration of the reserves of our insurance subsidiaries.

Loss severity in the property and casualty insurance industry may increase and may be driven by larger court judgments. In the event legal actions and proceedings are brought on behalf of classes of complainants, this may increase the size of judgments. The propensity of policyholders and third party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render our loss reserves inadequate for current and future losses.

As an insurance holding company, we are currently subject to state regulation and in the future may become subject to federal regulation.

All states regulate insurance holding company systems. State statutes and administrative rules generally require each insurance company in the holding company group to register with the department of insurance in its state of domicile and to furnish information concerning the operations of the companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the group. As part of its registration, each insurance company must identify material agreements, relationships and transactions with affiliates, including without limitation, loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends, and consolidated tax allocation agreements.

Insurance holding company regulations generally provide that transactions between an insurance company and its affiliates must be fair and equitable, allocated between the parties in accordance with customary accounting practices, and fully disclosed in the records of the respective parties. Many types of transactions between an insurance company and its affiliates, such as transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system may be subject to prior approval by, or prior notice to, state regulatory authorities. If we are unable to obtain the requisite prior approval for a specific transaction, we would be precluded from taking the action, which could adversely affect our operations. In addition, state insurance regulations also frequently impose notice or approval requirements for the acquisition of specified levels of ownership in the insurance company or insurance holding company.

Regulations may vary from state to state, and states occasionally may have conflicting regulations. Currently, the federal government's role in regulating or dictating the policies of insurance companies is limited. However, Congress, from time to time, considers proposals that would increase the role of the federal government in insurance regulation, either in addition to or in lieu of state regulation. The impact of any future federal insurance regulation on our insurance operations is unclear and may adversely impact our business or competitive position.

Our insurance subsidiaries are subject to extensive regulation, which may reduce our profitability or limit our growth. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

The insurance industry is highly regulated and supervised. Our insurance subsidiaries are subject to the supervision and regulation of the states in which they are domiciled and the states in which they transact insurance business. Such supervision and regulation is primarily designed to protect our policyholders rather than our shareholders. These regulations are generally administered by a department of insurance in each state and relate to, among other things:

- the content and timing of required notices and other policyholder information;
- the amount of premiums the insurer may write in relation to its surplus;
- the amount and nature of reinsurance a company is required to purchase;
- participation in guaranty funds and other statutorily created markets or organizations;
- business operations and claims practices;
- approval of policy forms and premium rates;
- standards of solvency, including risk-based capital measurements;

- licensing of insurers and their products;

- restrictions on the nature, quality and concentration of investments;

- restrictions on the ability of insurance company subsidiaries to pay dividends to their holding companies;

- restrictions on transactions between insurance companies and their affiliates;

- restrictions on the size of risks insurable under a single policy;

- requiring deposits for the benefit of policyholders;

- requiring certain methods of accounting;

- periodic examinations of our operations and finances;

- the form and content of records of financial condition required to be filed; and

- the level of reserves.

The FLOIR and regulators in other jurisdictions where we may become licensed and offer insurance products conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. These regulatory authorities also conduct periodic examinations into insurers' business practices. These reviews may reveal deficiencies in our insurance operations or non-compliance with regulatory requirements.

In certain states, including Florida, insurance companies are subject to assessments levied by the states where they conduct their business. While we can recover these assessments from Florida policyholders through policy surcharges, our payment of the assessments and our recoveries may not offset each other in the same reporting period in our consolidated financial statements and may cause a material, adverse effect on our cash flows and results of operations in a particular reporting period.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

Finally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business, reduce our profitability and limit our growth.

A regulatory environment that requires approval of rate increases and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the homeowners industry generally is not experiencing regulatory challenges to rate increases.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Our results of operations and financial condition could be adversely affected by any of these factors.

Our real estate operations are subject to regulation under various federal, state, and local laws concerning the environment.

Our real estate operations own various properties including marina facilities, and commercial buildings. As a result, we are subject to regulation under various federal, state, and local laws concerning the environment, including laws addressing the discharge of pollutants into the air and water and the management and disposal of hazardous substances and waste and the cleanup of contaminated sites. We could incur substantial costs, including remediation costs, fines and civil or criminal sanctions and third-party damage or personal injury claims, if in the future we were to violate or become liable under environmental laws relating to our real estate operations.

Security and fraud risks

An unauthorized disclosure or loss of policyholder or employee information or other sensitive or confidential information, including by cyber-attack or other security breach, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations.

As part of our normal operations, we collect, process and retain certain sensitive and confidential information. We are subject to various federal and state privacy laws and rules regarding the use and disclosure of certain sensitive or confidential information. Despite the security measures we have implemented to help ensure data security and compliance with applicable laws and rules, which include firewalls, regular penetration testing and other measures, our facilities and systems, and those of our third-party service providers and vendors, may be vulnerable to cyber-attacks, security breaches, acts of vandalism, computer viruses, theft of data, misplaced or lost data, programming and human errors, physical break-ins, or other disruptions. In addition, we cannot ensure that we will be able to identify, prevent or contain the effects of possible cyber-attacks or other cybersecurity risks in the future that may bypass our security measures or disrupt our information technology systems or business.

Noncompliance with any privacy or security laws and regulations, or any security breach, cyber-attack or cybersecurity breach, and any incident involving the misappropriation, loss or other unauthorized disclosure or use of, or access to, sensitive or confidential member information, could require us to expend significant capital and other resources to continue to modify or enhance our protective measures and to remediate any damage caused by such breaches. In addition, this could result in interruptions to our operations and damage to our reputation, and misappropriation of confidential information could also result in regulatory enforcement actions, material fines and penalties, litigation or other liability or actions which could have a material adverse effect on our business, cash flows, financial condition and results of operations. As the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

We rely on service providers and vendors to provide certain technology, systems and services that we use in connection with various functions of our business, including PCI DSS (Payment Card Industry Data Security Standard) compliant credit card processing, and we may entrust them with confidential information. The information systems of our third-party service providers and vendors are also vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or our information through fraud or other means of deceiving our associates, third-party service providers or vendors. Hardware, software or applications we obtain from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Ever-evolving threats mean our third-party service providers and vendors must continually evaluate and adapt their own respective systems and processes, and there is no assurance that they will be adequate to safeguard against all data security breaches or misuses of data. Any future significant compromise or breach of our data security via a third-party service provider or vendor could result in additional significant costs, lost revenues, fines, lawsuits, and damage to our reputation. We have acquired a cybersecurity insurance policy to help mitigate any financial impact that may incur with a breach along with the assistance for legal and/or media requirements during that time.

General risks

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

The demand for homeowners insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting premiums, commissions and fees generated by our business. Some new policies may be sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets we serve could impact our ability to generate new business. The economic activity that impacts homeowners insurance is most closely correlated with employment levels, corporate revenue and asset values.

Changing climate conditions could have an adverse impact on our business, results of operations or financial condition.

There is constant emerging science on climate change. Climate change may affect the frequency and severity of storms, and other weather events, and negatively affect our business, results of operations, and/or financial condition.

We have exposure to unpredictable catastrophes, which can materially and adversely affect our financial results.

We write insurance policies that cover homeowners, condominium owners, and tenants for losses that result from, among other things, catastrophes. We are therefore subject to losses, including claims under policies we have written, arising out of catastrophes that may have a significant effect on our business, results of operations, and financial condition. A significant catastrophe could also have an adverse effect on our reinsurers. Catastrophes can be caused by various events, including hurricanes, tropical storms, tornadoes, windstorms, earthquakes, hailstorms, explosions, power outages, fires, winter storms and man-made events. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in Florida and the northeast and southeast regions, which are subject to adverse weather conditions such as hurricanes, tropical storms and winter storms. Therefore, although we attempt to manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance protection and may have a material, adverse impact on our results of operations and financial condition.

ITEM 1B – *Unresolved Staff Comments*

Not applicable.

ITEM 1C – *Cybersecurity*

We rely on digital technology to conduct our businesses and interact with customers, policyholders, agents, and vendors. With this reliance on technology comes the associated security risks from the use of communication technology and networks.

Risk Management and Strategy

The goal of our cybersecurity risk management strategy is to protect the privacy, integrity, and availability of our critical systems and information. Our processes are designed to identify, assess, and manage material risks from cybersecurity threats as part of our entity-wide risk management efforts. To safeguard our data and the data of our customers, management utilizes a multi-layered approach including the use of an external security operations center that specializes in the detection and containment of cyber-attacks. For protection of endpoint devices connected to our network, we use third-party managed detection and response security software. Perimeter defense technology is used to filter e-mail for threats from malware, viruses, phishing attempts, and network firewalls are used to monitor incoming and outgoing network traffic.

Tools utilized to prevent threats include multifactor authentication, e-mail security services, mobile e-mail security policies, virtual private networks, third-party security experts, and timely applications of software patches, among others. We conduct annual penetration testing, disaster recovery testing, internal and external audits of our cybersecurity controls, as well as simulated cyberattack scenarios to evaluate our preparedness for these situations. Employees are required to complete mandatory semiannual cybersecurity training and participate in periodic phishing simulations. We also maintain cyber insurance coverage, which includes access to a cyber incident response team in the event of a cybersecurity incident.

Management of cybersecurity risks also extends to third-party service providers engaged for specialized functions. Oversight of these providers is maintained through a third-party risk management process which includes obtaining and reviewing independent service organization audit reports on Service Organization Controls ("SOC") to evaluate the design and operating effectiveness of relevant controls. Certain third-party providers are monitored and reviewed through oversight procedures performed by external service providers to assess controls related to data protection, system security, and access management.

We respond to cybersecurity events in accordance with our Cyber Security Incident Response Plan ("CSIRP"), which follows the guidance of the National Institute of Standards and Technology Cybersecurity Framework and provides for assessment, mitigation, and if necessary, remediation of any effects of a system breach. We also conduct annual breach simulations with internal information technology teams to test each step of our CSIRP.

There have been no cybersecurity events in the past that have materially affected or are reasonably likely to materially affect the Company's business strategy, results of operations, or financial condition. Although we believe our defenses against cyber-intrusions are sufficient, we continue to update our prevention programs to respond to sophisticated and rapidly evolving attempts to overcome our security measures. Such continuing threats could have a variety of adverse business impacts. See Item 1A – "Risk Factors" under the heading "Security and fraud risks" above for additional information on risks to our business from cybersecurity incidents and related matters.

Governance

Cybersecurity is a critical component of our overall risk management process. Our Board of Directors oversees our cybersecurity risk management, including oversight of policies, processes, and material risks related to cyber security.

Responsibility for the assessment and management of cybersecurity risks resides with senior management. The members of management responsible for managing cybersecurity threats are HCI Group's

Vice President of Information Technology and the Chief Technology Officer of Exzeo. Both the Vice President of Information Technology and the Chief Technology Officer have extensive experience in information technology, operations, network security, and cybersecurity risk management, including the implementation and monitoring of security controls, coordination with third-party security service providers, and defense of computer networks against cyber intrusions. In addition, HCI Group's Director of Cybersecurity is dedicated to overseeing our multi-layered cybersecurity defenses and leads monthly security meetings attended by information technology managers.

Day to day cybersecurity operations are supported by internal information technology personnel with experience in system security, threat monitoring, incident detection, and response, who are responsible for implementing cyber security controls, monitoring threats and coordinating response activities.

Our Board receives periodic updates from management regarding cybersecurity risks, controls, and any material cybersecurity incidents. At least one member of the Board has information technology and cybersecurity-related experience, which supports the Board's oversight of cybersecurity risk management.

ITEM 2 – *Properties*

Real Estate Owned and Used in Operations

Tampa, Florida. Coconut Palm. The real estate consists of 10.4 acres of land and a two-story office building with gross area of approximately 64,850 square feet and currently serves as HCI Group, Inc.'s corporate headquarters.

Tampa, Florida. Century Park. The real estate consists of 6.2 acres of land and a four-story office building with gross area of approximately 68,908 square feet and currently serves as Exzeo's corporate headquarters. As of December 31, 2025, this property serves as collateral to a 4.55% promissory note of $4.1 million which matures in August 2036.

Ocala, Florida. Silver Springs. The real estate consists of 1.5 acres of land and a two-story office building with gross area of approximately 12,896 square feet. The facility is 100% designated as an auxiliary office for Exzeo.

Real Estate Investments

Tierra Verde, Florida. Tierra Verde. The real estate consists of 7.1 acres of waterfront property, a dry rack storage building with gross area of 57,500 square feet, and two buildings with retail space having an aggregate gross area of approximately 23,912 square feet. This marina facility is owned and operated by us. Approximately 6% of the available retail space is occupied as our marina office and 33% of the retail space is leased to non-affiliates. We are currently assessing redevelopment opportunities for this property.

Treasure Island, Florida. Treasure Island. The real estate consists of approximately 9.1 acres of waterfront property, a restaurant, and a marina facility. The marina facility is currently owned and operated by us. The restaurant facility is leased to an unrelated party that operates several restaurants in the area.

Riverview, Florida. Riverview Station. The real estate consists of 2.3 acres of land with a gas station and a retail shopping center with 12,945 of rentable space. The entirety of this property is leased to non-affiliates.

Clearwater, Florida. Clearwater Market. The real estate consists of 6.1 acres of land and a retail shopping center with 58,692 square feet of rentable space. The shopping center is anchored by an ALDI supermarket. Approximately 94% of the rentable space is leased to non-affiliates and the remaining space is available for lease. As of December 31, 2025, this property serves as collateral to a 5.50% promissory note of $11.4 million which matures in July 2033.

Tampa, Florida. Westview. We own approximately 8.6 acres of undeveloped land that we acquired in February 2019.

Haines City, Florida. Shops at the Grove. The real estate consists of approximately 15.5 acres of land and a retail shopping center with 60,748 square feet of rentable space. The shopping center is anchored by a Publix supermarket. Approximately 94% of the rentable space is leased to non-affiliates and the remaining space is available for lease. As of December 31, 2025, this property serves as collateral to a 5.65% promissory note of $16.9 million which matures in August 2035.

Tampa, Florida. Corporate Oaks. The real estate consists of 10.4 acres of land and three three-story office buildings with gross area of approximately 189,147 square feet. The entirety of this property is leased to the Government Employee Insurance Company ("GEICO").

St. Petersburg, Florida. Carillon Park. The real estate consists of 12.4 acres of land and two two-story office buildings with gross area of approximately 179,723 square feet. The rentable space is unoccupied and is currently being marketed for lease to non-affiliated tenants.

Leased Property

Noida, India. We lease 15,000 square feet of office space for our information technology operations for Exzeo. The lease is scheduled to expire on January 31, 2031.

Plantation, Florida. We lease approximately 5,700 square feet of office space for our claims related administration. The lease is scheduled to expire on May 31, 2028.

We believe all of our properties are adequate and suitable for our business and are adequately maintained.

ITEM 3 – *Legal Proceedings*

We are a party to litigation and other legal matters arising in the ordinary course of our business. From time to time, we are also subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations, and threatened legal actions and proceedings. Although we cannot predict with certainty the ultimate resolution of the litigation and other legal matters we are a party to, we do not believe that any known or potential litigation and other legal matters will have a material, adverse effect on our consolidated financial position, results of operations, or cash flows. See Note 21 "Commitments and Contingencies" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K for additional information.

ITEM 4 – *Mine Safety Disclosures*

Not applicable.

PART II

ITEM 5 – *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock trades on the NYSE under the symbol "HCI."

Holders

As of February 20, 2026, there were 253 holders of record of our common stock, which does not include the number of stockholders who hold our common stock through banks, brokers, and other financial institutions.

Dividends

The declaration and payment of dividends is at the discretion of our Board. Our ability to pay dividends depends on many factors, including the Company's operating results, financial condition, capital requirements, the availability of cash from our subsidiaries and legal and regulatory constraints and requirements on the payment of dividends and other factors that our Board deems relevant.

Our insurance subsidiaries are subject to restrictions on the dividends they may pay. Those restrictions could impact our ability to pay dividends in the future.

Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its stockholders except out of that part of its available and accumulated capital and surplus funds which is derived from realized net operating profits on its business and net realized capital gains. Additionally, a Florida domestic insurer may not make dividend payments or distributions to its stockholders without prior approval of the FLOIR if the dividend or distribution would exceed the larger of (1) the lesser of (a) 10.0% of its capital surplus or (b) net income, not including realized capital gains, plus a two year carry forward, (2) 10.0% of capital surplus with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains or (3) the lesser of (a) 10.0% of capital surplus or (b) net investment income plus a three year carry forward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains.

Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the FLOIR if (1) the dividend is equal to or less than the greater of (a) 10.0% of the insurer's capital surplus as regards to policyholders derived from realized net operating profits on its business and net realized capital gains or (b) the insurer's entire net operating profits and realized net capital gains derived during the immediately preceding calendar year, (2) the insurer will have policy holder capital surplus equal to or exceeding 115.0% of the minimum required statutory capital surplus after the dividend or distribution, (3) the insurer files a notice of the dividend or distribution with the FLOIR at least ten business days prior to the dividend payment or distribution and (4) the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115% of required statutory capital surplus as to policyholders. Except as provided above, a Florida domiciled insurer may only pay a dividend or make a distribution (1) subject to prior approval by the FLOIR or (2) 30 days after the FLOIR has received notice of such dividend or distribution and has not disapproved it within such time.

During 2025, our insurance subsidiaries paid dividends of $14.0 million to HCI.

Performance Graph

The following graph compares the 5-year cumulative total dollar return to shareholders on our common stock relative to the cumulative total returns of the Russell 2000 Index and the NASDAQ Insurance Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each index on December 31, 2020 and its relative performance is tracked through December 31, 2025. The returns shown are based on historical results and are not intended to suggest future performance.



COMPARISON OF CUMULATIVE TOTAL RETURN

Based on an initial investment of $100 on December 31, 2020 with dividends reinvested.

Recent Sales of Unregistered Securities

None.

Use of Proceeds from Registered Equity Securities

None.

Issuer Purchase of Equity Securities

The number of common shares surrendered by employees to satisfy payroll tax liabilities associated with the vesting of restricted stock awards issued under our stock-based compensation plan is summarized below:

For the Month Ended	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)	Maximum Dollar Value of Shares That May Yet Be Purchased Under The Plans or Programs (b)
October 31, 2025	3,880	$206.37	—	$—
November 30, 2025	—	$ —	—	$—
December 31, 2025	—	$ —	—	$—
	3,880	**$206.37**	**—**	

ITEM 6 – *Reserved*

Not applicable.

ITEM 7 – *Management's Discussion and Analysis of Financial Condition and Results of Operations*

        The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. This section is intended to (i) provide material information relevant to the assessment of our results of operations and cash flows; (ii) enhance the understanding of our financial condition, changes in financial condition, and results of operations; and (iii) discuss material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future performance or of future financial condition.

        Included below are year-over-year comparisons between 2025 and 2024. For information on year-over-year comparisons between 2024 and 2023, refer to Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 2024 Annual Report on Form 10-K, which was filed with the SEC on February 28, 2025.

        The following discussion and analysis contains forward-looking statements about our business, operations, and financial performance based on current plans and estimates involving risks, uncertainties, and assumptions, which could differ materially from actual results. Factors that could cause such differences are discussed in the sections of this Annual Report titled Item 1A "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

BUSINESS AND BASIS OF PRESENTATION

        We are primarily engaged in the property and casualty insurance business. We provide various homeowners' property and casualty insurance products for properties located in the State of Florida, which is our primary market, as well as in other states in the northeast and southeast regions of the U.S.

        Our insurance operations are supported by other insurance-related subsidiaries within the consolidated group. Exzeo provides turn-key insurance technology and operations solutions based on a proprietary platform of purpose-built software and data analytics applications that are specifically designed for the property and casualty insurance ecosystem. We utilize Exzeo's internally developed software technologies to identify profitable underwriting opportunities, drive efficiency in claim processing and settlements, and streamline operations across our insurance operations and other insurance-related businesses.

        We also provide AIF services for reciprocal insurance exchanges owned by their policyholders. Although we do not have any equity interest in the reciprocal insurance exchanges, we are required to consolidate them as their primary beneficiary. In addition, we have a commercial real estate group that is primarily engaged in the business of developing and operating commercial properties for investment purposes or for our own use.

        We identify our segments based on the manner in which our Chief Executive Officer, who is the chief operating decision maker, evaluates performance and makes decisions regarding the allocation of resources. We have five reportable segments: Insurance Operations, Exzeo, Reciprocal Exchange Operations, Real Estate, and Corporate and Other. Due to their economic characteristics, our property and casualty insurance division and reinsurance operations, excluding the insurance operations under Reciprocal Exchange Operations, are grouped together into one reportable segment under Insurance Operations. The Exzeo segment includes insurance technology and operations solutions for property and casualty insurance carriers. The Reciprocal Exchange Operations segment represents the insurance operations of consolidated reciprocal insurance exchanges that are owned by their policyholders. The Real Estate segment relates to our commercial real estate group that is primarily engaged in the business of developing and operating commercial properties for investment purposes or for our own use. The Corporate and Other segment represents the activities of the holding companies and any other operations that do not meet the quantitative and qualitative thresholds for a reportable segment. The determination of segments may change over time due to changes in operational emphasis, revenue, and results of operations. Refer to Note 15 "Segment Information" to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

All financial information presented in this section has been prepared in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and includes the accounts of HCI Group, Inc. and its subsidiaries and consolidated VIEs. All intercompany transactions have been eliminated.

FACTORS AFFECTING OPERATING RESULTS

Our general operating and growth strategies are to continually optimize our existing book of insurance business, organically expand our insurance business, manage our costs and expenses, diversify our business operations, develop and deploy new technologies to streamline operational processes, and maintain a strong balance sheet so we can quickly pursue accretive opportunities when they arise. Our growth strategies also include policy assumption from third-party insurance companies with the intention of renewing and/or replacing them with our policies.

Our insurance business has grown both organically and through strategic policy assumptions, which have been a key driver of our expansion. We have participated in legislatively mandated take-out programs, designed to reduce the state's risk exposure by transitioning policies from Citizens, a Florida state supported insurer, to private insurers. We selectively pursue additional assumption opportunities with Citizens when they align with our risk appetite and growth strategy. We also assume policies from other insurance companies in Florida and/or any other state in which we operate.

The nature of our business is to cover losses that may arise from, among other things, hurricanes and other catastrophic events such as tornadoes, floods and winter storms. The occurrence of any such catastrophes could have a significant adverse effect on our business, results of operations, and financial condition. To mitigate the risk associated with catastrophic events, we purchase reinsurance from other large insurance companies. Even without catastrophic events, we may incur losses and loss adjustment expenses that deviate substantially from our estimates and that may exceed our reserves, in which case our net income and capital would decrease. Our operating and growth strategies may also be impacted by regulation of our business by the State of Florida and other states in which we operate. For example, insurance regulators must approve our policy forms and premium rates as well as monitor our compliance with financial and regulatory requirements.

Recent Events

The table below shows the number of policies and annualized gross premiums assumed from Citizens during the periods presented:

Years Ended December 31,	Policies Assumed	Annualized Gross Premiums ('000)
2025	60,820	$216,728
2024	52,805	315,062
2023	59,860	224,789
Total	**173,485**	**$756,579**

During 2025, approximately 33,000 policies with annualized premiums of $115.9 million assumed relate to Tailrow, which commenced operations during 2025. During 2024, approximately 700 policies with annualized premiums of $81.7 million assumed relate to CORE, which commenced operations during 2024. Both CORE and Tailrow represent consolidated reciprocal insurance exchanges that are ultimately owned by their policyholders. Accordingly, all of the net income associated with CORE and Tailrow is included in net income attributable to noncontrolling interests.

On November 6, 2025, Exzeo closed its initial public offering, issuing 8,000,000 shares of common stock at a price of $21.00 per share for gross proceeds of $168.0 million. Underwriting and offering costs totaled $13.2 million and were recorded as a reduction of the proceeds received. The net proceeds were allocated as $129.2 million to additional paid-in capital and $25.5 million to noncontrolling interest on the consolidated balance sheet with no recognition of a gain or loss on the consolidated statements of income. As of December 31, 2025, we owned approximately 82.5% of Exzeo's outstanding shares of common stock, inclusive of unvested restricted stock. Accordingly, Exzeo remains a consolidated, majority-owned, subsidiary of HCI Group, Inc. As the initial public offering diluted HCI's ownership of Exzeo, the amount of Exzeo's net income included in net income attributable to noncontrolling interests will increase in subsequent periods.

On January 22, 2024, Exzeo entered into a Stock Redemption Agreement with Centerbridge which allowed Exzeo to redeem all of the Exzeo Series A Preferred Stock held by Centerbridge. The redemption occurred prior to an optional February 26, 2025 redemption right held by Centerbridge. The redemption totaled $100.0 million plus accrued and unpaid dividends of approximately $2.9 million. At redemption, the difference between the consideration transferred of $102.9 million and the redemption date carrying value of $96.7 million was recorded as a deemed dividend and included in net income attributable to redeemable noncontrolling interests. Subsequent to the redemption, there are no other transactions impacting net income attributable to redeemable noncontrolling interests.

KEY PERFORMANCE INDICATORS

We make strategic decisions, measure our performance, evaluate our business, and identify trends in our business using certain key performance indicators, including the operating metrics gross loss ratio, net expense ratio, and net combined ratio. Computations of our key performance indicators may not be comparable to other similarly titled measures reported by other companies. Additionally, we compute and disclose other ratios for informational purposes only.

Gross Loss Ratio

Gross loss ratio is defined as losses and loss adjustment expenses in relation to gross premiums earned. The gross loss ratio represents the percentage of our premiums used to cover our losses. We use the gross loss ratio as a metric to measure and monitor our underwriting and pricing practices.

Gross Expense Ratio

Gross expense ratio is defined as total expenses excluding losses and loss adjustment expenses and interest expense in relation to gross premiums earned. The gross expense ratio represents the percentage of our gross premiums used on operating expenses. We use the gross expense ratio as a metric to measure and monitor the efficiency of our operating and overhead costs.

Net Combined Ratio

Net combined ratio is defined as total expenses excluding interest expense in relation to net premiums earned. The net combined ratio represents the combination of the net loss ratio and net expense ratio. We use the net combined ratio as a metric to measure and monitor our overall profitability.

RESULTS OF OPERATIONS

The following table summarizes our results of operations for the years ended December 31, 2025, 2024 and 2023 (in thousands, except per share amounts or as otherwise indicated):

	Years Ended December 31,			2025 vs. 2024 Change	2024 vs. 2023 Change
	2025	2024	2023		
Revenue					
Gross premiums earned	$1,236,145	$1,083,220	$ 765,512	$ 152,925	$ 317,708
Premiums ceded	(414,479)	(405,659)	(269,627)	(8,820)	(136,032)
Net premiums earned	821,666	677,561	495,885	144,105	181,676
Net investment income	65,411	59,148	46,234	6,263	12,914
Net realized investment gains (losses)	2,753	3,384	(1,996)	(631)	5,380
Net unrealized investment gains	123	2,644	3,215	(2,521)	(571)
Policy fee income	6,858	4,639	4,704	2,219	(65)
Other income	4,135	2,675	2,628	1,460	47
Total revenue	**900,946**	**750,051**	**550,670**	**150,895**	**199,381**
Expenses					
Losses and loss adjustment expenses	241,827	374,708	254,579	(132,881)	120,129
Policy acquisition and other underwriting expenses	122,426	99,402	90,822	23,024	8,580
General and administrative personnel expenses	72,125	63,152	53,868	8,973	9,284
Interest expense	9,156	13,344	11,117	(4,188)	2,227
Other operating expenses	26,082	26,018	22,634	64	3,384
Total expenses	**471,616**	**576,624**	**433,020**	**(105,008)**	**143,604**
Income before income taxes	**429,330**	**173,427**	**117,650**	**255,903**	**55,777**
Income tax expense	108,935	45,846	28,393	63,089	17,453
Net income	**320,395**	**127,581**	**89,257**	**192,814**	**38,324**
Net income attributable to redeemable noncontrolling interests	—	(10,149)	(9,370)	10,149	(779)
Net income attributable to noncontrolling interests	(21,390)	(7,479)	(853)	(13,911)	(6,626)
Net income after noncontrolling interests	**$ 299,005**	**$ 109,953**	**$ 79,034**	**$ 189,052**	**$ 30,919**
Ratios to Net Premiums Earned:					
Loss Ratio	29.4%	55.3%	51.3%	(25.9)%	4.0%
Expense Ratio (excluding interest expense)	26.9%	27.8%	33.7%	(0.9)%	(5.9)%
Combined Ratio (excluding interest expense)	56.3%	83.1%	85.0%	(26.8)%	(1.9)%
Ratios to Gross Premiums Earned:					
Loss Ratio	19.6%	34.6%	33.3%	(15.0)%	1.3%
Expense Ratio (excluding interest expense)	17.8%	17.4%	21.9%	0.4%	(4.5)%
Combined Ratio (excluding interest expense)	37.4%	52.0%	55.2%	(14.6)%	(3.2)%
Earnings Per Share:					
Basic	$ 24.58	$ 10.59	$ 9.13	$ 13.99	$ 1.46
Diluted	$ 22.72	$ 8.89	$ 7.62	$ 13.83	$ 1.27

Comparison of the Year Ended December 31, 2025 with the Year Ended December 31, 2024

Revenue

Gross Premiums Earned increased primarily due to a higher volume of policies in force as a result of the addition of policies assumed from Citizens during the fourth quarter of 2024, the first quarter of 2025, and the fourth quarter of 2025. During 2025, gross premiums earned were $1,145.8 million from Insurance Operations and $95.6 million from Reciprocal Exchange Operations. During 2024, gross premiums earned were $1,036.1 million from Insurance Operations and $51.2 million from Reciprocal Exchange Operations.

Premiums Ceded increased primarily due to growth in the volume of policies in force and total insured value, partially offset by a $62.9 million non-recurring amount included in 2024 as a result of unfavorable adjustments related to retrospective provisions due to the effects of Hurricane Milton and Hurricane Helene. Premiums ceded represented 33.5% and 37.5% of gross premiums earned during 2025 and 2024, respectively.

Our premiums ceded represent costs of reinsurance (i) to cover losses from catastrophes that exceed the retention levels defined by our catastrophe excess of loss reinsurance contracts, (ii) to provide additional loss coverage on a high-value individual risk basis through facultative reinsurance, or (iii) to assume a proportional share of losses as defined in a quota share agreement. The rates we pay for reinsurance are based primarily on policy exposures reflected in gross premiums earned. Under contracts in effect prior to June 1, 2025, reinsurance costs could be adjusted by retrospective provisions under reinsurance contracts. There were no adjustments to premiums ceded related to retrospective provisions during 2025 as opposed to an increase of $44.3 million during 2024.

Net Premiums Earned represent gross premiums earned less premiums ceded.

Net Premiums Written represent premiums charged on policies issued during the period less any applicable reinsurance costs.

The following is a reconciliation of our Net Premiums Written to Net Premiums Earned for 2025 and 2024 (in thousands):

	Years Ended December 31,	
	2025	**2024**
Net Premiums Written	$880,291	$761,108
Increase in Unearned Premiums	(58,625)	(83,547)
Net Premiums Earned	**$821,666**	**$677,561**

The increase in net premiums written is primarily due to a higher volume of policies in force as described above. We had approximately 313,400 policies in force as of December 31, 2025 compared to approximately 271,300 policies in force as of December 31, 2024.

Expenses

Losses and Loss Adjustment Expenses decreased as 2025 did not have any losses from catastrophic events while 2024 included net losses of $78.2 million from Hurricane Milton, $43.0 million from Hurricane Helene, and $6.5 million from Hurricane Debby. In addition, while we have a higher volume of policies in force, we have experienced a reduction in claim and litigation frequency over the comparative periods during 2025. The gross loss ratio for 2025 was 19.6% compared to 34.6% for 2024. See "Reserves for Losses and Loss Adjustment Expenses" under "Critical Accounting Policies and Estimates."

Policy Acquisition and Other Underwriting Expenses primarily reflect the amortization of deferred acquisition costs such as commissions payable to agents for production and renewal of policies and premium taxes. The overall increase was primarily due to a higher volume of premiums in force in the comparative periods.

General and Administrative Personnel Expenses include salaries, wages, payroll taxes, stock-based and other incentive compensation expenses, and employee benefit costs. Factors such as merit increases, changes in headcount, and periodic restricted stock grants, among others, cause fluctuations in this expense. In addition, our personnel expenses are decreased by the capitalization of payroll costs related to projects to develop software for internal use and the payroll costs associated with the processing and settlement of certain catastrophe claims which are recoverable from reinsurers under reinsurance contracts. The year-over-year increase was primarily attributable to an increase in stock-based and other incentive compensation as well as an increase in salaries and wages.

Interest Expense decreased primarily as a result of the conversion of $172.5 million of 4.75% convertible senior notes during 2025, which also resulted in a $1.1 million debt conversion expense included in other operating expenses.

Income Tax Expense increased primarily as a result of an increase in income before taxes. The effective tax rate for 2025 and 2024 was 25.4% and 26.4%, respectively. Incorporated within each rate is the federal statutory tax rate of 21.0%, state taxes (net of federal benefits), and unfavorable non-deductible compensation expenses.

Ratios

The gross loss ratio decreased due to the decrease in losses and loss adjustment expenses and the increase in gross premiums earned.

The net expense ratio decreased primarily due to the increase in net premiums earned, partially offset by the increase in policy acquisition and other underwriting expenses and the increase in general and administrative personnel expenses.

Our net combined ratio decreased due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Throughout our history, our liquidity requirements have been met through issuances of our common and preferred stock, debt offerings, and funds from operations. We expect our future liquidity requirements will be met by funds from operations, primarily the cash received by our insurance subsidiaries from premiums written and investment income. We may consider raising additional capital through debt and/or equity offerings to support our growth and future investment opportunities.

Our insurance subsidiaries require liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to fund operating expenses. In addition, we attempt to maintain adequate levels of liquidity and surplus to manage any differences between the duration of our liabilities and invested assets. In the insurance industry, cash collected for premiums from policies written is invested, interest and dividends are earned thereon, and losses and loss adjustment expenses are paid out over a period of years. This period of time varies by the circumstances surrounding each claim. With the exception of litigated claims, substantially all of our losses and loss adjustment expenses are fully settled and paid within approximately 100 days of the claim receipt date. Additional cash outflow occurs through payments of underwriting costs such as commissions, taxes, payroll, and general overhead expenses.

As of December 31, 2025, we have $1.2 billion of cash and cash equivalents. We believe that we maintain sufficient liquidity to pay claims and expenses, as well as to satisfy commitments in the event of unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies. We maintain a comprehensive reinsurance program at levels management considers adequate to diversify risk and safeguard our financial position.

In the future, we anticipate our primary use of funds will be to pay claims, reinsurance premiums, interest and principal on our debt, dividends, and to fund operating expenses and real estate acquisitions.

Revolving Credit Facility

As of December 31, 2025, we are party to a senior secured revolving credit facility with Fifth Third Bank ("Revolving Credit Facility"). The Revolving Credit Facility currently provides borrowing capacity of up to $150.0 million and expires on November 5, 2030. Borrowings under the Revolving Credit Facility bear interest at an annual rate equal to the one or three month SOFR plus a ten basis points adjustment plus a margin based on the debt-to-capital ratio, with interest payments due in arrears on January 1, April 1, July 1, and October 1.

As of December 31, 2025, we had an outstanding balance of $36.0 million and had an available borrowing capacity of $114.0 million under the Revolving Credit Facility. As of December 31, 2025, we were in compliance with all required covenants. Refer to Note 10 "Revolving Credit Facility" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Long-Term Debt

The following table summarizes the principal and interest payment obligations for our long-term debt as of December 31, 2025 (principal in thousands):

Debt Description	Issued	Maturity	Interest Rate	Payment Date	December 31, 2025
4.55% Promissory Note	7/6/2018	8/1/2036	4.55%	Monthly	$ 4,125
5.50% Promissory Note	6/26/2023	7/1/2033	5.50%	Monthly	11,422
5.65% Promissory Note	7/24/2025	8/1/2035	5.65%	Monthly	16,896
Total principal amount					**$32,443**

Refer to Note 11 "Long-Term Debt" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

At-The-Market Facility

On January 22, 2024, we implemented an "at-the-market" facility (the "ATM Facility") which gives us the ability to raise up to $75.0 million through the issuance of new shares of common stock through a sales agent (the "Sales Agent"). We have no obligation to sell, and the Sales Agent has no obligation to buy or sell, any shares of common stock under the ATM Facility. As of December 31, 2025, the remaining availability under the ATM Facility was $75.0 million.

Investments

The main objective of our investment policy is to maximize our after-tax investment income with a reasonable level of risk given the current financial market. Our excess cash is invested primarily in money market accounts, certificates of deposit, and available-for-sale fixed-maturity and equity securities.

As of December 31, 2025, we had $663.2 million of available-for-sale fixed-maturity and equity investments, which are carried at fair value. Changes in the general interest rate environment affect the returns available on new available-for-sale fixed-maturity investments. While a rising interest rate environment enhances the returns available on new investments, it reduces the market value of existing available-for-sale fixed-maturity investments and thus the availability of gains on disposition. A decline in interest rates reduces the returns available on new available-for-sale fixed-maturity investments but increases the market value of existing available-for-sale fixed-maturity investments, creating the opportunity for realized investment gains on disposition.

In the future, we may alter our investment policy with regard to investments in federal, state and municipal obligations, preferred and common equity securities and real estate mortgages, as permitted by applicable law, including insurance regulations.

Limited Partnership Investments

Our limited partnership investments consist of six private equity funds managed by their general partners. Withdrawals from limited partnership investments are generally not permitted and distributions occur when the underlying investments of the limited partnership investments are liquidated. Additionally, two of these funds have unexpired capital commitments which are callable at the discretion of the fund's general partner for funding new investments or expenses of the fund. Although capital commitments for the four remaining funds have expired, the general partners may request additional funds under certain circumstances. As of December 31, 2025, there were unexpired capital commitments of $3.7 million. Refer to Note 5 "Investments" of our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Real Estate Investments

Real estate investments have long been a significant component of our overall investment portfolio. It diversifies our portfolio and helps offset the volatility of other higher-risk assets. Thus, we may consider expanding our real estate investments portfolio should an opportunity arise.

Dividends

On January 14, 2026, our Board declared a quarterly dividend of $0.40 per common share. The dividends will be paid on March 20, 2026 to stockholders of record on February 20, 2026.

Sources and Uses of Cash

The following table is a summary of our cash flow activity for the periods presented (in thousands):

	Years Ended December 31,			2025 vs 2024 Change	2024 vs 2023 Change
	2025	2024	2023		
Net cash provided by operating activities	$444,449	$ 331,816	$230,658	$112,633	$ 101,158
Net cash provided by (used in) investing activities	87,272	(260,110)	4,269	347,382	(264,379)
Net cash provided by (used in) financing activities	146,197	(75,174)	67,117	221,371	(142,291)
Effect of exchange rate changes on cash	(229)	(112)	(42)	(117)	(70)
Net increase (decrease) in cash and cash equivalents and restricted cash	**$677,689**	**$ (3,580)**	**$302,002**	**$681,269**	**$(305,582)**

Cash Flows for the Year Ended December 31, 2025

Net cash provided by operating activities during 2025 was approximately $444.4 million, which consisted primarily of cash received from net premiums written, and reinsurance recoveries of approximately

$146.1 million less cash disbursed for operating expenses, losses and loss adjustment expenses and interest payments. Net cash provided by investing activities of $87.3 million was primarily due to the proceeds from calls, repayments and maturities of available-for-sale fixed-maturity securities of $627.6 million, the proceeds from sales of available-for-sale fixed-maturity and equity securities of $42.7 million, distributions of return of capital from limited partnership investments of $2.3 million, and proceeds from sales of real estate investments of $2.0 million, offset by purchases of available-for-sale fixed-maturity, equity securities, and other investments of $555.3 million, purchases of real estate investments of $28.4 million, and purchases of property and equipment of $3.6 million. Net cash provided by financing activities totaled $146.2 million, which was primarily due to proceeds from the issuance of noncontrolling interests of $156.2 million, proceeds from the issuance of long-term debt of $17.0 million, and net surplus contribution from subscribers of $6.7 million, offset by $19.3 million of cash dividend payments, net repayment of the line of credit agreement of $8.0 million, net share settlements of $1.5 million, and net share settlements of noncontrolling interests of $1.5 million.

Cash Flows for the Year Ended December 31, 2024

Net cash provided by operating activities during 2024 was approximately $331.8 million, which consisted primarily of cash received from net premiums written, and reinsurance recoveries of approximately $131.6 million less cash disbursed for operating expenses, losses and loss adjustment expenses and interest payments. Net cash used in investing activities of $260.1 million was primarily due to the purchases of available-for-sale fixed-maturity and equity securities of $836.6 million, the purchases of real estate investments of $16.1 million, the purchases of property and equipment of $4.1 million, and additional investments in limited partnership interests of $1.2 million, offset by the proceeds from calls, repayments and maturities of available-for-sale fixed-maturity securities of $457.1 million, the proceeds from sales of available-for-sale fixed-maturity and equity securities of $137.2 million, and distributions received from limited partnership investments of $3.6 million. Net cash used in financing activities totaled $75.2 million, which was primarily due to the redemption of redeemable noncontrolling interests of $100.0 million, $16.6 million of cash dividend payments, cash dividends paid to redeemable noncontrolling interests of $2.9 million, $1.0 million of net share settlements, and repayments of long-term debt of $0.5 million, offset by net borrowing under the line of credit agreement of $44.0 million and net surplus contribution from noncontrolling interests of $2.9 million.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2025, we had unexpired capital commitments for limited partnerships investments of $3.7 million as described above. We do not have any other arrangements giving rise to material obligations that are not reported in our consolidated balance sheets as described in Item 303 of SEC Regulation S-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The accompanying consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to select accounting policies and make estimates that affect amounts reported in the consolidated financial statements and the accompanying notes. Management's estimates are based on the relevant information available at the end of each period. Actual results could differ materially from these estimates under different assumptions or market conditions.

The following discussion includes estimates prepared in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations, and are based on, among other things, estimates, assumptions, and judgments made by management that include inherent risks and uncertainties. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.

We believe our accounting policies and estimates specific to losses and loss adjustment expenses, reinsurance recoverable, income taxes, stock-based compensation expense, and limited partnership investments involve our most significant judgments and estimates material to our consolidated financial statements.

Refer to the notes to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion of our significant accounting policies and the effect on our consolidated financial statements.

Reserves for Losses and Loss Adjustment Expenses. We establish reserves for the estimated total unpaid costs of losses including loss adjustment expenses (LAE). LAE are costs associated with the investigation, evaluation, adjustment, and settlement of insurance claims and can be either allocated, costs directly attributable to a specific claim, or unallocated, costs that cannot be directly attributed to a specific claim. Loss and LAE reserves reflect management's best estimate of the total cost of (i) claims that have been reported, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to us ("IBNR"). Reserves established by us represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management's best estimate of our company's liability based on the application of actuarial techniques and other projection methodologies and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, we give careful consideration to all available data and actuarial analyses.

Currently, our estimated ultimate liability is calculated using the principles and procedures described in Note 13 "Losses and Loss Adjustment Expenses" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K, which are applied to the lines of business written. However, because the establishment of loss and LAE reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss and LAE reserves and have a material, adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

Our reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine our net loss reserves. Management does not believe that any reasonably likely changes in the frequency of claims would affect our loss and LAE reserves. However, management believes that a reasonably likely increase or decrease in the severity of claims could impact our net loss and LAE reserves. The table below summarizes the effect on net loss and LAE reserves and equity in the event of reasonably likely changes in the severity of claims considered in establishing loss and LAE reserves. The range of reasonably likely changes in the severity of our claims was established based on a review of changes in loss year development and applied to loss and LAE reserves as a whole. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios:

	Year Ended December 31, 2025	
Change in Reserves	Reserves	Percentage Change in Equity, Net of Tax
-20.0%	461,196	7.78%
-15.0%	490,021	5.83%
-10.0%	518,846	3.89%
-5.0%	547,670	1.94%
Base	**576,495**	**—**
5.0%	605,320	(1.94)%
10.0%	634,145	(3.89)%
15.0%	662,969	(5.83)%
20.0%	691,794	(7.78)%

Reinsurance Recoverable. In the normal course of business, we seek to reduce the loss that may arise from catastrophes or other events by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Our reinsurance recoverable balance represents an estimate of the amount of paid and unpaid losses and loss adjustment expenses that is recoverable from reinsurers. This estimate is determined in a manner consistent with the terms of the applicable reinsurance contracts and based on the ultimate losses and loss adjustment expenses we expect to incur. Given the uncertainty of the ultimate amounts of losses and loss adjustment expenses, the estimate may vary significantly from the eventual outcome.

From time to time, our reinsurance contracts may include retrospective provisions that adjust premiums based on the loss experience under the contract. In accordance with U.S. GAAP, we will recognize an asset in the period in which the absence of loss experience obligates the reinsurer to pay cash or other consideration under the contract. In the event that a loss arises, we will derecognize such asset in the period in which a loss arises. In such cases, a with-and-without method is used to estimate the asset or liability amount to be recognized at each reporting date. The amount of the estimate is the difference between the net contract costs before and after the loss experience under the contract. Estimates related to premium adjustments are recognized in ceded premiums earned. These estimates are reviewed monthly based on the loss experience to date and as adjustments become necessary. Such adjustments to the asset or liability, which accrue throughout the contract term, will negatively impact our operating results when a catastrophic loss event occurs during the contract term.

Income Taxes. We file consolidated federal and state income tax returns and allocate taxes among our subsidiaries in accordance with a written tax-allocation agreement.

We account for income taxes using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The effect on deferred income tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amount of deferred income tax assets to the estimated realization amount.

The valuation allowance for deferred income tax assets relates to the uncertainty of the utilization of U.S. federal, state and foreign deferred income tax assets. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, which include our past operating results, the existence of cumulative losses in the most recent years, and our forecast of future taxable income. In estimating future taxable income, we develop assumptions related to the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage our underlying businesses.

We recognize positions taken or expected to be taken in a tax return in the consolidated financial statements when it is more-likely-than-not (i.e., a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit with greater than 50% likelihood of being realized upon ultimate settlement. We record liabilities for positions that have been taken but do not meet the more-likely-than-not recognition threshold. We include interest and penalties associated with unrecognized tax benefits as income tax expense and as a component of the recorded balance of unrecognized tax benefits.

Stock-Based Compensation. We issue stock-based compensation awards to employees and non-employee directors on a periodic basis in the form of stock options and restricted stock awards. The fair value of a stock-based award is determined on the date of grant and recognized over a period of time, depending on the type and conditions underlying the award.

For stock-based awards that contain only a service-based vesting condition, the grant date fair value of the award is recognized as compensation expense on a straight-line basis over the requisite service period. The fair value of a stock option is determined using the Black-Scholes option-pricing model, which uses the following significant inputs and assumptions: (i) the price per share of common stock, (ii) the exercise price, (iii) the risk-free interest rate, (iv) the dividend yield, (v) the contractual term, and (vi) the estimated volatility. These inputs are developed based on historical data and market information. The fair value of a restricted stock award is determined by the market price of the stock on the date of grant.

For restricted stock awards that contain a market-based vesting condition, fair value is determined using a Monte Carlo simulation model with the assistance of a third-party valuation specialist. Additionally, the grant date fair value of the award is recognized as compensation expense on a straight-line basis over the derived service period, which is also determined using a Monte Carlo simulation. The recognition of expense may be accelerated if the market conditions are met sooner than estimated.

For stock-based awards granted by a non-public subsidiary, an independent valuation specialist will assist in determining the fair value of the underlying stock price of the subsidiary using different valuation methods such as a Monte Carlo simulation model and a binomial distribution model. Inputs such as an estimated stock price of our private subsidiary and expected price volatility used in these valuation methods are derived mathematically from a data analysis of many public peer companies with similar characteristics.

Our stock-based compensation awards are equity-classified with the associated compensation expense included in general and administrative personnel expenses in the consolidated statements of income. Stock-based compensation for awards granted under a subsidiary's stock-based compensation plan are included in noncontrolling interests in the consolidated balance sheets. Forfeitures are accounted for as they occur.

Limited Partnership Investments. We have interests in limited partnerships that are not registered under the U.S., the securities laws of any state or the securities laws of any other jurisdictions. The partnership interests cannot be resold in the public market and any withdrawal is subject to the terms and conditions of the partnership agreements. We have no influence over partnership operating and financial policies. We use the equity method to account for the investments with ownership interest greater than five percent. For the investments with ownership interest at five percent or less, we use the net asset value method to estimate the fair value of these investments. We generally recognize our share of the limited partnerships' earnings or losses on a three-month lag. Due to the lag, we may record an adjustment to our most recent share of net asset value when the amount can be reasonably estimated and a significant adverse impact on the net asset value is expected as a result of a major economic event.

Net investment income or loss from limited partnerships represents a net aggregate amount of operating results allocated to us based on the percentage of ownership interest in each limited partnership. These limited partnerships measure their investments at fair value and reflect the related unrealized gains and losses in their statements of income. Accordingly, the application of the equity method and the net asset value method result in the carrying value of limited partnership investments to approximate their estimated fair value as of each reporting date.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 "Recent Accounting Pronouncements" to the consolidated financial statements included in this Annual Report on Form 10-K for further information about recent accounting pronouncements and adoptions.

ITEM 7A – *Quantitative and Qualitative Disclosures About Market Risk*

Our investment portfolio as of December 31, 2025 included available-for-sale fixed-maturity and equity securities, the purposes of which are not for speculation. Our main objective is to maximize after-tax investment income and maintain sufficient liquidity to meet our obligations while minimizing market risk, which is the potential economic loss from adverse fluctuations in securities prices. We consider many factors including credit ratings, investment concentrations, regulatory requirements, anticipated fluctuation of interest rates, durations and market conditions in developing investment strategies. Our investment securities are managed primarily by an investment committee appointed by our Board of Directors. From time to time, our investment committee may decide to invest in low-risk assets such as U.S. government bonds.

Our investment portfolio is exposed to interest rate risk, credit risk, and equity price risk. Fiscal and economic uncertainties caused by any government action or inaction may exacerbate these risks and potentially have adverse impacts on the value of our investment portfolio.

We classify our fixed-maturity securities as available-for-sale and report any unrealized gains or losses, net of deferred income taxes, as a component of other comprehensive income within our stockholders' equity. As such, any material temporary changes in their fair value can adversely impact our stockholders' equity. In addition, we recognize any unrealized gains or losses related to our equity securities in our statement of income. As a result, our results of operations can be materially affected by the volatility in the equity market.

Interest Rate Risk

Our available-for-sale fixed-maturity securities are sensitive to potential losses resulting from unfavorable changes in interest rates. We manage the risk by analyzing anticipated movement in interest rates and considering our future capital needs.

The following table illustrates the impact of hypothetical changes in interest rates to the fair value of our available-for-sale fixed-maturity securities as of December 31, 2025 (dollar amounts in thousands):

Hypothetical Change in Interest Rates	Estimated Fair Value	Change in Estimated Fair Value	Percentage Increase (Decrease) in Estimated Fair Value
300 basis point increase	$525,268	$(72,061)	-12%
200 basis point increase	548,398	(48,931)	-8%
100 basis point increase	572,418	(24,911)	-4%
100 basis point decrease	623,129	25,800	4%
200 basis point decrease	649,820	52,491	9%
300 basis point decrease	677,401	80,072	13%

Credit Risk

Credit risk can expose us to potential losses arising principally from adverse changes in the financial condition of the issuers of our available-for-sale fixed-maturity securities. We mitigate the risk by investing in available-for-sale fixed-maturity securities that are generally investment grade, by diversifying our investment portfolio to avoid concentrations in any single issuer or business sector, and by continually monitoring each individual security for declines in credit quality. While we emphasize credit quality in our investment selection process, significant downturns in the markets or general economy may impact the credit quality of our portfolio.

The following table presents the composition of our available-for-sale fixed-maturity securities, by rating, as of December 31, 2025 (dollar amounts in thousands):

Comparable Rating	Cost or Amortized Cost	% of Total Amortized Cost	Estimated Fair Value	% of Total Estimated Fair Value
AAA	$ 4,787	1%	$ 4,774	1%
AA+, AA, AA-	337,239	57%	338,316	57%
A+, A, A-	67,103	11%	67,435	11%
BBB+, BBB, BBB-	178,677	30%	179,332	30%
B+,B,B-	2,174	0%	2,082	0%
Not Rated	5,403	1%	5,390	1%
Available-for-sale fixed-maturity securities	**$595,383**	**100%**	**$597,329**	**100%**

Equity Price Risk

Our equity investment portfolio as of December 31, 2025 included common stocks, perpetual preferred stocks, mutual funds, and exchange-traded funds. We may incur potential losses due to adverse changes in equity security prices. We manage the risk primarily through industry and issuer diversification and asset mix.

The following table illustrates the composition of our equity securities as of December 31, 2025 (dollar amounts in thousands):

	Estimated Fair Value	% of Total Estimated Fair Value
Stocks by sector:		
Consumer	$ 5,748	9%
Financial	6,200	9%
Communications	4,596	7%
Other (1)	5,146	8%
	21,690	33%
Mutual funds and exchange-traded funds by type:		
Debt	34,772	53%
Equity	1,940	3%
Alternative	7,488	11%
	44,200	67%
Equity Securities	$65,890	100%

(1)   Represents an aggregate of less than 5% sectors.

Foreign Currency Exchange Risk

As of December 31, 2025, we did not have any material exposure to foreign currency related risk.

ITEM 8 – *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of HCI Group, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HCI Group, Inc. and Subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Reserves for Losses and Loss Adjustment Expenses

As described in Note 2 "Summary of Significant Accounting Policies" and Note 13 "Losses and Loss Adjustment Expenses" to the financial statements, the Company's reserves for losses and loss adjustment expenses ("LAE") reported in the consolidated balance sheet were $576.5 million as of December 31, 2025.

Reserves for losses and LAE reflect management's best estimate regarding the Company's ultimate losses, resulting in a liability for claims that have been reported, but not yet paid, and claims that have been incurred but not yet reported. The reserves are based on the application of actuarial techniques and other projection methodologies, taking into consideration other facts and circumstances known at the balance sheet date. The methods used by management in determining the reserves for losses and LAE are complex and subjective with various key inputs and assumptions. Judgement is required to determine the inputs and assumptions used and these can significantly impact the reserves recognized. The most significant judgments include the choice of the appropriate standard actuarial reserving methods, the selection of loss development factors that place reliance on actual historical loss experience, current claim trends, and the prevailing social, economic and legal environments, and reserves derived specific to catastrophe events.

The principal considerations for our determination of the reserves for losses and LAE as a critical audit matter are the complexity and subjectivity of the judgments, estimates and assumptions that management utilized in determining their ultimate loss estimates. This required a high degree of effort and judgment in selecting the audit procedures to evaluate management's estimates and assumptions as it relates to the reserves for losses and LAE, including the use of an auditor's specialist.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to management's determination of the reserves for losses and LAE, including controls over the actuarial methods and assumptions utilized to support the reserve calculations, and controls over the completeness and accuracy of historical loss data utilized in the reserves calculations.

- We tested the completeness and accuracy of the historical loss data used in the development of the reserves.

- We performed analytical procedures over the Company's recorded reserves in relation to the Company's appointed actuary's range of reserve estimates.

- We engaged an actuary as an auditor's specialist to independently assess the Company's appointed actuary's selection of actuarial methods and assumptions and the resulting reserve ranges and point estimates.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2013.

Charlotte, North Carolina
February 26, 2026

Report of Independent Registered Public Accounting Firm on Internal Control

To the Stockholders and Board of Directors of HCI Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited HCI Group, Inc. and Subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company for each of the three years in the period ended December 31, 2025, and our report dated February 26, 2026, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Charlotte, North Carolina
February 26, 2026

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31,	
	2025	**2024**
Assets		
Fixed-maturity securities, available-for-sale, at fair value (amortized cost: $595,383 and $719,536, respectively and allowance for credit losses: $0 and $0, respectively)	$ 597,329	$ 718,537
Equity securities, at fair value (cost: $61,597 and $52,030, respectively)	65,890	56,200
Limited partnership investments	17,690	20,802
Real estate investments	103,746	79,120
Other investments	5,000	—
Total investments	789,655	874,659
Cash and cash equivalents (a)	1,210,126	532,471
Restricted cash (a)	3,748	3,714
Income taxes receivable (a)	1,332	463
Deferred income tax assets, net (a)	2,237	72
Premiums receivable, net (allowance: $4,469 and $5,891, respectively) (a)	57,494	50,582
Prepaid reinsurance premiums (a)	50,127	92,060
Reinsurance recoverable, net of allowance for credit losses (a):		
Paid losses and loss adjustment expenses (allowance: $0 and $0, respectively)	27,855	36,062
Unpaid losses and loss adjustment expenses (allowance: $97 and $186, respectively)	262,041	522,379
Deferred policy acquisition costs (a)	59,722	54,303
Property and equipment, net	28,939	29,544
Intangible assets, net	2,683	5,206
Funds withheld for assumed business	5,254	11,690
Other assets (a)	27,715	17,008
Total assets	**$2,528,928**	**$2,230,213**
Liabilities, Redeemable Noncontrolling Interests and Equity		
Losses and loss adjustment expenses (a)	$ 576,495	$ 845,900
Unearned premiums (a)	643,328	584,703
Advance premiums (a)	19,302	18,867
Reinsurance payable on paid losses and loss adjustment expenses	—	2,496
Ceded reinsurance premiums payable (a)	27,591	18,313
Assumed premiums payable (a)	1,744	2,176
Income taxes payable (a)	12,782	5,451
Deferred income tax liabilities, net (a)	3,814	2,830
Revolving credit facility	36,000	44,000
Long-term debt	31,877	185,254
Accrued expenses and other liabilities (a)	61,351	51,182
Total liabilities	**1,414,284**	**1,761,172**
Commitments and contingencies (Note 21)		
Redeemable noncontrolling interests (Note 18)	3,359	1,691
Equity:		
Common stock (no par value, 40,000,000 shares authorized, 12,992,147 and 10,767,184 shares issued and outstanding, respectively)	—	—
Additional paid-in capital	428,109	122,289
Retained earnings	611,509	331,793
Accumulated other comprehensive income (loss)	1,459	(749)
Total stockholders' equity	**1,041,077**	**453,333**
Noncontrolling interests	70,208	14,017
Total equity	**1,111,285**	**467,350**
Total liabilities, redeemable noncontrolling interests and equity	**$2,528,928**	**$2,230,213**

(a)   See Note 14 for details of balances associated with variable interest entities.

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands, except per share amounts)

	Years Ended December 31,		
	2025	2024	2023
Revenue			
Gross premiums earned	$1,236,145	$1,083,220	$ 765,512
Premiums ceded	(414,479)	(405,659)	(269,627)
Net premiums earned	821,666	677,561	495,885
Net investment income	65,411	59,148	46,234
Net realized investment gains (losses)	2,753	3,384	(1,996)
Net unrealized investment gains	123	2,644	3,215
Policy fee income	6,858	4,639	4,704
Other	4,135	2,675	2,628
Total revenue	900,946	750,051	550,670
Expenses			
Losses and loss adjustment expenses	241,827	374,708	254,579
Policy acquisition and other underwriting expenses	122,426	99,402	90,822
General and administrative personnel expenses	72,125	63,152	53,868
Interest expense	9,156	13,344	11,117
Other operating expenses	26,082	26,018	22,634
Total expenses	471,616	576,624	433,020
Income before income taxes	429,330	173,427	117,650
Income tax expense	108,935	45,846	28,393
Net income	320,395	127,581	89,257
Net income attributable to redeemable noncontrolling interests (Note 18)	—	(10,149)	(9,370)
Net income attributable to noncontrolling interests	(21,390)	(7,479)	(853)
Net income after noncontrolling interests	**$ 299,005**	**$ 109,953**	**$ 79,034**
Basic earnings per share	$ 24.58	$ 10.59	$ 9.13
Diluted earnings per share	$ 22.72	$ 8.89	$ 7.62

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands)

| | Years Ended December 31, | | |
	2025	2024	2023
Net income	$320,395	$127,581	$89,257
Other comprehensive income, net of income taxes:			
Available-for-sale fixed-maturity securities	2,208	2,586	6,961
Other comprehensive income, net of income taxes	**2,208**	**2,586**	**6,961**
Comprehensive income	**322,603**	**130,167**	**96,218**
Comprehensive income attributable to noncontrolling interests	(21,390)	(7,652)	(1,091)
Comprehensive income after noncontrolling interests	**$301,213**	**$122,515**	**$95,127**

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Equity
For the Year Ended December 31, 2025
(In thousands, except per share amount)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount						
Balance as of December 31, 2024	10,767,184	$—	$122,289	$331,793	$ (749)	$ 453,333	$14,017	$ 467,350
Net income	—	—	—	299,005	—	299,005	21,390	320,395
Other comprehensive income, net of income taxes	—	—	—	—	2,208	2,208	—	2,208
Issuance of restricted stock	51,330	—	—	—	—	—	—	—
Forfeiture of restricted stock	(3,785)	—	—	—	—	—	—	—
Net share settlements on vesting of restricted stock	(9,645)	—	(1,516)	—	—	(1,516)	—	(1,516)
Conversion of senior notes to common stock	2,187,063	—	172,898	—	—	172,898	—	172,898
Issuance of noncontrolling interests, net of issuance costs	—	—	129,209	—	—	129,209	25,545	154,754
Dilution from subsidiary stock-based compensation	—	—	(3,139)	—	—	(3,139)	1,650	(1,489)
Common stock dividends	—	—	—	(19,289)	—	(19,289)	—	(19,289)
Stock-based compensation	—	—	8,368	—	—	8,368	2,602	10,970
Reclassification of nonrefundable subscriber surplus contributions	—	—	—	—	—	—	5,004	5,004
Balance as of December 31, 2025	12,992,147	$—	$428,109	$611,509	$1,459	$1,041,077	$70,208	$1,111,285

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Equity – (Continued)
For the Year Ended December 31, 2024
(In thousands, except per share amount)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount						
Balance as of December 31, 2023	**9,738,183**	**$—**	**$ 89,568**	**$238,438**	**$(3,163)**	**$324,843**	**$ 2,322**	**$327,165**
Net income				119,427		119,427	8,154	127,581
Net income attributable to redeemable noncontrolling interests				(9,474)		(9,474)	(675)	(10,149)
Other comprehensive income, net of income taxes					2,414	2,414	172	2,586
Cashless exercise of common stock warrants	386,267							—
Issuance of restricted stock	269,200							—
Forfeiture of restricted stock	(5,175)							—
Net share settlements on vesting of restricted stock	(10,378)		(1,036)			(1,036)		(1,036)
Conversion of senior notes to common stock	389,087		23,449			23,449		23,449
Dilution from subsidiary stock-based compensation							(481)	(481)
Common stock dividends				(16,598)		(16,598)		(16,598)
Stock-based compensation			6,922			6,922	3,267	10,189
Deemed dividend on warrant modification			3,386			3,386		3,386
Reclassification of nonrefundable subscriber surplus contributions							1,258	1,258
Balance as of December 31, 2024	**10,767,184**	**$—**	**$122,289**	**$331,793**	**$ (749)**	**$453,333**	**$14,017**	**$467,350**

See accompanying Notes to Consolidated Financial Statements.

53

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Equity – (Continued)
For the Year Ended December 31, 2023
(In thousands, except per share amount)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount						
Balance as of December 31, 2022	8,598,682	$—	$—	$172,482	$(9,886)	$162,596	$(1,342)	$161,254
Net income	—	—	—	87,743	—	87,743	1,514	89,257
Net income attributable to redeemable noncontrolling interest	—	—	—	(8,709)	—	(8,709)	(661)	(9,370)
Other comprehensive income, net of income taxes	—	—	—	—	6,723	6,723	238	6,961
Issuance of restricted stock	13,000	—	—	—	—	—	—	—
Forfeiture of restricted stock	(9,001)	—	—	—	—	—	—	—
Net share settlements on vesting of restricted stock	(14,498)	—	(784)	—	—	(784)	—	(784)
Issuance of common stock in public offering	1,150,000	—	84,572	—	—	84,572	—	84,572
Dilution from subsidiary stock-based compensation	—	—	—	—	—	—	(354)	(354)
Common stock dividends	—	—	—	(13,719)	—	(13,719)	—	(13,719)
Stock-based compensation	—	—	6,421	—	—	6,421	2,927	9,348
Additional paid-in capital shortfall adjustment allocated to retained income	—	—	(641)	641	—	—	—	—
Balance as of December 31, 2023	9,738,183	$—	$89,568	$238,438	$(3,163)	$324,843	$2,322	$327,165

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income after noncontrolling interests	$ 299,005	$ 109,953	$ 79,034
Net income attributable to noncontrolling interests	21,390	17,628	10,223
Net income	320,395	127,581	89,257
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation expense	10,970	10,189	9,348
Net accretion of discount on investments in available-for-sale fixed-maturity securities	(2,461)	(3,414)	(4,497)
Depreciation and amortization	11,217	4,299	8,184
Deferred income tax (benefit) expense	(1,918)	2,406	(1,102)
Net realized investment (gains) losses	(2,753)	(3,384)	1,996
Net unrealized investment gains	(123)	(2,644)	(3,215)
Net loss (income) from limited partnership investments	820	(597)	(661)
Distributions of return on investment from limited partnership investments	1	1,020	1,148
Loss on extinguishment of debt	—	—	177
Debt conversion expense	1,125	—	—
Gain on sale of real estate investments	(440)	—	(8,811)
Foreign currency remeasurement loss	172	133	60
Other non-cash items	301	376	(178)
Changes in operating assets and liabilities:			
Income taxes	6,462	(2,714)	10,509
Premiums receivable, net	(6,912)	(12,545)	(3,039)
Assumed premiums receivable	—	19,954	(19,954)
Prepaid reinsurance premiums	41,933	(5,828)	(19,605)
Reinsurance recoverable	268,634	(208,215)	338,401
Deferred policy acquisition costs	(5,419)	(11,393)	2,612
Funds withheld for assumed business	6,436	18,397	18,685
Other assets	(10,887)	37,987	(21,448)
Losses and loss adjustment expenses	(269,405)	260,827	(278,692)
Unearned premiums	58,625	83,546	133,110
Advance premiums	435	2,972	(2,692)
Reinsurance payable on paid losses and loss adjustment expenses	(2,496)	(649)	(5,461)
Ceded reinsurance premiums payable	9,278	9,392	(8,725)
Assumed premiums payable	(432)	1,326	850
Reinsurance recovered in advance on unpaid losses	—	—	(19,863)
Accrued expenses and other liabilities	10,891	2,794	14,264
Net cash provided by operating activities	444,449	331,816	230,658

(continued)

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows – (Continued)
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from investing activities:			
Investments in limited partnerships	—	(1,233)	(1,483)
Distributions of return of capital from limited partnership investments	2,291	3,591	3,115
Distributions received from unconsolidated joint venture	—	—	18
Purchase of property and equipment	(3,633)	(4,052)	(6,502)
Purchase of real estate investments	(28,386)	(16,066)	(21,405)
Purchase of intangible assets	—	—	(1,786)
Purchase of available-for-sale fixed-maturity securities	(508,530)	(804,037)	(332,152)
Purchase of equity securities	(41,739)	(32,599)	(20,501)
Purchase of other investments	(5,000)	—	—
Purchase of short-term and other investments	—	—	(81)
Proceeds from sales of property and equipment	—	14	—
Proceeds from sales of real estate investments	2,013	—	21,746
Proceeds from sales of available-for-sale fixed-maturity securities	7,655	111,374	22,326
Proceeds from calls, repayments and maturities of available-for-sale fixed-maturity securities	627,578	457,102	328,719
Proceeds from sales of equity securities	35,023	25,796	12,202
Proceeds from sales, redemptions and maturities of short-term and other investments	—	—	53
Net cash provided by (used in) investing activities	87,272	(260,110)	4,269
Cash flows from financing activities:			
Common stock dividends	(19,289)	(16,598)	(13,719)
(Repayment) borrowing under revolving credit facility, net	(8,000)	44,000	—
Proceeds from issuance of common stock, net of issuance costs	—	—	84,572
Proceeds from issuance of noncontrolling interests, net of issuance costs	156,205	—	—
Payment of other noncontrolling interests issuance costs	(1,069)	—	—
Dividends paid to redeemable noncontrolling interests	—	(2,923)	(6,763)
Proceeds from issuance of long-term debt	17,000	—	12,000
Subscriber surplus contributions, net	6,672	2,949	—
Repayment of long-term debt	(646)	(519)	(562)
Redemption of long-term debt	—	(466)	(6,895)
Debt conversion costs paid	(1,125)	—	—
Payment of net share settlements and other	(1,524)	(1,037)	(784)
Redemption of redeemable noncontrolling interests	—	(100,000)	—
Payment of net share settlements of noncontrolling interests and other	(1,489)	(481)	(354)
Debt issuance costs paid	(538)	(99)	(378)
Net cash provided by (used in) financing activities	146,197	(75,174)	67,117
Effect of exchange rate changes on cash	(229)	(112)	(42)
Net increase (decrease) in cash and cash equivalents and restricted cash	677,689	(3,580)	302,002
Cash and cash equivalents and restricted cash at beginning of year	536,185	539,765	237,763
Cash and cash equivalents and restricted cash at end of year	$1,213,874	$ 536,185	$ 539,765

(continued)

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows – (Continued)
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Supplemental disclosure of cash flow information:			
Income taxes paid, net of refunds	$104,389	$46,154	$18,987
Interest paid	$ 5,684	$12,666	$ 9,248
Non-cash investing and financing activities:			
Unrealized gain on investments in available-for-sale fixed-maturity securities, net of income taxes	$ 2,208	$ 2,586	$ 6,961
Payable on purchases of equity securities	$ 187	$ —	$ 379
Receivable from maturities of available-for-sale fixed-maturity securities	$ —	$ —	$91,085
Conversion of 4.25% Convertible Senior Notes	$ —	$23,450	$ —
Conversion of 4.75% Convertible Senior Notes	$172,500	$ —	$ —
Purchase of real estate investments and intangible assets:			
Assumed liability	$ —	$ —	$ 4

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts, unless otherwise stated)

Note 1 — Nature of Operations

HCI Group, Inc., together with its subsidiaries ("HCI" or the "Company"), is primarily engaged in the property and casualty insurance business through two insurance companies, Homeowners Choice Property & Casualty Insurance Company, Inc. ("HCPCI") and TypTap Insurance Company ("TTIC"). The Company provides various homeowners' property and casualty insurance products for properties located in the State of Florida, which is the Company's primary market, as well as in other states in the northeast and southeast regions of the United States ("U.S."). A third insurance subsidiary, perRisk Insurance Company ("perRisk"), is domiciled in Arizona and has not yet commenced its surplus lines insurance business.

The Company's insurance operations are supported by other insurance-related subsidiaries within the consolidated group. Exzeo Group, Inc. (formerly known as TypTap Insurance Group, Inc.) ("Exzeo"), a majority-owned subsidiary, provides turn-key insurance technology and operations solutions based on a proprietary platform of purpose-built software and data analytics applications that are specifically designed for the property and casualty insurance ecosystem. The Company utilizes Exzeo's internally developed software technologies to identify profitable underwriting opportunities, drive efficiency in claim processing and settlements, and streamline operations across our insurance operations and other insurance-related businesses.

The Company also provides attorney-in-fact ("AIF") services for Condo Owners Reciprocal Exchange ("CORE") and Tailrow Insurance Exchange ("Tailrow"), both of which represent reciprocal insurance exchanges owned by their policyholders. Although the Company does not have any equity interest in CORE and Tailrow, the Company is required to consolidate them as their primary beneficiary. Refer to Note 14 "Variable Interest Entities" for additional information. In addition, the Company's commercial real estate subsidiary is primarily engaged in the business of developing and operating commercial properties for investment purposes or for internal use.

HCI Group, Inc. was incorporated in the State of Florida in 2006 and its common stock is currently listed on the New York Stock Exchange "NYSE" under the symbol "HCI."

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of HCI Group, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships or investments for consolidation pursuant to authoritative accounting guidance related to the consolidation of variable interest entities ("VIE") under the Variable Interest Model prescribed by the Financial Accounting Standards Board ("FASB"). A VIE is consolidated when the Company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Use of Estimates. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The Company's estimates are based on the relevant information available at the end of each period. Actual results could differ materially from these estimates under different assumptions or market conditions. The Company's estimates specific to losses and loss adjustment expenses, reinsurance recoverable, income taxes, stock-based compensation expense, and limited partnership investments involve the most significant judgments and estimates related to the consolidated financial statements.

Cash and Cash Equivalents. The Company considers all highly liquid investments with original maturities of less than three months from the time of purchase to be cash and cash equivalents.

Restricted Cash. Restricted cash represents funds in the Company's sole ownership held by certain states in which the Company's insurance subsidiaries conduct business to meet the states' regulatory requirements, and are not available for immediate business use. Funds withheld in an account for which the Company is a co-owner but not the named beneficiary are not considered restricted cash and are included in funds withheld for assumed business on the consolidated balance sheets.

Available-for-Sale Fixed-Maturity Securities. Fixed-maturity securities that are available-for-sale primarily relate to debt securities. The Company's available-for-sale fixed-maturity securities are carried at fair value. Changes in the fair value of available-for-sale fixed-maturity securities representing unrealized gains or losses, other than credit losses, are excluded from the consolidated statements of income and are reported in the consolidated balance sheets as a component of accumulated other comprehensive income (loss), net of deferred income taxes. Realized investment gains and losses from sales are reported in the consolidated statements of income as net realized investment gains or losses and are recorded on the trade date and are determined using the first-in first-out ("FIFO") method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in net investment income using the interest method over the estimated remaining term of the security. Gains and losses from call redemptions and repayments are recorded to net investment income.

The Company reviews available-for-sale fixed-maturity securities for impairment on a quarterly basis. When reviewing impaired securities, the Company considers its ability and intent to hold these securities and whether it is probable that the Company will be required to sell these securities prior to their anticipated recovery or maturity. For the available-for-sale fixed-maturity securities that the Company intends to sell or it is probable that the Company will have to sell before recovery or maturity, the unrealized losses are recognized as impairment losses in income.

Impaired securities where the Company has the ability and intent to hold until recovery and believes it is not probable that the Company will be required to sell these securities prior to their anticipated recovery or maturity, are evaluated for the existence of credit-related losses. When determining impairment due to a credit-related loss, the Company carefully considers factors such as the issuer's financial ratios and condition, the security's current ratings and maturity date, the failure of the issuer to make a scheduled payment, and overall market conditions in estimating the cash flows expected to be collected. The expected cash flows discounted at the effective interest rate of the security implicit at the date of acquisition are then compared with the security's amortized cost at the measurement date. A credit loss is incurred when the present value of the expected cash flows is less than the security's amortized cost. If such credit-related losses exist, an allowance for credit losses is established with a charge in the consolidated statements of income. Subsequent changes in the allowance, whether favorable or unfavorable, are recorded on the consolidated statements of income. Any remaining impairment loss related to other non-credit factors such as changes in interest rates or market conditions is reflected as a component of accumulated other comprehensive income (loss).

Allowance for Credit Losses. Allowance for credit losses represents an estimation of potential losses that the Company may experience due to credit risk. The allowance for credit losses account is a contra account of a financial asset to reflect the net amount expected to be collected. Any increase or decrease in the allowance for credit losses related to investments is recognized and reflected as credit losses on investments in the Company's consolidated statements of income. For all other financial assets, credit loss expense is included in other operating expenses. When the risk of credit loss becomes certain, the allowance for credit losses account will be written off against the financial asset. Under the Current Expected Credit Loss ("CECL") model, the Company measures all expected credit losses related to relevant financial assets based on historical experience, current conditions, and reasonable and supportable forecasts which incorporate forward-looking information. The Company primarily uses a discounted cash flow method and a rating-based method in estimating credit losses at a reporting date for financial assets under the scope of the CECL model. The discounted cash flow method is a valuation method used to estimate the value of a financial asset based on its future cash flows. The Company uses this method to determine the expected credit losses for available-for-sale fixed-maturity securities. In addition, the Company elected not to measure an allowance for credit losses for accrued interest receivable as any uncollectible amount is adjusted to interest income on a monthly basis. The exposure to credit losses for certain financial assets related to non-insurance business is considered immaterial to the Company's financial position.

For certain financial assets related to insurance business such as reinsurance recoverable and reinsurance receivable for premium refund, the Company uses a rating-based method, which is a modified version of the probability of default method. It requires two key inputs: a) the liquidation rate and b) the amount of loss exposure. The liquidation rate, which is published annually, is the ratio of impaired insurance companies that were eventually liquidated to the group of insurance companies considered by A.M. Best in its study. The amount of loss exposure represents the future billing balance, net of any collateral, spread over the projected periods that are based on the Company's historical claim payment pattern. The rating-based method measures credit losses by multiplying the future billings grouped by insurance rating over the projected periods by their corresponding liquidation rates by insurance rating.

For paid reinsurance recoverable which is due within 90 days after billing, the Company will rely heavily on each reinsurer's credit rating, recent financial condition, and historical collection problems, if any, in determining the expected credit loss. For risk attributable to disagreements between an insurer and reinsurer regarding a difference in interpretation of provisions in a reinsurance agreement ("dispute risk"), the Company will continue to use an incurred loss method to estimate losses. As of December 31, 2025 and 2024, there were no dispute risks associated with the reinsurance recoverable balance.

Equity Securities. Equity securities represent ownership interests held by the Company in entities for investment purposes. Unrealized holding gains and losses related to equity securities are reported in the consolidated statements of income as net unrealized investment gains and losses. Realized investment gains and losses from sales are reported in the consolidated statements of income as net realized investment gains or losses and are recorded on the trade date and are determined using the FIFO method.

Limited Partnership Investments. The Company has interests in limited partnerships that are not registered under the United States Securities Act of 1933, as amended, the securities laws of any state or the securities laws of any other jurisdictions. The partnership interests cannot be resold in the public market and any withdrawal is subject to the terms and conditions of the partnership agreements. The Company has no influence over partnership operating and financial policies. The Company uses the equity method to account for the investments with ownership interest greater than five percent. For the investments with ownership interest at five percent or less, the Company uses the net asset value method to estimate the fair value of these investments. The Company generally recognizes its share of the limited partnerships' earnings or losses on a three-month lag. Due to the lag, the Company may record an adjustment to the Company's most recent share of net asset value when the amount can be reasonably estimated and a significant adverse impact on the net asset value is expected as a result of a major economic event.

Net investment income or loss from limited partnerships represents a net aggregate amount of operating results allocated to the Company based on the percentage of ownership interest in each limited partnership. These limited partnerships measure their investments at fair value and reflect the related unrealized gains and losses in their statements of income. Accordingly, the application of the equity method and the net asset value method result in the carrying value of limited partnership investments to approximate their estimated fair value as of each reporting date.

Distributions from limited partnership investments that represent a return on investment are classified as operating cash flows in the consolidated statements of cash flows while distributions from limited partnership investments that represent a return of capital are classified as investing cash flows in the consolidated statements of cash flows.

Real Estate Investments. Real estate investments include real estate and the related assets purchased for investment purposes. Real estate and the related depreciable assets are stated at historical cost less accumulated depreciation. Depreciation expense for real estate investments is included in net investment income in the consolidated statements of income and is calculated on a straight-line basis over the estimated useful lives. Real estate investments are evaluated for impairment when events or circumstances indicate the carrying value of the real estate may not be recoverable.

Deferred Policy Acquisition Costs. Deferred policy acquisition costs ("DAC") represent direct costs to acquire insurance contracts and consist of premium taxes, inspection fees, and commissions paid to outside agents at the time of collection of the policy premium. DAC may also include expenses associated with the transition of policies from other insurers for replacement policies and the issuance of renewal policies under the Company's own rates and terms. DAC is amortized over the life of the related policy in relation to the amount of gross premiums earned. Ceding commission and related costs paid associated with assumed business are also deferred and amortized over the life of the reinsurance agreement. The amortization of DAC is included in policy acquisition and other underwriting expenses in the consolidated statements of income.

DAC is reviewed to determine if it is recoverable based on future premium income, investment income, unpaid losses and loss adjustment expenses, and certain other costs expected to be incurred as premiums are earned. If DAC is determined to be unrecoverable, it is expensed at the time of determination. The amount of DAC considered recoverable could be reduced in the near term if the estimates of total gross premium earned are reduced or permanently impaired as a result of the disposition of a line of business. The amount of amortization of DAC could be revised in the near term if any of the gross premium earned estimates discussed above are revised.

Property and Equipment. Property and equipment is stated at historical cost less accumulated depreciation. Depreciation expense is included in other operating expenses in the consolidated statements of income and is calculated on a straight-line basis over the estimated useful lives as follows:

Asset Category	Estimated Useful Life
Land improvements	5 - 15 years
Buildings	39 years
Building improvements	3 - 10 years
Computer hardware and purchased software	3 years
Internally developed software	7 years
Office furniture and equipment	3 - 7 years
Tenant and leasehold improvements	Shorter of lease term or useful life

Expenditures for improvements are capitalized to the property accounts. Replacements and maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. The Company capitalizes both internal and external costs for internally developed software during the application development stage. During the preliminary project and post-implementation stage, internal-use software development costs are expensed as incurred. Capitalized software costs are depreciated on a straight-line basis over the estimated useful life of seven years.

Impairment of Long-Lived Assets. Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company groups assets at the lowest level for which cash flows are separately identified. The Company assesses the recoverability of an asset group by determining whether the assets can be recovered from undiscounted future cash flows. If the expected undiscounted future cash flows of an asset group are less than its carrying amount, an impairment loss is recognized based on the amount by which the carrying amount exceeds the fair value less costs to sell. The calculation of the fair value less costs to sell of an asset group is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. There were no material impairments of long-lived assets during the periods presented.

Leases. The Company leases office equipment, storage units, and office space from non-affiliates. In assessing whether a contract is or contains a lease, the Company first determines whether there is an identified asset in the contract. The Company then determines whether the contract conveys the right to obtain substantially all of the economic benefits from use of the identified asset or the right to direct the use of the identified asset. The Company elects not to record any lease with a term of 12 months or less on the consolidated balance sheet. For such short-term leases, the Company recognizes the lease payments in expense on a straight-line basis over the lease term.

If the contract is or contains a lease and the Company has the right to control the use of the identified asset, the right-of-use ("ROU") asset and the lease liability is measured from the lease component of the contract and recognized on the consolidated balance sheet. In measuring the lease liability, the Company uses its incremental borrowing rate for a loan secured by a similar asset that has a term similar to the lease term to discount the lease payments. The contract is further evaluated to determine the classification of the lease as to whether it is finance or operating. If the lease is a finance lease, the ROU asset is depreciated to depreciation expense over the shorter of the useful life of the asset or the lease term. Interest expense is recorded in connection with the lease liability using the effective interest method. If the lease is an operating lease, the ROU asset is amortized to lease expense on a straight-line basis over the lease term. For the presentation of finance leases on the Company's consolidated balance sheets, ROU assets and corresponding lease liabilities are included with property and equipment, net, and long-term debt, respectively. For the presentation of operating leases on the Company's consolidated balance sheets, ROU assets and corresponding lease liabilities are included in other assets and accrued expenses and other liabilities, respectively. The Company does not have any material operating or financing lease arrangements in which it is the lessee.

The Company as a lessor leases its commercial and retail properties, boat slips, and docks to non-affiliates at various terms. If the contract gives the Company's customer the right to control the use of the identified asset, revenue is recognized on a straight-line basis over the lease term. Initial direct costs incurred by the Company are deferred and amortized on a straight-line basis over the lease term. The Company also records an unbilled receivable, which is the amount by which straight-line revenue exceeds the amount billed in accordance with the lease. The underlying assets are presented as real estate investments in the consolidated balance sheets.

Intangible Assets. Intangible assets related to real estate investments consist of the value attributable to the acquired in-place leases and the anchor tenant relationships. The value attributable to the anchor tenant relationship represents the economic benefits of having a nationally recognized retailer as the lead tenant, which draws consumer traffic and other tenants to the retail center. These intangibles are amortized on a straight-line basis over the related lease term. Amortization of the intangible assets related to real estate investments is reflected in net investment income in the consolidated statements of income.

Intangible assets also include the fair value of consideration the Company paid and is estimated to pay in exchange for the renewal rights and non-compete intangible assets acquired from the seller. In the renewal rights transactions, the Company purchased the right, but not the obligation, to offer homeowners insurance coverage to all policyholders of the seller in certain states on the agreed-upon policy replacement date. The renewal rights agreements also contain a non-compete clause whereby the seller agrees not to offer homeowners insurance policies in these states through a specified date. These intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization of the renewal rights and non-compete intangible assets is reflected in other operating expenses in the consolidated statements of income.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In the event the Company determines the carrying value is not recoverable, an impairment loss is recorded in the Company's consolidated statements of income. There were no material impairments of intangible assets during the periods presented.

Funds Withheld for Assumed Business. Pursuant to the Company's quota share reinsurance agreements with United Property & Casualty Insurance Company ("United"), trust accounts were established for the benefit of United as beneficiary. The trust balances represent the net amount owed to the Company under the reinsurance agreements. The trusts consist of a) funds deposited to establish the accounts and b) premiums, including any subsequent premium adjustment, and are reduced by commissions and paid losses and loss adjustment expenses. The assets within the trust accounts consist primarily of cash. Funds remaining at the completion of the quota share agreements are to be distributed according to the trust agreements. Prior to United being placed into receivership by the State of Florida on February 27, 2023, United had the exclusive and unconditional right to withdraw funds from the trust accounts on demand with written notice in compliance with the quota share reinsurance agreements. The funds are now under the control of the receiver.

Lease Acquisition Costs. Lease acquisition costs represent capitalized costs of finding and acquiring tenants such as leasing commissions, legal, and marketing expenses. The costs are included in other assets on the consolidated balance sheets. The Company amortizes these costs in other operating expenses on a straight-line basis over the term of a lease.

Long-Term Debt. Long-term debt includes debt instruments and finance lease liabilities. A debt instrument is generally classified as a liability and carried at amortized cost, net of any issuance costs. Debt issuance costs are capitalized and amortized to interest expense over the expected life of the debt instrument using the effective interest method. At issuance, a debt instrument with embedded features such as conversion and redemption options is evaluated to determine whether bifurcation and derivative accounting is applicable. Any embedded feature other than the conversion option is evaluated at issuance to determine if it is probable that such embedded feature will be exercised. If the Company concludes that the exercisability of that embedded feature is not probable, the embedded feature is considered to be non-substantive and would not impact the initial measurement and expected life of the debt instrument.

Redeemable Noncontrolling Interests. A redeemable noncontrolling interest relates to the portion of the economic interest of a subsidiary or consolidated VIE that is not owned by the Company and for which the redemption of the interest is outside the control of the Company. Redeemable noncontrolling interests are presented in temporary equity (mezzanine) section of the consolidated balance sheets.

CORE and Tailrow are each considered to be a consolidated VIE. The redeemable noncontrolling interests in CORE and Tailrow represent a refundable portion of subscriber surplus contributions. In general, a reciprocal insurance exchange collects surplus contributions in addition to policy premiums from its policyholders referred to as subscribers. The purpose of the surplus contribution is to support the reciprocal insurance exchange's financial strength and lower their cost of capital. The surplus contribution made during a policy term may be returned on a pro-rata basis to a subscriber in the event of policy cancellation. As the term of an insurance policy progresses, a portion of the surplus contribution is reclassified from redeemable noncontrolling interest to the noncontrolling interest as the surplus contributions become non-refundable.

Prior to redemption in the first quarter of 2024, Exzeo issued Series A preferred stock to an investor ("Exzeo Series A Preferred Stock"), which contained rights in dividends, voting, conversion, participation, liquidation preference and redemption. The Exzeo Series A Preferred Stock was classified as temporary equity (mezzanine) on the consolidated balance sheets as the redemption features were not solely within the Company's control. At issuance, the Series A Preferred Stock was recorded at fair value, net of issuance costs, applying a residual fair value method. Subsequent to issuance, the carrying amount was adjusted each reporting period for (i) accrued dividends (ii) dividend payments, and (iii) accretion required to reflect the increasing contractual dividend rate over the life of the instrument. Dividends were contractually payable in cash or in kind and were accrued monthly based on the assumption of cash settlement. In periods when redemption became probable or determinable, the carrying amount was adjusted to the greater of (i) the contractual redemption amount or (ii) fair value at the reporting date. Such adjustments were treated as deemed dividends when calculating net income attributable to common stockholders. The effect of dividends and increasing dividend rates were recorded to net income or loss attributable to redeemable noncontrolling interests in the consolidated statements of income.

Noncontrolling Interests. A noncontrolling interest relates to the portion of the economic interest of a subsidiary or consolidated VIE that is not owned by the Company. Accordingly, the Company has noncontrolling interests attributable to Exzeo, CORE, and Tailrow. Noncontrolling interests are adjusted for the net income or loss of the subsidiary or consolidated VIE that is not owned by the Company, which is reflected as income or loss attributable to noncontrolling interests in the consolidated statements of income, as well as any associated changes in accumulated other comprehensive income or loss. Additionally, noncontrolling interests are periodically adjusted for transactions which change the Company's economic interest of a subsidiary or consolidated VIE. The Company includes stock-compensation associated with stock-based awards granted by a subsidiary or consolidated VIE in noncontrolling interests.

Losses and Loss Adjustment Expenses. The Company accrues for losses and loss adjustment expenses ("LAE") in the period in which the underlying loss event occurred. LAE are costs associated with the investigation, evaluation, adjustment, and settlement of insurance claims and can be either allocated, costs directly attributable to a specific claim, or unallocated, costs that cannot be directly attributed to a specific claim. Reserves for losses and LAE are determined by establishing liabilities in amounts estimated to cover incurred losses and LAE. Such reserves are determined based on the assessment of claims reported and the development of pending claims. These reserves are based on individual case estimates for the reported losses and LAE and estimates of such amounts that are incurred but not reported.

The estimates of unpaid losses and LAE are subject to trends in claim severity and frequency and are continually reviewed. As part of the process, the Company reviews historical data and considers various factors, including known and anticipated regulatory and legal developments, changes in social attitudes, inflation and economic conditions. As experience develops and other data becomes available, these estimates are revised, as required, resulting in increases or decreases to the existing unpaid losses and LAE. Adjustments are reflected in the results of operations in the period in which they are made and the liabilities may deviate substantially from prior estimates. Losses and LAE ceded to or recovered from reinsurers are recorded as a reduction to losses and LAE on the consolidated statements of income. Accordingly, losses and LAE in the consolidated statements of income are net of reinsurance.

Advance Premiums. Premium payments received prior to the policy effective date are recorded as advance premiums. Once the policy is in force, the premiums are recorded as described under "*Premium Revenue*" below.

Premiums Receivable. Premiums receivable represent the amount of premiums due from policyholders for insurance coverage. Premiums are recorded as receivable in the Company's general ledger on the effective date of the policy. Premiums are billed to the policyholder 45-60 days in advance of the effective date. The policyholder is given a 30-day grace period after the effective date to pay the premium before the insurance coverage is cancelled. If the policyholder does not pay the premium, the Company can cancel the policy and has no obligation to provide insurance coverage. Unpaid renewal policies are cancelled at midnight on the last day of the period for which the policyholder has paid. The unearned premium liability for the cancelled policy is reversed along with the premium receivable balance. Therefore, there is no unpaid earned premium and credit loss associated with the cancelled policy.

However, when the 30-day grace period falls between two reporting periods, the premium receivable balance at the end of the first reporting period may potentially be overstated for not considering the policy that is subsequently cancelled during the following reporting period. To mitigate the overstatement issue, the Company estimates the monetary impact from the subsequent policy cancellation by multiplying the historical cancellation rate to the premiums receivable balance at the reporting date. An allowance for uncollectible premiums, which offsets the balance of premiums receivable, is established by reducing the unearned premiums liability and earned revenues.

As of December 31, 2025 and 2024, allowances for uncollectible premiums were $4,469 and $5,891 respectively.

Reinsurance Ceded. In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st of each year. The Company purchases reinsurance each year taking into consideration probable maximum losses and reinsurance market conditions. Amounts recoverable from reinsurers are estimated in a manner consistent with the applicable reinsurance contract or contracts. Premiums ceded to other companies have been reported as a reduction of gross premiums earned to arrive at net premiums earned. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers.

From time to time, the Company may elect to pay a reinstatement premium to a reinsurer in order to restore an amount of reinsurance coverage limit exhausted by a loss event. When that occurs, the unamortized portion of the existing prepaid reinsurance premium associated with the first coverage limit will be immediately expensed. The reinstatement premium will be recognized as prepaid reinsurance premium which will be amortized to premiums ceded over the remaining coverage period of a contract.

One of the Company's reinsurance contracts contained retrospective provisions including terms and conditions that adjust premiums based on the loss experience under the contract. In such cases, a with-and-without method is used to estimate the asset or liability amount to be recognized at each reporting date. The amount of the estimate is the difference between the net contract costs before and after the loss experience under the contract. Estimates related to premium adjustments are recognized in ceded premiums earned. These estimates are reviewed monthly based on the loss experience to date and as adjustments become necessary. Such adjustments in premiums ceded are reflected in the Company's current operations and recorded in other assets until received upon the expiration of the contract.

The Company may receive ceding commissions from ceding gross written premiums to a third-party reinsurer under a reinsurance contract. The ceding commissions represent the reimbursement of the Company's policy acquisition, underwriting and other operating expenses. Ceding commissions received cover a portion of premium taxes and agent commissions deferred by the Company and a portion of non-deferred acquisition costs and other underwriting expenses. Ceding commissions are recognized as income on a pro-rata basis over the terms of the policies reinsured, the amount of which is included in policy acquisition and other underwriting expenses in the consolidated statements of income. The unearned portion of ceding commissions that represents recovery of DAC is classified as a reduction of DAC whereas the remaining unearned balance is classified as deferred revenue in accrued expenses and other liabilities.

Reinsurance Assumed. From time to time, the Company agrees to assume risk from another insurance company. Reinsurance premiums, commission, cost allowance, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums assumed from other insurance companies are included in gross premiums earned. Ceding commissions on assumed gross written premiums and related costs paid are reflected as DAC which is amortized as expense on a pro-rata basis over the life of the reinsurance agreement. This amortized expense is included in policy acquisition and other underwriting expenses in the consolidated statements of income.

Premium Revenue. Premium revenue includes premium from the direct issuance of policies to insureds or the renewal or replacement of insureds' policies and assumed premium for providing coverage under reinsurance agreements. Premium revenue is earned on a daily pro-rata basis over the term of the policies and is included in gross premiums earned. Unearned premiums represent the portion of the premiums attributable to the unexpired policy term. The Company reviews its policy detail and establishes an allowance for any amount outstanding for more than 90 days.

Policy Fees. Policy fees represent nonrefundable fees for insurance coverage, which are intended to reimburse a portion of the costs incurred to underwrite the policy. Policy fees are recognized ratably over the policy coverage period.

Insurance Guaranty Association Assessments. The Company's insurance subsidiaries may be assessed by state associations such as the Florida Insurance Guaranty Association ("FIGA"). The assessments are intended to be used for the payment of covered claims of insolvent insurance entities. The assessments are generally based on a percentage of premiums written during or following the year of insolvency. Liabilities are recognized when the assessments are probable to be imposed on the premiums on which they are expected to be based and the amounts can be reasonably estimated and are included in accrued expenses and other liabilities on the consolidated balance sheets. An insurer is generally permitted to recover the entire amount of assessments from in-force and future policyholders through policy surcharges. U.S. GAAP provides that the Company should record an asset based on the amount of written or obligated-to-write premiums and limited to the amounts recoverable over the life of the in-force policies.

Foreign Currency. The functional currency of the Company's Indian subsidiary is the U.S. dollar. As such, the monetary assets and liabilities of this subsidiary are remeasured into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are remeasured using historical rates. Expenses recorded in the local currency are remeasured at the prevailing exchange rate. Exchange gains and losses resulting from these remeasurements are included in other operating expenses.

Income Taxes. The Company files consolidated federal and state income tax returns and allocate taxes among its subsidiaries in accordance with a written tax-allocation agreement.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The effect on deferred income tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amount of deferred income tax assets to the estimated realization amount.

The valuation allowance for deferred income tax assets relates to the uncertainty of the utilization of U.S. federal, state and foreign deferred income tax assets. In evaluating the Company's ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, which include its past operating results, the existence of cumulative losses in the most recent years, and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions related to the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company uses to manage its underlying businesses.

The Company recognizes positions taken or expected to be taken in a tax return in the consolidated financial statements when it is more-likely-than-not (i.e., a likelihood of more than 50%) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit with greater than 50% likelihood of being realized upon ultimate settlement. The Company records liabilities for positions that have been taken but do not meet the more-likely-than-not recognition threshold. The Company includes interest and penalties associated with unrecognized tax benefits as income tax expense and as a component of the recorded balance of unrecognized tax benefits.

Stock-Based Compensation. The Company issues stock-based compensation awards to employees and non-employee directors on a periodic basis in the form of stock options and restricted stock awards. The fair value of a stock-based award is determined on the date of grant and recognized over a period of time, depending on the type and conditions underlying the award.

For stock-based awards that contain only a service-based vesting condition, the grant date fair value of the award is recognized as compensation expense on a straight-line basis over the requisite service period. The fair value of a stock option is determined using the Black-Scholes option-pricing model, which uses the following significant inputs and assumptions: (i) the price per share of common stock, (ii) the exercise price, (iii) the risk-free interest rate, (iv) the dividend yield, (v) the contractual term, and (vi) the estimated volatility. These inputs are developed based on historical data and market information. The fair value of a restricted stock award is determined by the market price of the stock on the date of grant.

For restricted stock awards that contain a market-based vesting condition, fair value is determined using a Monte Carlo simulation model with the assistance of a third-party valuation specialist. Additionally, the grant date fair value of the award is recognized as compensation expense on a straight-line basis over the derived service period, which is also determined using a Monte Carlo simulation. The recognition of expense may be accelerated if the market conditions are met sooner than estimated.

For stock-based awards granted by a non-public subsidiary, an independent valuation specialist will assist in determining the fair value of the underlying stock price of the subsidiary using different valuation methods such as a Monte Carlo simulation model and a binomial distribution model. Inputs such as an estimated stock price of the Company's private subsidiary and expected price volatility used in these valuation methods are derived mathematically from a data analysis of many public peer companies with similar characteristics.

The Company's stock-based compensation awards are equity-classified with the associated compensation expense included in general and administrative personnel expenses in the consolidated statements of income. Stock-based compensation for awards granted under a subsidiary's stock-based compensation plan are included in noncontrolling interests in the consolidated balance sheets. The Company recognizes forfeitures as they occur and does not estimate forfeiture rates at grant date. Previously recognized compensation expense is reversed in the period an award is forfeited. Tax windfalls or tax shortfalls related to stock-based awards are recognized in the consolidated statements of income in the period the awards vest or are exercised.

Basic and Diluted Earnings Per Share. The Company applies the two-class method for computing and presenting earnings per share since the Company's unvested restricted stock awards represent participating securities due to the right to share in dividends, if declared, equally with common stockholders. The two-class method allocates current period net income to common stock and participating securities based on (i) dividends declared and (ii) participation rights in the remaining undistributed income. For a majority-owned subsidiary, the Company's proportionate share in that majority-owned subsidiary's earnings per share is added to the computation of earnings per share on a consolidated basis.

Basic earnings per share is computed by dividing income attributable to common stockholders using the two-class method by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share gives effect to all securities having a dilutive effect on income attributable to common stockholders, weighted-average shares of common stock outstanding, or both. The effect from potential dilutive securities included, but was not limited to: (i) incremental shares of common stock calculated using the if-converted method for convertible debt instruments; (ii) incremental shares of common stock calculated using the treasury stock method for warrants and share-based compensation awards; (iii) adjustments to a majority-owned subsidiary's earnings per share due to its potentially dilutive securities; and (iv) the corresponding impact to income attributable to common stockholders associated with the preceding considerations. Net losses are not allocated to participating securities as the participating securities do not have a contractual obligation to share in losses.

Statutory Accounting Practices. The Company's U.S. insurance subsidiaries comply with statutory accounting practices prescribed by the National Association of Insurance Commissioners ("NAIC") and as adopted or permitted by the Florida Department of Financial Services, Office of Insurance Regulation ("FLOIR"). There are no state prescribed or permitted practices that have been adopted by the Company's U.S. subsidiaries. In addition, Claddaugh Casualty Insurance Company, Ltd. ("Claddaugh"), the Company's wholly-owned Bermuda domiciled captive reinsurance subsidiary, prepares and files financial statements in accordance with the prescribed regulatory accounting practices of the Bermuda Monetary Authority.

Reclassification. Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

(In thousands, except share and per share amounts, unless otherwise stated)

Note 3 — Recent Accounting Pronouncements

Adopted

Accounting Standards Update No. 2023-09. In December 2023, the FASB issued Accounting Standards Update No. 2023-09 ("ASU 2023-09") *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This update enhances income tax disclosures by requiring public entities to report income tax expense disaggregated by federal, state, and foreign taxes, with further detail on specific jurisdictions over a quantitative threshold. In addition, public entities must also separately disclose reconciling items equal to or greater than five percent of pretax income from operations by the applicable federal statutory rate. ASU 2023-09 is effective for public entities for annual periods beginning after December 15, 2024. The adoption of this update resulted in additional income tax disclosures.

Accounting Standards Update No. 2024-04. In November 2024, the FASB issued Accounting Standards Update No. 2024-04 ("ASU 2024-04") *Debt–Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments.* This update clarifies whether entities should apply extinguishment accounting or induced conversion accounting when recording the settlement of convertible debt instruments due to an induced conversion. ASU 2024-04 is effective for all entities for fiscal years beginning after December 15, 2025. Early adoption is permitted. The Company elected to early adopt this update effective January 1, 2025. The adoption of this update had no impact on the Company's financial position or results of operation upon adoption as the new guidance applies prospectively from January 1, 2025.

Pending Adoption

Accounting Standards Update No. 2025-01 and 2024-03. In January 2025, the FASB issued Accounting Standards Update No. 2025-01 ("ASU 2025-01") *Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*. This update clarifies the effective date of Accounting Standards Update No. 2024-03 ("ASU 2024-03") *Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which was issued by the FASB in November 2024. For public business entities, ASU 2024-03 enhances disclosures by requiring the disaggregation of certain expense captions presented within the income statement, such as employee compensation and intangible asset amortization. In addition, the total relevant expense caption on the income statement must be reconciled to the aggregate of the separately disclosed expense categories with the difference represented by an "other items" amount which is qualitatively described. ASU 2024-03 is effective for all public business entities for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating its impact.

Accounting Standards Update No. 2025-05. In July 2025, the FASB issued Accounting Standards Update No. 2025-05 ("ASU 2025-05") *Financial Instruments–Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* This update simplifies the estimation of current expected credit losses on current accounts receivable and current contract assets related to revenue from contracts with customers by allowing all entities to assume that current conditions as of the balance sheet date will not change for the remaining life of the current accounts receivable and current contract assets. ASU 2025-05 is effective for all entities for fiscal years and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company is evaluating its impact.

Accounting Standards Update No. 2025-06. In September 2025, the FASB issued Accounting Standards Update No. 2025-06 ("ASU 2025-06") *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40):*

(In thousands, except share and per share amounts, unless otherwise stated)

Targeted Improvements to the Accounting for Internal-Use Software. This update enhances guidance on the capitalization of software development costs by eliminating project phase based criteria and clarifying the conditions signifying significant development uncertainty used by entities to evaluate when the probable-to-complete recognition threshold is met. ASU 2025-06 is effective for all entities for fiscal years and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating its impact.

Note 4 — Cash and Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the Company's consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31,	
	2025	2024
Cash and cash equivalents	$1,210,126	$532,471
Restricted cash	3,748	3,714
Cash and cash equivalents and restricted cash	**$1,213,874**	**$536,185**

The majority of the Company's cash and cash equivalents are held at major financial institutions. Certain account balances exceed the Federal Deposit Insurance Corporation insurance limits of $250 per account. As a result, there is a concentration of credit risk related to amounts in excess of the insurance limits. The Company regularly monitors the financial stability of these financial institutions and believes that there is no exposure to any significant credit risk in cash and cash equivalents.

Note 5 — Investments

Available-for-Sale Fixed-Maturity Securities

The Company holds investments in fixed-maturity securities that are classified as available-for-sale. As of December 31, 2025 and 2024, the cost or amortized cost, allowance for credit loss, gross unrealized gains and losses, and estimated fair value of the Company's available-for-sale fixed-maturity securities by security type were as follows:

	Cost or Amortized Cost	Allowance for Credit Loss	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
As of December 31, 2025					
U.S. Treasury and U.S. government agencies	$ 332,284	$ —	$ 1,785	$ (717)	$333,352
Corporate bonds	241,843	—	1,463	(384)	242,922
Commercial mortgage-backed securities	21,256	—	74	(275)	21,055
Available-for-sale fixed-maturity securities	**$ 595,383**	**$ —**	**$ 3,322**	**$ (1,376)**	**$597,329**
As of December 31, 2024					
U.S. Treasury and U.S. government agencies	$ 688,123	$ —	$ 2,019	$ (2,726)	$687,416
Corporate bonds	31,413	—	79	(371)	31,121
Available-for-sale fixed-maturity securities	**$ 719,536**	**$ —**	**$ 2,098**	**$ (3,097)**	**$718,537**

(In thousands, except share and per share amounts, unless otherwise stated)

Expected maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. The scheduled contractual maturities of available-for-sale fixed-maturity securities as of December 31, 2025 and 2024 are as follows, with securities not due at a single maturity date shown separately:

	December 31,			
	2025		2024	
	Cost or Amortized Cost	Estimated Fair Value	Cost or Amortized Cost	Estimated Fair Value
Due in one year or less	$ 10,202	$ 10,214	$ 520,005	$ 521,301
Due after one year through five years	353,454	354,648	98,831	98,808
Due after five years through ten years	209,970	210,963	100,206	97,932
Due after ten years	501	449	494	496
Commercial mortgage-backed securities	21,256	21,055	—	—
Available-for-sale fixed-maturity securities	**$ 595,383**	**$ 597,329**	**$ 719,536**	**$ 718,537**

Securities on Deposit

The fair value of available-for-sale fixed-maturity securities on deposit with various regulatory authorities as of December 31, 2025 and 2024 was $1,807 and $1,794, respectively.

Sales of Available-for-Sale Fixed-Maturity Securities

Proceeds received, and the gross realized gains and losses from sales of available-for-sale fixed-maturity securities, during 2025, 2024, and 2023 were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
Year ended December 31, 2025	$ 7,655	$ 104	$ (15)
Year ended December 31, 2024	$111,374	$ 1,845	$ (56)
Year ended December 31, 2023	$ 22,326	$ 7	$ (1,036)

(In thousands, except share and per share amounts, unless otherwise stated)

Gross Unrealized Losses for Available-for-Sale Fixed-Maturity Securities

Available-for-sale fixed maturity securities with gross unrealized loss positions as of December 31, 2025 and 2024, aggregated by investment category and length of time the individual securities have been in a continuous loss position, were as follows:

	Less Than Twelve Months		Twelve Months or Longer		Total	
	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value
As of December 31, 2025						
U.S. Treasury and U.S. government agencies	$ (553)	$ 208,273	$ (164)	$ 2,918	$ (717)	$ 211,191
Corporate bonds	(289)	28,303	(95)	1,187	(384)	29,490
Commercial mortgage-backed securities	(275)	16,749	—	—	(275)	16,749
Total	**$ (1,117)**	**$ 253,325**	**$ (259)**	**$ 4,105**	**$ (1,376)**	**$ 257,430**

	Less Than Twelve Months		Twelve Months or Longer		Total	
	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value
As of December 31, 2024						
U.S. Treasury and U.S. government agencies	$ (2,063)	$ 97,771	$ (663)	$ 104,872	$ (2,726)	$ 202,643
Corporate bonds	(53)	6,296	(318)	15,255	(371)	21,551
Total	**$ (2,116)**	**$ 104,067**	**$ (981)**	**$ 120,127**	**$ (3,097)**	**$ 224,194**

As of December 31, 2025 and 2024, there were 47 and 56 available-for-sale fixed-maturity securities, respectively, in an unrealized loss position.

Allowance for Credit Losses of Available-for-Sale Fixed-Maturity Securities

The Company regularly reviews its individual available-for-sale fixed-maturity securities for credit impairment. The Company considers various factors in determining whether a credit loss exists for each individual security, including:

- the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings;
- the extent to which the market value of the security has been below its cost or amortized cost;
- general market conditions and industry or sector specific factors and other qualitative factors;
- nonpayment by the issuer of its contractually obligated interest and principal payments; and
- the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

There was no balance or activity in the allowance for credit losses of available-for-sale fixed maturity securities during 2025, 2024, and 2023.

(In thousands, except share and per share amounts, unless otherwise stated)

Equity Securities

The Company holds investments in equity securities measured at fair values which are readily determinable. As of December 31, 2025 and 2024, the cost, gross unrealized gains and losses, and estimated fair value of the Company's equity securities were as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2025	$61,597	$ 6,204	$ (1,911)	$ 65,890
December 31, 2024	$52,030	$ 6,427	$ (2,257)	$ 56,200

The table below presents the portion of unrealized gains and losses in the Company's consolidated statements of income related to equity securities still held:

	Years Ended December 31,		
	2025	2024	2023
Net gains recognized	$ 2,787	$ 4,239	$ 2,282
Exclude: Net realized gains (losses) recognized for securities sold	2,664	1,595	(933)
Net unrealized investment gains	**$ 123**	**$ 2,644**	**$ 3,215**

Sales of Equity Securities

Proceeds received, and the gross realized gains and losses from sales of equity securities, during 2025, 2024, and 2023 were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
Year ended December 31, 2025	$ 35,023	$ 3,432	$ (768)
Year ended December 31, 2024	$ 25,796	$ 2,229	$ (634)
Year ended December 31, 2023	$ 12,202	$ 500	$ (1,433)

(In thousands, except share and per share amounts, unless otherwise stated)

Limited Partnership Investments

The Company has interests in limited partnerships that are not registered or readily tradeable on a securities exchange. These partnerships are private equity funds managed by general partners who make decisions with regard to financial policies and operations. As such, the Company is not the primary beneficiary and does not consolidate these partnerships. The following table provides information related to the Company's investments in limited partnerships:

	December 31, 2025			December 31, 2024		
Investment Strategy	Carrying Value	Unfunded Balance	(%) (a)	Carrying Value	Unfunded Balance	(%) (a)
Primarily in senior secured loans and, to a limited extent, in other debt and equity securities of private U.S. lower- middle-market companies. (b)(c)(e)	$ 1,877	$ —	12.31	$ 2,400	$ —	15.37
Value creation through active distressed debt investing primarily in bank loans, public and private corporate bonds, asset-backed securities, and equity securities received in connection with debt restructuring. (b)(d)(e)	587	—	1.27	1,082	—	1.13
High returns and long-term capital appreciation through investments in the power, utility and energy industries, and in the infrastructure sector. (b)(f)(g)	2,769	—	0.18	3,407	—	0.18
Value-oriented investments in less liquid and mispriced senior and junior debts of private equity-backed companies. (b)(h)(i)	1,333	—	0.53	2,053	—	0.52
Value-oriented investments in mature real estate private equity funds and portfolios globally. (b)(j)	6,182	2,042	1.32	6,781	2,445	1.31
Risk-adjusted returns on credit and equity investments, primarily in private equity-owned companies. (b)(k)	4,942	1,610	0.54	5,079	810	0.55
Limited partnership investments	**$ 17,690**	**$ 3,652**		**$ 20,802**	**$ 3,255**	

(a) Represents the Company's percentage investment in the fund at each balance sheet date.
(b) Except under certain circumstances, withdrawals from the funds or any assignments are not permitted. Distributions, except income from late admission of a new limited partner, will be received when underlying investments of the funds are liquidated.
(c) The term is expected to be two years following the maturity of the fund's outstanding leverage. Although the capital commitment period has expired, follow-on investments and pending commitments may require additional fundings.
(d) Effective July 1, 2023, this investment is in the process of winding down. Although the capital commitment period has ended, the general partner could still request an additional funding under certain circumstances.
(e) At the fund manager's discretion, the term of the fund may be extended for up to two additional one-year periods.
(f) Expected to have a ten-year term. The capital commitment period has expired but the general partner may request additional funding for follow-on investment.

(In thousands, except share and per share amounts, unless otherwise stated)

(g) With the consent of a supermajority of partners, the term of the fund may be extended for up to three additional one-year periods.
(h) Expected to have an eight-year term from the commencement date, which can be extended for up to two additional one-year periods with the consent of either the advisory committee or a majority of limited partners.
(i) The capital commitment period has ended but an additional funding may be requested.
(j) The term is expected to end November 27, 2027. The term may be extended for up to four additional one-year periods at the general partner's discretion, and up to two additional one-year periods with the consent of the advisory committee.
(k) Expected to have an eight-year term after the final admission date. The term may be extended for an additional one-year period at the general partner's discretion, and up to two additional one-year periods with the consent of either the advisory committee or a majority of limited partners.

The following is the summary of aggregated unaudited financial information of limited partnerships included in the investment strategy table above, which in certain cases is presented on a three-month lag due to the unavailability of information at the Company's respective balance sheet dates. The financial statements of these limited partnerships are audited annually.

	Years Ended December 31,		
	2025	**2024**	**2023**
Operating results:			
Total income*	$147,324	$320,367	$ 1,606
Total expenses	(65,489)	(75,566)	(71,256)
Net income (loss)	**$ 81,835**	**$244,801**	**$(69,650)**

* Includes net change in unrealized gains or losses on investments.

	December 31,	
	2025	**2024**
Balance sheet:		
Total assets	$3,603,165	$4,118,765
Total liabilities	$ 124,673	$ 157,420

During 2025, the Company recognized net investment loss of $820. During 2024 and 2023, the Company recognized net investment income of $597 and $661, respectively.

During 2025, 2024, and 2023, distributions of return on investment from limited partnership investments totaled $1, $1,020, and $1,148, respectively, and distributions of return of capital from limited partnership investments totaled $2,291, $3,591, and $3,115, respectively.

As of December 31, 2025 and 2024, the Company's net cumulative contributed capital to the limited partnership investments totaled $18,697 and $20,987, respectively, and the Company's maximum exposure to loss aggregated $17,690 and $20,801, respectively.

(In thousands, except share and per share amounts, unless otherwise stated)

Real Estate Investments

Real estate investments consist of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Land	$ 50,052	$42,272
Land improvements	14,760	4,843
Buildings and building improvements	44,019	18,772
Tenant and leasehold improvements	2,265	2,265
Construction in progress	89	17,623
Other	2,001	856
Total, at cost	113,186	86,631
Less: accumulated depreciation	(9,440)	(7,511)
Real estate investments	**$103,746**	**$79,120**

During 2025, the Company purchased commercial property in St. Petersburg, Florida for approximately $19,000. There were no newly acquired properties during 2024. During 2023, the Company purchased vacant land, which was developed into a retail shopping center and placed into service during 2025 in Haines City, Florida for $3,393, of which $1,582 was recognized as real estate investments and $1,811 was recognized as intangible assets, as well as commercial real estate in Tampa, Florida for $17,270, of which $4,446 was related to below market rent that was primarily recognized in net investment income during 2024.

During 2025, proceeds from sales of real estate investments were $2,013 and resulted in gains of $440 related to the sale of land. There were no sales of real estate investments during 2024. During 2023, proceeds from sales of real estate investments were $21,746 and resulted in gains of $8,811 as well as the derecognition of long-term debt due to assumption of $8,979 and the derecognition of intangible assets of $2,200 related to the sales of the retail shopping centers in Melbourne, Florida and Sorrento, Florida.

Depreciation expense related to real estate investments was $2,032, $1,113, and $1,147 during 2025, 2024, and 2023, respectively.

Net Investment Income

Net investment income, by source, is summarized as follows:

	Years Ended December 31,		
	2025	2024	2023
Available-for-sale fixed-maturity securities	$27,587	$26,423	$17,626
Equity securities	2,704	2,329	1,551
Investment expense	(694)	(523)	(557)
Limited partnership investments	(820)	597	661
Real estate investments	1,450	4,615	10,207
Cash and cash equivalents	35,030	25,707	16,746
Other	154	—	—
Net investment income	**$65,411**	**$59,148**	**$46,234**

Note 6 — Fair Value Measurements

The Company records and discloses certain financial assets at their estimated fair values. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level   1 – Unadjusted quoted prices in active markets for identical assets.

Level   2 – Other inputs that are observable for the asset, either directly or indirectly such as quoted prices for identical assets that are not observable throughout the full term of the asset.

Level   3 – Inputs that are unobservable.

Valuation Methodology

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of money-market funds and certificates of deposit maturing within three months from the time of purchase. Their carrying value approximates fair value due to the short maturity and high liquidity of these funds.

Restricted Cash

Restricted cash represents cash held by state authorities and the carrying value approximates fair value.

Available-for-Sale Fixed-Maturity and Equity Securities

Estimated fair values of the Company's available-for-sale fixed-maturity and equity securities are determined in accordance with U.S. GAAP, using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical securities or other inputs that are observable either directly or indirectly, such as quoted prices for similar securities. In those instances where observable inputs are not available, fair values are measured using unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the security and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange.

The estimated fair values for securities are determined by management, utilizing prices obtained from an independent pricing service and information provided by brokers, which are level 1 or level 2 inputs depending on the asset class. Management reviews the assumptions and methods utilized by the pricing service and then compares the relevant data and pricing to broker-provided data. The Company gains assurance of the overall reasonableness and consistent application of the assumptions and methodologies, and compliance with accounting standards for fair value determination through ongoing monitoring of the reported fair values.

Other Investments

The following table summarizes other investments held by the Company and the method used in estimating the fair value:

	Maturity Date	Valuation Methodology
10.50% Surplus Note	2026	Discounted cash flow method/Level 3 inputs

(In thousands, except share and per share amounts, unless otherwise stated)

Revolving Credit Facility

From time to time, the Company has an amount outstanding under a revolving credit facility. The interest rate is variable and is periodically adjusted based on the Secured Overnight Financing Right ("SOFR") plus a ten basis points adjustment plus a margin based on the debt-to-capital ratio. As a result, carrying value approximates fair value.

Long-Term Debt

The following table summarizes components of the Company's long-term debt and methods used in estimating their fair values:

	Maturity Date	Valuation Methodology
4.75% Convertible Senior Notes	*	Quoted price
4.55% Promissory Note	2036	Discounted cash flow method/Level 3 inputs
5.50% Promissory Note	2033	Discounted cash flow method/Level 3 inputs
5.65% Promissory Note	2035	Discounted cash flow method/Level 3 inputs

* Converted during 2025. See Note 11 "Long-Term Debt" for additional information.

Assets Measured at Estimated Fair Value on a Recurring Basis

The following tables present information about the Company's financial assets measured at estimated fair value on a recurring basis. The tables indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of December 31, 2025 and 2024:

	Fair Value Measurements Using			
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2025				
Cash and cash equivalents	$1,210,126	$ —	$ —	$1,210,126
Restricted cash	$ 3,748	$ —	$ —	$ 3,748
Available-for-sale fixed-maturity securities:				
U.S. Treasury and U.S. government agencies	$ 313,420	$ 19,932	$ —	$ 333,352
Corporate bonds	—	242,922	—	242,922
Commercial mortgage-backed securities	—	21,055	—	21,055
Available-for-sale fixed-maturity securities	$ 313,420	$283,909	$ —	$ 597,329
Equity securities	$ 64,545	$ 1,345	$ —	$ 65,890

	Fair Value Measurements Using			
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2024				
Cash and cash equivalents	$532,471	$ —	$ —	$532,471
Restricted cash	$ 3,714	$ —	$ —	$ 3,714
Available-for-sale fixed-maturity securities:				
U.S. Treasury and U.S. government agencies	$686,929	$ 487	$ —	$687,416
Corporate bonds	21,854	9,267	—	31,121
Available-for-sale fixed-maturity securities	$708,783	$ 9,754	$ —	$718,537
Equity securities	$ 56,200	$ —	$ —	$ 56,200

(In thousands, except share and per share amounts, unless otherwise stated)

Assets and Liabilities Carried at Other Than Fair Value

The following tables present fair value information for assets and liabilities that are carried on the consolidated balance sheets at amounts other than fair value as of December 31, 2025 and 2024:

	Carrying Value	Fair Value Measurements Using (Level 1)	(Level 2)	(Level 3)	Estimated Fair Value
As of December 31, 2025					
Other investments	$ 5,000	$ —	$ —	$ 5,223	$ 5,223
Revolving credit facility	$ 36,000	$ —	$ 36,000	$ —	$ 36,000
Long-term debt:					
4.55% Promissory Note	4,080	—	—	3,863	3,863
5.50% Promissory Note	11,262	—	—	11,313	11,313
5.65% Promissory Note	16,535	—	—	16,615	16,615
Long-term debt	$ 31,877	$ —	$ —	$ 31,791	$ 31,791

	Carrying Value	Fair Value Measurements Using (Level 1)	(Level 2)	(Level 3)	Estimated Fair Value
As of December 31, 2024					
Revolving credit facility	$ 44,000	$ —	$ 44,000	$ —	$ 44,000
Long-term debt:					
4.75% Convertible Senior Notes	$169,397	$ —	$266,989	$ —	$266,989
4.55% Promissory Note	4,366	—	—	4,043	4,043
5.50% Promissory Note	11,491	—	—	11,307	11,307
Long-term debt	$185,254	$ —	$266,989	$ 15,350	$282,339

Note 7 — Deferred Policy Acquisition Costs

The following table summarizes the activity with respect to DAC:

	Years Ended December 31, 2025	2024	2023
Beginning balance	$ 54,303	$ 42,910	$ 45,522
Policy acquisition costs deferred	120,740	105,890	83,602
Amortization	(115,321)	(94,497)	(86,214)
Ending balance	**$ 59,722**	**$ 54,303**	**$ 42,910**

(In thousands, except share and per share amounts, unless otherwise stated)

Note 8 — Property and Equipment, Net

Property and equipment, net consists of the following:

	December 31, 2025	December 31, 2024
Land	$ 6,930	$ 6,930
Buildings and building improvements	13,547	13,103
Software	20,352	18,269
Computer hardware	6,041	5,275
Office furniture and equipment	4,062	3,352
Construction in progress	711	1,226
Other	1,865	1,831
Total, at cost	53,508	49,986
Less: accumulated depreciation	(24,569)	(20,442)
Property and equipment, net	**$ 28,939**	**$ 29,544**

Depreciation expense for property and equipment was $4,238, $3,759 and $3,296 during 2025, 2024, and 2023, respectively.

Note 9 — Intangible Assets, Net

Intangible assets, net consist of the following:

	December 31, 2025	December 31, 2024
In-place leases	$ 2,221	$ 2,221
Policy renewal rights—United	10,100	10,100
Non-compete agreements—United (a)	314	314
Total, at cost	12,635	12,635
Less: accumulated amortization	(9,952)	(7,429)
Intangible assets, net	**$ 2,683**	**$ 5,206**

(a) Fully amortized.

During the periods presented, the recognition and derecognition of intangible assets have occurred in connection with real estate investment transactions. See *Real Estate Investments* under Note 5 — “Investments” for further discussion.

Amortization expense for intangible assets was $2,523, $2,453 and $2,530 during 2025, 2024, and 2023, respectively.

The remaining weighted-average amortization periods for the intangible assets as of December 31, 2025 are summarized in the table below:

In-place leases	17.2 years
Policy renewal rights - United	0.5 years

(In thousands, except share and per share amounts, unless otherwise stated)

Amortization expense for intangible assets after December 31, 2025 is as follows:

Year	Amount
2026	$ 851
2027	124
2028	124
2029	124
2030	119
Thereafter	1,341
Total	**$ 2,683**

Note 10 — Revolving Credit Facility

The Company had a $36,000 and $44,000 outstanding balance under a senior secured revolving credit facility with Fifth Third Bank ("Revolving Credit Facility") as of December 31, 2025 and 2024, respectively. The Revolving Credit Facility, as amended on November 5, 2025, currently provides borrowing capacity of up to $150,000 and expires on November 5, 2030. Borrowings under the Revolving Credit Facility bear interest at an annual rate equal to the one or three month SOFR plus a ten basis points adjustment plus a margin based on the debt-to-capital ratio, with interest payments due in arrears on January 1, April 1, July 1, and October 1. In addition, the Company is subject to an unused commitment fee.

Interest expense associated with the Revolving Credit Facility was $2,483, $3,247 and $82 during 2025, 2024, and 2023, respectively.

The Revolving Credit Facility is secured by the Company's business assets, excluding Exzeo. Under the current terms of the agreement, the Company is subject to certain financial statement covenants as follows: (1) Minimum Tangible Net Worth (as defined in the underlying credit agreement) shall not be below $300,000 plus 50% of aggregate quarterly net income on a consolidated basis beginning September 30, 2025, (2) the maximum debt-to-capital ratio shall not exceed 40.0%, and (3) the Authorized Control Level Risk Based Capital Ratio of HCPCI and TTIC (as defined in the underlying credit agreement) shall not be less than 300% as of each year end.

As of December 31, 2025, the Company was in compliance with all required covenants and had an available borrowing capacity of $114,000.

(In thousands, except share and per share amounts, unless otherwise stated)

Note 11 — Long-Term Debt

The following table summarizes the Company's long-term debt:

Debt Description	Issued	Maturity	Interest Rate	Payment Date	December 31, 2025	December 31, 2024
4.75% Convertible Senior Notes	5/23/2022	6/1/2042	4.75%	June 1 and December 1	$ —	$172,500
4.55% Promissory Note	7/6/2018	8/1/2036	4.55%	Monthly	4,125	4,419
5.50% Promissory Note	6/26/2023	7/1/2033	5.50%	Monthly	11,422	11,670
5.65% Promissory Note	7/24/2025	8/1/2035	5.65%	Monthly	16,896	—
Total principal amount					32,443	188,589
Less: unamortized issuance costs					(566)	(3,335)
Long-term debt					**$31,877**	**$185,254**

The following table summarizes future maturities of long-term debt as of December 31, 2025:

Year	Amount
2025	$ 895
2026	943
2027	993
2028	1,047
2029	1,103
Thereafter	27,462
Total principal amount	**$32,443**

The following table summarizes interest expense related to long-term debt:

	Years Ended December 31, 2025	2024	2023
Interest Expense:			
Contractual interest	$4,310	$ 8,903	$ 9,906
Amortization of issuance costs	2,363	1,194	1,129
Total	**$6,673**	**$10,097**	**$11,035**

Convertible Senior Notes

During the first quarter of 2025, the Company notified the holders of its outstanding 4.75% Convertible Senior Notes due 2042 (the "Notes") that the Company had elected to redeem the remaining $172,500 principal balance of the Notes. As a result, the Notes became immediately convertible into the Company's common shares, with a redemption date of June 5, 2025. The conversion rate of the Notes was 12.6789 shares of common stock per $1 of principal. The Company converted $172,500 in aggregate principal into consideration of 2,187,063 shares of the Company's common stock and $1,133 in cash. The cash consideration included an inducement payment of $1,125 and $8 paid in lieu of fractional shares. The Company recognized an expense related to the inducement payment of $1,125 in other operating expenses on the consolidated statements of income and as financing cash flows on the consolidated statements of cash flows.

(In thousands, except share and per share amounts, unless otherwise stated)

During the first quarter of 2024, the Company notified the holders of its outstanding 4.25% Convertible Senior Notes due 2037 that the Company had elected to redeem the remaining $23,916 principal balance of the 4.25% Convertible Senior Notes. As a result of this notice, the 4.25% Convertible Senior Notes became immediately convertible into the Company's common shares, with a redemption date of March 15, 2024. The conversion rate of the Company's 4.25% Convertible Senior Notes was 16.5892 shares of common stock for each $1 in principal amount, which was the equivalent of approximately $60.25 per share. The Company converted $23,450 in aggregate principal of 4.25% Convertible Senior Notes for aggregate consideration of 389,087 shares of the Company's common stock plus $1 cash consideration in lieu of fractional shares. The remaining 4.25% Convertible Senior Notes were redeemed for $466 on March 15, 2024.

Promissory Notes

4.55% Promissory Note

The loan is secured by commercial real estate in Tampa, Florida and an associated lease agreement. Approximately $41 of principal and interest is payable in 216 monthly installments. The promissory note may be repaid in full or in part after September 1, 2020 as long as the Company provides at least 30 days' written notice and pays a prepayment consideration as specified in the loan agreement.

5.50% Promissory Note

On June 26, 2023, the Company entered into a ten-year secured loan agreement for proceeds of $12,000. The loan is secured by commercial real estate in Clearwater, Florida and the associated lease agreements. Approximately $74 of principal and interest is payable in 120 monthly installments. The promissory note may be repaid in full or in part after August 1, 2025 as long as the Company provides at least 30 days' written notice and pays a prepayment consideration as specified in the loan agreement.

5.65% Promissory Note

On July 24, 2025, the Company entered into a $17,000 loan agreement. The loan is secured by commercial real estate in Haines City, Florida. Approximately $106 of principal and interest is payable in 119 monthly installments. The promissory note may be repaid in full as long as the Company provides at least 30 days' written notice and pays a prepayment consideration as specified in the loan agreement.

Note 12 — Reinsurance

Reinsurance obtained from other insurance companies

The Company cedes a portion of its homeowners' insurance exposure to other entities under catastrophe excess of loss reinsurance contracts and a portion of its flood insurance exposure under one quota share reinsurance agreement. To mitigate exposure in its commercial residential insurance business, the Company utilizes both facultative reinsurance and catastrophe excess of loss reinsurance contracts. Ceded premiums under most catastrophe excess of loss reinsurance contracts are subject to revision resulting from subsequent adjustments in total insured value. Under the terms of the quota share reinsurance agreement, the Company is entitled to a 30% ceding commission on net ceded premiums written and a profit commission equal to 10% of net profit.

After receiving approval from the FLOIR in January 2023, the Company discontinued underwriting flood insurance policies in Florida. Since the approval, the Company has cancelled or not renewed the majority

(In thousands, except share and per share amounts, unless otherwise stated)

of its flood insurance policies. However, the Company is required to continue providing flood insurance coverage to policyholders with open claims until criteria set by the FLOIR for cancellation and non-renewal are met. The reason for discontinuation was primarily attributable to the increased costs and reduced availability of flood reinsurance. The discontinuation did not have a material impact to the Company's results of operations.

The Company remains liable for claims payments in the event that any reinsurer is unable to meet its obligations under the reinsurance agreements. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st of each year. The Company purchases reinsurance each year taking into consideration its overall insurance exposure, modeled probable maximum losses, risk tolerance and retention levels, mandatory reinsurance coverage provided by the Florida Hurricane Catastrophe Fund (a tax-exempt state trust fund), and overall reinsurance market conditions.

The impact of the reinsurance contracts on premiums written and earned is as follows:

	Years Ended December 31,		
	2025	**2024**	**2023**
Premiums Written:			
Direct	$ 1,160,382	$ 991,709	$ 762,806
Assumed	134,388	175,058	135,816
Gross written	1,294,770	1,166,767	898,622
Ceded	(414,479)	(405,659)	(269,627)
Net premiums written	**$ 880,291**	**$ 761,108**	**$ 628,995**
Premiums Earned:			
Direct	$1,102,436	$ 866,957	$ 734,891
Assumed	133,709	216,263	30,621
Gross earned	1,236,145	1,083,220	765,512
Ceded	(414,479)	(405,659)	(269,627)
Net premiums earned	**$ 821,666**	**$ 677,561**	**$ 495,885**

As of December 31, 2025 and 2024, total net amounts recoverable and receivable from reinsurers were $289,896 and $558,441, respectively. During 2025, the Company derecognized ceded losses of $122,525, primarily attributable to a favorable change in estimated losses from Hurricane Milton and Hurricane Helene, partially offset by an unfavorable change in estimated losses from Hurricane Ian. This resulted in a significant decrease in reinsurance recoverable for unpaid losses and loss adjustment expenses.

During 2024, ceded losses of $340,329 were recognized as a reduction in losses and loss adjustment expenses. Ceded losses for 2024 comprised $383,843 for Hurricane Milton, $18,000 for Hurricane Helene, $3,207 for Hurricane Sally, $446 for Tropical Storm Eta, and a $65,167 reduction in ceded losses for Hurricane Ian.

During 2023, the Company derecognized ceded losses of $94,863. This included a $104,614 reduction in ceded losses related to Hurricane Ian, partially offset by additional ceded losses of $5,416 for Hurricane Sally, $4,301 for Tropical Storm Eta, and $34 for other catastrophe and non-catastrophe claims.

(In thousands, except share and per share amounts, unless otherwise stated)

As of December 31, 2025 and 2024, there were 48 and 44 reinsurers participating in the Company's reinsurance program, respectively. Approximately 65.3% of the reinsurance recoverable balance as of December 31, 2025 was receivable from four reinsurers, one of which was the Florida Hurricane Catastrophe Fund. The allowance for credit losses related to reinsurance recoverable was not material to the consolidated balance sheets or consolidated statements of income for the periods presented.

Prior to June 1, 2025, the Company had one multi-year reinsurance contract containing retrospective provisions, which adjusted premiums in the event of minimal or no losses. Due to the losses from Hurricane Helene and Hurricane Milton, the balance of previously accrued benefits under the multi-year reinsurance contract with retrospective provisions, amounting to $62,937, was reversed during 2024 with no further benefits to be accrued under the contract. As these retrospective provisions were fully exhausted, no benefits were accrued during 2025. During 2024, premiums ceded were increased by $44,289, resulting from the reversal of benefits accrued in prior years. During 2023, Company recognized reductions in premiums ceded of $27,972.

There were no benefits accrued under a multi-year reinsurance contract with retrospective provisions as of December 31, 2025 and 2024.

Reinsurance provided to other insurance companies

United Property & Casualty Insurance Company

The Company formerly provided quota share reinsurance to United on its policies in the northeast and southeast regions of the U.S. United was placed into receivership by the State of Florida due to its financial insolvency. As a result, the Company ceased providing quota share reinsurance on United policies, together with other administrative services in March 2023.

Effective October 2, 2025, the Company entered into a commutation and release agreement related to one of its northeast quota share reinsurance contracts, with the Florida Department of Financial Services, acting as the receiver for United. Under the terms of the agreement, all liabilities and obligations under this quota-share reinsurance agreement for policies in the northeast region were fully settled. As part of the commutation, the Company made a payment of $1,200 to the receiver. The funds were drawn from the trust account for assumed business. As of December 31, 2025 and 2024, the Company had a net balance of $0 and $831, respectively, due to United related to the northeast region.

As of December 31, 2025 and 2024, the Company had a net balance of $1,438 for both periods due to United related to the southeast region. During 2023, $7,271 of assumed premiums written related to the southeast region's insurance policies were derecognized, which primarily resulted from the return of the unearned portion of assumed written premiums subsequent to the Company's renewal and/or replacement of insurance policies in the southeast region. In addition, the receiver of United had requested a withdrawal of $13,482 from a trust account holding funds withheld for assumed business for the southeast region during 2023. The withdrawal was in settlement of unearned premiums of $7,496, losses and LAE of $2,310, claims handling fees of $4,875, less ceding commission of $1,199. Of the total withdrawal, the Company received $4,875 in payment for reimbursement and fees receivable on October 26, 2023.

As of December 31, 2025 and 2024, the balance of funds withheld for assumed business related to the Company's quota share reinsurance agreements with United was $5,254 and $11,690, respectively. The Company cannot predict the actions a receiver might take, which may include restrictions on, or use of, funds held in trust. Any such actions could have a material adverse effect on the Company's financial position and results of operations.

(In thousands, except share and per share amounts, unless otherwise stated)

Citizens Property Insurance Corporation

From time to time, the Company may participate in a "take-out program" through which the Company assumes insurance policies held by Citizens Property Insurance Corporation ("Citizens"), a Florida state-supported insurer. The take-out program is a legislatively mandated program designed to reduce the state's risk exposure by encouraging private companies to assume policies from Citizens. The table below shows the number of policies and annualized gross premiums assumed from Citizens during the periods presented:

Years Ended December 31,	Policies Assumed	Annualized Gross Premiums
2025	60,820	$ 216,728
2024	52,805	315,062
2023	59,860	224,789
Total	**173,485**	**$ 756,579**

Note 13 — Losses and Loss Adjustment Expenses

The Company establishes reserves for the estimated total unpaid costs of losses including LAE. Loss and LAE reserves reflect management's best estimate of the total cost of (i) claims that have been reported, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to the Company ("IBNR"). Reserves established by management represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management's best estimate of the Company's liability based on the application of actuarial techniques and other projection methodologies and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, the Company gives careful consideration to all available data and actuarial analyses.

When a claim is reported to the Company, the claims personnel establish a "case reserve" for the estimated amount of the ultimate amount payable to settle the claim. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the claims adjuster. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, location, and the policy provisions relating to the type of loss. Case reserves are adjusted as more information becomes available. It is the Company's policy to settle each claim as expeditiously as possible.

Reserves are closely monitored and are recalculated periodically using the most recent information on reported claims and a variety of actuarial techniques. Specifically, claims management personnel complete weekly and ongoing reviews of existing case reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior years. As the Company continues to expand historical data regarding paid and incurred losses, the data is used to develop expected ultimate loss and LAE ratios, then these expected loss and LAE ratios are applied to earned premium to derive a reserve level for each line of business. In connection with the determination of these reserves, other specific factors such as recent weather-related losses, trends in historical reported and paid losses, and litigation and judicial trends regarding liability will also be considered. Therefore, the loss ratio method, among other methods, is used to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with the possibility of variability from the initial estimate of ultimate losses.

The Company maintains IBNR reserves to provide for claims that have been incurred but have not been reported and subsequent development on reported claims. The IBNR reserve is determined by estimating the Company's ultimate net liability for both reported and unreported claims and then subtracting the case reserves and payments made to date for reported claims.

Loss and LAE Reserve Estimation Methods. The Company applies the following general methods in projecting reserves for losses and LAE:

- Reported loss development;

- Paid loss development;

- Paid Bornhuetter-Ferguson method;

- Reported Experience-Modified Bornhuetter-Ferguson method;

- Paid Experience-Modified Bornhuetter-Ferguson method;

- Loss ratio method;

- Several variations of the Frequency-Severity method, depending on exposure; and

- A factor load to loss and allocated LAE reserves for the unallocated LAE.

Selected reserves are based on a review of the indications from these methods as well as other considerations such as emergence since the most recent evaluation and number of open claims for a given accident period.

Currently, the estimated ultimate liability is calculated using the principles and procedures described above, which are applied to the lines of business written. However, because the establishment of loss and LAE reserves is an inherently uncertain process, ultimate losses and LAE may exceed the established loss and LAE reserves and have a material, adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

The Company's reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine the net loss reserves. However, it is believed that a reasonably likely increase or decrease in the severity of claims could impact our net loss reserves.

(In thousands, except share and per share amounts, unless otherwise stated)

Activity in the liability for losses and LAE is summarized as follows:

	Years Ended December 31,		
	2025	2024	2023
Net balance, beginning of year*	$ 323,335	$ 254,351	$ 246,546
Incurred, net of reinsurance, related to:			
Current year	249,342	380,203	235,725
Prior years	(7,515)	(5,495)	18,854
Total incurred, net of reinsurance	241,827	374,708	254,579
Paid, net of reinsurance, related to:			
Current year	(114,770)	(188,169)	(107,204)
Prior years	(136,035)	(117,555)	(139,570)
Total paid, net of reinsurance	(250,805)	(305,724)	(246,774)
Net balance, end of year	314,357	323,335	254,351
Add: reinsurance recoverable before allowance for credit losses	262,138	522,565	330,722
Gross balance, end of year	**$ 576,495**	**$ 845,900**	**$ 585,073**

* Net balance represents beginning-of-year liability for unpaid losses and LAE less beginning-of-year reinsurance recoverable for unpaid losses and LAE.

The establishment of loss and LAE reserves is an inherently uncertain process and changes in loss and LAE reserve estimates are expected as these estimates are subject to the outcome of future events. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made. During 2025, the Company decreased losses and LAE related to prior years by $7,515 primarily due to favorable development for non-catastrophe claims, partially offset by an increase in retention for catastrophic events. During 2024, the Company decreased losses and LAE related to prior years by $5,495 primarily due to favorable development for non-catastrophe claims. During 2023, the Company increased losses and LAE related to prior years by $18,854 primarily due to unfavorable development for catastrophic events in response to increased litigation.

During 2025, the Company did not experience any losses from catastrophic events and experienced an improvement in claim and litigation frequency as compared to prior periods. During 2024, losses and LAE included net estimated losses of $78,157, $43,000 and $6,500 due to Hurricane Milton, Hurricane Helene, and Hurricane Debby, respectively. During 2023, losses and LAE included net estimated losses of approximately $68,339 attributable to United-related policies and $7,875 related to policies assumed from Citizens.

The following is information about incurred and paid claims development as of December 31, 2025, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities plus expected development on reported claims included within the net incurred claims amounts. The information about incurred and paid claims development for the years ended December 31, 2024 to 2016 is presented as supplementary information and is unaudited.

(In thousands, except share and per share amounts, unless otherwise stated)

Homeowners Multi-peril and Dwelling Fire Insurance (a)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2025	
Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**Total of IBNR Plus Expected Development Reported Claims**	**Cumulative Number of Reported Claims (Not in Dollar Amounts) (b)**
2016	$81,446	$90,879	$92,684	$92,986	$ 92,752	$ 92,333	$ 92,738	$ 92,779	$ 92,899	$ 92,937	$ 191	6,937
2017	—	91,443	88,937	89,652	90,958	90,877	90,652	91,132	91,685	91,679	743	5,777
2018	—	—	79,436	83,976	83,123	83,234	82,816	83,126	83,566	84,258	1,898	4,771
2019	—	—	—	95,467	94,018	96,821	99,754	101,081	100,558	101,353	3,461	5,404
2020	—	—	—	—	126,086	133,349	159,758	170,175	172,946	176,295	4,171	8,266
2021	—	—	—	—	—	187,164	186,606	186,059	187,918	193,858	9,491	11,871
2022	—	—	—	—	—	—	263,626	257,683	264,939	269,325	12,972	13,514
2023	—	—	—	—	—	—	—	232,819	209,248	201,709	27,024	8,535
2024	—	—	—	—	—	—	—	—	249,885	214,610	59,355	4,728
2025	—	—	—	—	—	—	—	—	—	244,767	130,655	8,483
									Total	$1,670,791		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
2016	$51,663	$73,037	$83,311	$89,144	$90,989	$ 92,001	$ 92,367	$ 92,605	$ 92,698	$ 92,746
2017	—	43,039	66,996	78,808	83,383	86,364	89,387	90,492	90,935	90,936
2018	—	—	41,014	63,958	71,809	76,311	79,247	80,796	81,392	82,360
2019	—	—	—	47,471	70,182	81,941	91,839	95,293	96,832	97,892
2020	—	—	—	—	56,173	108,388	144,298	161,961	168,586	172,124
2021	—	—	—	—	—	85,895	142,054	164,138	177,445	184,367
2022	—	—	—	—	—	—	135,793	204,788	237,938	256,353
2023	—	—	—	—	—	—	—	106,167	156,962	174,685
2024	—	—	—	—	—	—	—	—	109,089	155,255
2025	—	—	—	—	—	—	—	—	—	114,112
									Total	$1,420,830
									All outstanding liabilities before 2016, net of reinsurance	333
									Liabilities for loss and LAE, net of reinsurance	$ 250,294

(a) Excludes losses from Wind-only insurance (2016 through 2025) and any hurricane and storm events prior to 2025.

(b) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

(In thousands, except share and per share amounts, unless otherwise stated)

Homeowners Wind-only Insurance (a)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2025	
Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**Total of IBNR Plus Expected Development Reported Claims**	**Cumulative Number of Reported Claims (Not in Dollar Amounts) (b)**
2016	$1,005	$1,314	$1,814	$1,853	$1,837	$2,255	$1,948	$1,957	$1,961	$ 1,958	$ —	228
2017	—	1,529	1,119	815	792	923	991	807	802	812	20	157
2018	—	—	798	708	1,061	1,109	1,226	1,037	1,029	1,235	50	137
2019	—	—	—	1,132	1,501	1,833	2,359	1,909	1,822	1,878	84	154
2020	—	—	—	—	1,621	1,970	3,386	3,036	3,025	3,069	74	193
2021	—	—	—	—	—	682	1,257	1,556	1,419	1,502	154	114
2022	—	—	—	—	—	—	1,284	1,943	1,600	1,667	217	150
2023	—	—	—	—	—	—	—	2,193	953	1,515	473	108
2024	—	—	—	—	—	—	—	—	997	1,198	793	765
2025	—	—	—	—	—	—	—	—	—	1,469	1,374	25
								Total		$16,303		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
2016	689	1,155	1,405	1,772	1,821	1,843	1,944	1,952	1,957	$ 1,958
2017	—	484	786	789	792	792	792	792	792	792
2018	—	—	216	607	745	899	925	967	997	1,184
2019	—	—	—	828	1,290	1,451	1,770	1,794	1,794	1,794
2020	—	—	—	—	567	1,461	2,435	2,756	2,993	2,995
2021	—	—	—	—	—	415	799	1,161	1,307	1,349
2022	—	—	—	—	—	—	704	1,113	1,354	1,450
2023	—	—	—	—	—	—	—	330	608	1,042
2024	—	—	—	—	—	—	—	—	232	404
2025	—	—	—	—	—	—	—	—	—	95
								Total		$13,063
					Liabilities for loss and LAE, net of reinsurance					$ 3,240

(a) Excludes losses from multi-peril and dwelling fire insurance (2016 through 2025) and any hurricane and storm events prior to 2025.
(b) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

(In thousands, except share and per share amounts, unless otherwise stated)

Losses Specific to Any Hurricane and Storm Events prior to 2025

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2025	
Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**Total of IBNR Plus Expected Development Reported Claims**	**Cumulative Number of Reported Claims (Not in Dollar Amounts) (b)**
2016	$21,414	$24,126	$26,211	$28,133	$27,634	$27,634	$27,634	$27,634	$ 27,634	$ 27,246	$ —	2,420
2017	—	53,602	54,080	53,557	53,624	53,628	53,636	53,649	53,653	53,650	122	21,777
2018	—	—	16,543	16,532	16,532	16,532	16,476	16,466	16,466	16,467	—	1,719
2019	—	—	—	—	—	—	—	—	—	—	—	144
2020	—	—	—	—	30,264	46,284	55,235	61,847	64,333	64,339	4,475	3,294
2021	—	—	—	—	—	11,689	13,000	13,000	13,007	12,857	131	2,597
2022	—	—	—	—	—	—	65,325	71,860	75,718	76,249	18,307	14,194
2023	—	—	—	—	—	—	—	—	—	—	—	300
2024	—	—	—	—	—	—	—	—	121,222	142,182	32,187	12,828
2025	—	—	—	—	—	—	—	—	—	565	6	359
								Total		$393,555		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
Year	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
2016	$12,227	$20,025	$23,316	$25,849	$26,098	$26,807	$27,146	$27,169	$27,240	$ 27,245
2017	—	43,905	47,514	47,524	49,425	53,216	53,634	53,413	53,428	53,528
2018	—	—	13,391	15,992	16,436	16,477	16,476	16,466	16,466	16,467
2019	—	—	—	—	—	—	—	—	—	—
2020	—	—	—	—	14,964	34,771	47,056	54,356	58,374	59,865
2021	—	—	—	—	—	9,323	12,616	12,652	12,667	12,726
2022	—	—	—	—	—	—	32,998	48,627	53,458	57,943
2023	—	—	—	—	—	—	—	—	—	—
2024	—	—	—	—	—	—	—	—	76,773	109,995
2025	—	—	—	—	—	—	—	—	—	558
								Total		$338,327
					Liabilities for loss and LAE, net of reinsurance					$ 55,228

(a) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

(In thousands, except share and per share amounts, unless otherwise stated)

The reconciliation of the net incurred and paid loss development tables to the liability for losses and loss adjustment expenses is as follows:

	December 31, 2025	December 31, 2024
Net outstanding liabilities		
Homeowners multi-peril and dwelling fire insurance	$250,294	$242,103
Homeowners wind-only insurance	3,240	1,574
Losses specific to any hurricane and storm events prior to 2025	55,228	73,627
Other short-duration insurance lines	5,595	6,031
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	314,357	323,335
Reinsurance recoverables	262,138	522,565
Losses and loss adjustment expenses	**$576,495**	**$845,900**

The following is supplementary and unaudited information about average historical claims duration as of December 31, 2025:

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance Years	1	2	3	4	5	6	7	8	9	10
Homeowners multi-peril and dwelling fire insurance	47.3%	21.9%	9.0%	4.4%	1.5%	0.6%	0.2%	0.1%	—	—
Homeowners wind-only insurance	28.0%	23.0%	15.7%	8.6%	2.3%	0.4%	0.8%	1.2%	—	—
Other short-duration insurance lines	37.2%	8.6%	0.8%	0.4%	—	—	—	—	—	—
Losses specific to any hurricane and storm events prior to 2025	51.9%	22.5%	5.3%	3.7%	2.4%	0.6%	—	—	—	—

Note 14 — Variable Interest Entities

The Company includes two consolidated VIEs related to reciprocal insurance exchanges, CORE and Tailrow. The reciprocal insurance exchanges are owned by their policyholders, referred to as subscribers, who gain ownership by buying an insurance policy and making a surplus contribution. Each subscriber has certain interests in the insurance exchanges which include the right to appoint an AIF, to vote for the subscribers' advisory committees and to receive dividends or premium credits if the reciprocal insurance exchanges generate a surplus. At least two-thirds of the membership of the advisory committees must be subscribers who are independent of the AIF. The advisory committees are charged with overseeing the financial affairs of the reciprocal insurance exchanges.

Both CORE and Tailrow each received initial funding through the issuance of a subordinated surplus note to wholly-owned subsidiaries of HCI Group, Inc. as neither had any subscribers or sufficient surplus to fund their insurance operations at the time of formation. In addition, CORE and Tailrow each entered into an AIF agreement with Core Risk Managers, LLC ("CRM") and Tailrow Risk Managers, LLC ("TRM"), respectively. Both CRM and TRM are wholly-owned subsidiaries of HCI Group, Inc. The AIF agreements, which were approved by the FLOIR, can be terminated at any time by mutual agreement of both parties or with cause, if the FLOIR or a court of competent jurisdiction determines that a material breach of the agreement has occurred.

(In thousands, except share and per share amounts, unless otherwise stated)

Under the AIF agreements, CRM and TRM have the power of attorney to directly or indirectly conduct the daily operations of CORE and Tailrow, respectively, by underwriting insurance policies, collecting premiums, investing funds, and processing claims. As such, subscribers do not possess the power to directly manage the operations of CORE and Tailrow. The AIF agreements also permit CRM and TRM to contract with service providers including other HCI Group, Inc. subsidiaries to perform certain functions.

The AIF agreements, together with the subordinated surplus notes, result in both CORE and Tailrow to be consolidated VIEs. As CORE and Tailrow are owned by their underlying policyholders, their net assets and results of operations are included in noncontrolling interests.

CORE

CORE was formed and issued a $25,000 subordinated surplus note with an annual interest rate of 9% during 2023. CORE commenced business operations during 2024.

As of December 31, 2025 and 2024, the Company’s maximum exposure to loss relating to CORE was $25,000. CORE’s assets are legally restricted for the purpose of fulfilling obligations specific to CORE and its creditors have no legal right to pursue additional sources of payment from the Company.

Tailrow

Tailrow was formed and issued a $25,000 subordinated surplus note with an annual interest rate of 9% during 2024. Tailrow commenced business operations during 2025.

As of December 31, 2025 and 2024, the Company’s maximum exposure to loss relating to Tailrow was $25,000. Tailrow’s assets are legally restricted for the purpose of fulfilling obligations specific to Tailrow and its creditors have no legal right to pursue additional sources of payment from the Company.

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts, unless otherwise stated)

The following table summarizes the assets and liabilities related to the Company's variable interests in consolidated VIEs which are included in the accompanying consolidated balance sheets:

	December 31,	
	2025	**2024**
Assets		
Cash and cash equivalents	$154,156	$ 74,886
Restricted cash	636	611
Income taxes receivable	1,332	463
Deferred income tax assets, net	2,237	72
Premiums receivable, net (allowance: $1,406 and $1,085, respectively)	4,549	4,230
Prepaid reinsurance premiums	2,499	13,886
Reinsurance recoverable, net of allowance for credit losses:		
Paid losses and loss adjustment expenses (allowance: $0 and $0, respectively)	26	—
Unpaid losses and loss adjustment expenses (allowance: $1 and $4, respectively)	1,573	3,596
Deferred policy acquisition costs	4,464	2,709
Other assets	539	891
Total assets	**$172,011**	**$101,344**
Liabilities		
Losses and loss adjustment expenses	$ 24,810	$ 17,415
Unearned premiums	73,086	30,204
Advance premiums	1,817	—
Ceded reinsurance premiums payable	933	—
Assumed premiums payable	837	656
Income taxes payable	2,857	19
Deferred income tax liabilities, net	127	261
Accrued expenses and other liabilities	2,162	2,046
Total liabilities	**$106,629**	**$ 50,601**

Note 15 — Segment Information

The Company has five reportable segments: Insurance Operations, Exzeo, Reciprocal Exchange Operations, Real Estate, and Corporate and Other. Due to their economic characteristics, the Company's property and casualty insurance division and reinsurance operations, excluding the insurance operations under Reciprocal Exchange Operations, are grouped together into one reportable segment under Insurance Operations. The Exzeo segment includes insurance technology and operations solutions for property and casualty insurance carriers. The Reciprocal Exchange Operations segment represents the insurance operations of consolidated reciprocal insurance exchanges that are owned by their policyholders. The Real Estate segment relates to the commercial real estate group that is primarily engaged in the business of developing and operating commercial properties for investment purposes or for internal use. The Corporate and Other segment represents the activities of the holding companies and any other operations that do not meet the quantitative and qualitative thresholds for a reportable segment.

(In thousands, except share and per share amounts, unless otherwise stated)

The Company's segments are based on the manner in which the Company's Chief Executive Officer, who is the chief operating decision maker (the "CODM"), evaluates performance and makes decisions regarding the allocation of resources. The CODM evaluates performance and allocates resources using various measures primarily through reviews of various operational performance packages, investor presentations, and the Company's SEC filings, as well as through the approval of the Company's annual budget and forecast. The Company's reported segment profit measure is income (loss) before income taxes as this measure is most consistent with the amounts included in the consolidated statements of income. Intersegment transactions are not eliminated from segment results while intrasegment transactions are eliminated from segment results. The accounting policies of the Company's reportable segments are the same as those of the Company, except as otherwise noted. The determination of segments may change over time due to changes in operational emphasis, revenue, and results of operations.

The following tables present segment information reconciled to the Company's consolidated statements of income for the periods presented:

For the Year Ended December 31, 2025	Insurance Operations	Exzeo	Reciprocal Exchange Operations	Real Estate (a)	Corporate/ Other (b)	Reclassification/ Elimination	Consolidated
Revenue							
Gross premiums earned (c)	$1,145,843	$ —	$ 95,648	$ —	$ —	$ (5,346)	$ 1,236,145
Premiums ceded	(385,801)	—	(34,024)	—	—	5,346	(414,479)
Net premiums earned	760,042	—	61,624	—	—	—	821,666
Net income from investment portfolio	55,180	4,302	3,899	—	7,956	(3,050)	68,287
Policy fee income	6,747	—	—	—	111	—	6,858
Other	12,461	216,980	26	14,823	15,500	(255,655)	4,135
Total revenue	**834,430**	**221,282**	**65,549**	**14,823**	**23,567**	**(258,705)**	**900,946**
Expenses							
Losses and loss adjustment expenses	298,818	—	22,393	—	—	(79,384)	241,827
Amortization of deferred policy acquisition costs	109,548	—	5,773	—	—	—	115,321
Other policy acquisition expenses	67,135	43,725	12,651	—	9,050	(125,456)	7,105
Stock-based compensation expense	1,469	2,635	—	—	6,866	—	10,970
Interest expense	—	—	4,500	1,290	7,866	(4,500)	9,156
Depreciation and amortization	2,413	2,934	—	2,741	743	(2,198)	6,633
Personnel and other operating expenses	41,231	61,696	1,601	9,164	13,505	(46,593)	80,604
Total expenses	**520,614**	**110,990**	**46,918**	**13,195**	**38,030**	**(258,131)**	**471,616**
Income (loss) before income taxes (d)	**$ 313,816**	**$110,292**	**$ 18,631**	**$ 1,628**	**$ (14,463)**	**$ (574)**	**$ 429,330**
Total revenue from non-affiliates (e)	**$ 818,364**	**$ 6,671**	**$ 70,895**	**$ 11,364**	**$ 4,607**		
Gross premiums written	**$1,156,241**	**$ —**	**$ 138,529**	$			

(a) Other revenue under real estate primarily consisted of rental income from investment properties.

(In thousands, except share and per share amounts, unless otherwise stated)

(b) Other revenue under corporate and other primarily consisted of management fees for attorney-in-fact services.

(c) Gross premiums earned under insurance operations include $5,346 earned from the reciprocal exchange operations.

(d) The income (loss) before income taxes in the reclassification/elimination column is attributable to intercompany transactions among operating segments. The insurance operations and the reciprocal exchange operations record service fee expenses based on earned premiums or other appropriate measures, while Exzeo and the AIF operations recognize service fee revenues according to revenue recognition standards. Although both service fee expenses and revenues are fully eliminated on consolidation, they do not completely offset each other in this presentation due to the different methods of recognition.

(e) Represents amounts before reclassification of certain revenue and expenses to conform with an insurance company's presentation.

For the Year Ended December 31, 2024	Insurance Operations	Exzeo	Reciprocal Exchange Operations	Real Estate (a)	Corporate/ Other (b)	Reclassification/ Elimination	Consolidated
Revenue							
Gross premiums earned (c)	$1,036,129	$ —	$ 51,207	$ —	$ —	$ (4,116)	$ 1,083,220
Premiums ceded	(387,814)	—	(21,961)	—	—	4,116	(405,659)
Net premiums earned	648,315	—	29,246	—	—	—	677,561
Net income from investment portfolio	49,218	548	1,509	—	15,467	(1,566)	65,176
Policy fee income	2,502	—	—	—	—	2,137	4,639
Other	17,223	133,948	9	14,067	10,821	(173,393)	2,675
Total revenue	**717,258**	**134,496**	**30,764**	**14,067**	**26,288**	**(172,822)**	**750,051**
Expenses							
Losses and loss adjustment expenses	405,280	—	13,318	—	—	(43,890)	374,708
Amortization of deferred policy acquisition costs	91,718	—	2,779	—	—	—	94,497
Other policy acquisition expenses	56,471	39,013	5,753	—	—	(96,332)	4,905
Stock-based compensation expense	1,345	3,380	—	—	5,464	—	10,189
Interest expense	—	3,329	2,853	882	12,462	(6,182)	13,344
Depreciation and amortization	2,447	2,596	—	1,641	641	(1,140)	6,185
Personnel and other operating expenses	48,519	50,942	293	6,771	16,049	(49,778)	72,796
Total expenses	**605,780**	**99,260**	**24,996**	**9,294**	**34,616**	**(197,322)**	**576,624**
Income (loss) before income taxes (d)	**$ 111,478**	**$ 35,236**	**$ 5,768**	**$ 4,773**	**$ (8,328)**	**$ 24,500**	**$ 173,427**
Total revenue from non-affiliates (e)	**$ 697,404**	**$ 1,048**	**$ 34,880**	**$ 10,654**	**$ 10,818**		
Gross premiums written	**$1,085,355**	**$ —**	**$ 81,412**				

(a) Other revenue under real estate primarily consisted of rental income from investment properties.

(b) Other revenue under corporate and other primarily consisted of management fees for attorney-in-fact services.

(In thousands, except share and per share amounts, unless otherwise stated)

(c) Gross premiums earned under insurance operations include $4,116 earned from the reciprocal exchange operations.
(d) The income (loss) before income taxes in the reclassification/elimination column is attributable to intercompany transactions among operating segments. The insurance operations and the reciprocal exchange operations record service fee expenses based on earned premiums or other appropriate measures, while Exzeo and the AIF operations recognize service fee revenues according to revenue recognition standards. Although both service fee expenses and revenues are fully eliminated on consolidation, they do not completely offset each other in this presentation due to the different methods of recognition.
(e) Represents amounts before reclassification of certain revenue and expenses to conform with an insurance company's presentation.

For the Year Ended December 31, 2023	Insurance Operations	Exzeo	Reciprocal Exchange Operations (a)	Real Estate (b)	Corporate/ Other	Reclassification/ Elimination	Consolidated
Revenue							
Gross premiums earned	$ 765,512	$ —	$ —	$ —	$ —	$ —	$ 765,512
Premiums ceded	(269,627)	—	—	—	—	—	(269,627)
Net premiums earned	495,885	—	—	—	—	—	495,885
Net income from investment portfolio	30,803	52	—	1	8,112	8,485	47,453
Gain on sale	—	—	—	8,811	—	(8,811)	—
Policy fee income	2,163	—	—	—	—	2,541	4,704
Other	15,791	88,333	—	9,897	2,250	(113,643)	2,628
Total revenue	**544,642**	**88,385**	**—**	**18,709**	**10,362**	**(111,428)**	**550,670**
Expenses							
Losses and loss adjustment expenses	271,222	—	—	—	—	(16,643)	254,579
Amortization of deferred policy acquisition costs	86,214	—	—	—	—	—	86,214
Other policy acquisition expenses	27,852	36,837	—	—	—	(60,081)	4,608
Stock-based compensation expense	1,718	2,927	—	—	4,703	—	9,348
Interest expense	—	1,722	—	720	10,397	(1,722)	11,117
Depreciation and amortization	2,454	2,202	—	1,610	707	(1,251)	5,722
Loss on extinguishment of debt	—	—	—	177	—	(177)	—
Personnel and other operating expenses	39,616	43,813	—	6,054	6,061	(34,112)	61,432
Total expenses	**429,076**	**87,501**	**—**	**8,561**	**21,868**	**(113,986)**	**433,020**
Income (loss) before income taxes (c)	**$ 115,566**	**$ 884**	**$ —**	**$ 10,148**	**$ (11,506)**	**$ 2,558**	**$ 117,650**
Total revenue from non-affiliates (d)	**$ 531,495**	**$ 52**	**$ —**	**$ 15,416**	**$ 8,087**		
Gross premiums written	**$ 898,622**	**$ —**	**$ —**				

(a) No operation during 2023.
(b) Other revenue under real estate primarily consisted of rental income from investment properties.
(c) The income (loss) before income taxes in the reclassification/elimination column results from the recast of segment information.
(d) Represents amounts before reclassification of certain revenue and expenses to conform with an insurance company's presentation.

(In thousands, except share and per share amounts, unless otherwise stated)

The following table presents gross premium earned by geographic location:

	Years Ended December 31,		
	2025	2024	2023
Florida	$ 1,115,905	$ 964,659	$ 642,544
Non-Florida	120,240	118,561	122,968
Gross premiums earned	**$ 1,236,145**	**$ 1,083,220**	**$ 765,512**

The following table presents segment assets reconciled to the Company's total assets on the consolidated balance sheets:

	December 31,	
	2025	2024
Segments		
Insurance Operations	$1,895,081	$1,905,878
Exzeo	347,734	89,441
Reciprocal Exchange Operations	184,453	105,556
Real Estate	130,971	96,795
Corporate and Other	120,686	175,282
Consolidation and Elimination	(149,997)	(142,739)
Total assets	**$2,528,928**	**$2,230,213**

As of December 31, 2025 and 2024, substantially all of the Company's assets were located in Florida.

Note 16 — Income Taxes

The Company is subject to U.S. federal, various states, and foreign income tax jurisdictions. State income taxes are primarily related to the State of Florida while foreign income taxes are related to the Company's subsidiary in India. Additionally, CORE and Tailrow are each subject to their own U.S. federal and state income tax jurisdictions.

Significant components of income tax expense for the periods presented were as follows:

	Years Ended December 31,		
	2025	2024	2023
Current:			
Federal	$ 88,410	$ 34,507	$ 23,997
State	22,234	8,849	5,431
Foreign	209	84	67
Current income tax expense	**110,853**	**43,440**	**29,495**
Deferred:			
Federal	(1,512)	1,915	(738)
State	(416)	494	(365)
Foreign	10	(3)	1
Deferred income tax (benefit) expense	**(1,918)**	**2,406**	**(1,102)**
Income tax expense	**$ 108,935**	**$ 45,846**	**$ 28,393**

(In thousands, except share and per share amounts, unless otherwise stated)

Significant components of income taxes paid, net of refunds, for the periods presented were as follows:

	Years Ended December 31,		
	2025	2024	2023
Federal	$ 83,954	$ 34,344	$ 16,092
State	20,237	11,681	2,750
Foreign	198	129	145
Income taxes paid, net of refunds	**$ 104,389**	**$ 46,154**	**$ 18,987**

The reconciliation between the income tax expense and the amount computed at the statutory U.S. federal income tax rate for the periods presented was as follows:

	Years Ended December 31,					
	2025		2024		2023	
	Amount	%	Amount	%	Amount	%
Income taxes at statutory rate	$ 90,160	21.0	$ 36,420	21.0	$ 24,706	21.0
Increase in income taxes resulting from:						
State income taxes, net of federal tax effect	17,600	4.1	7,387	4.3	4,951	4.2
Foreign tax effect						
India – statutory tax rate	195	—	35	—	62	—
Effect of tax rate changes	—	—	—	—	(155)	(0.1)
Change in valuation allowances	—	—	—	—	(2,549)	(2.2)
Nontaxable or nondeductible items:						
Non-deductible executive compensation	2,688	0.7	2,336	1.3	1,035	0.9
Stock-based compensation	(1,860)	(0.4)	(506)	(0.3)	(49)	0.0
Other	152	—	174	0.1	392	0.3
Income tax expense	**$ 108,935**	**25.4**	**$ 45,846**	**26.4**	**$ 28,393**	**24.1**

(In thousands, except share and per share amounts, unless otherwise stated)

Significant components of the Company's net deferred income tax liabilities were as follows:

	December 31, 2025	December 31, 2024
Deferred income tax assets:		
Unearned premiums	$ 23,580	$ 21,310
Losses and loss adjustment expenses	3,981	3,896
Stock-based compensation	1,633	1,593
Unearned revenue	3,104	209
Intercompany deferred loss	1,208	544
Other	899	1,194
Total deferred income tax assets	**34,405**	**28,746**
Valuation allowance	(1,208)	(544)
Deferred income tax assets, net of valuation allowance	**33,197**	**28,202**
Deferred income tax liabilities:		
Gain on involuntary conversion	(3,975)	(11,753)
Deferred policy acquisition costs	(15,574)	(15,285)
Property and equipment	(10,700)	—
Other	(4,525)	(3,817)
Total deferred income tax liabilities	**(34,774)**	**(30,855)**
Net deferred income tax liabilities	**$ (1,577)**	**$ (2,653)**

The reconciliation of net deferred income tax liabilities shown in the preceding table to the amounts reported within the consolidated balance sheets for the periods presented was as follows:

	December 31, 2025	December 31, 2024
Deferred income tax assets, net	$ 2,237	$ 72
Deferred income tax liabilities, net	(3,814)	(2,830)
Net deferred income tax liabilities	**$ (1,577)**	**$ (2,758)**

As of December 31, 2025, it is more likely than not that the Company's deferred income tax assets will be realized, other than the deferred income tax asset related to the intercompany deferred loss that was recognized as a result of the sale of TTIC from Exzeo to HCI during 2024. As of December 31, 2025 and 2024, the intercompany deferred loss was $1,208 and $544, respectively, and had a full valuation allowance associated with it.

There were no federal or state net operating loss carryforwards as of December 31, 2025 and 2024.

There were no unrecognized tax benefits and the amount of any interest and penalties included in income tax expense was not material for the periods presented.

The Company's income tax filings are subject to audit by the relevant taxing authorities. These audits may culminate in proposed assessments which may ultimately result in a change to the estimated income taxes. The following is a summary of open tax years by jurisdiction:

Jurisdiction	Years Open to Audit
Federal	2022 - 2024
State	2022 - 2024
India	2022 - 2024

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. The OBBBA includes various provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBBA resulted in additional tax depreciation for 2025, resulting in a tax benefit of approximately $1,853 and additional deductible research and development costs for 2025, resulting in a tax benefit of approximately $386.

Note 17 — Earnings Per Share

The computations of basic and diluted earnings per share for the periods presented were as follows:

	Income (Numerator)	Shares (a) (Denominator)	Per Share Amount
Year Ended December 31, 2025			
Net income	$ 320,395		
Less: Net income attributable to noncontrolling interests	(21,390)		
Net income after noncontrolling interests	299,005		
Less: Income attributable to participating securities	(12,041)		
Basic Earnings Per Share:			
Income allocated to common stockholders	286,964	11,675	$ 24.58
Effect of Dilutive Securities:			
Stock options	—	397	
Convertible senior notes	4,879	799	
Warrants	—	7	
Net impact from reallocation of undistributed earnings to participating securities	803	—	
Diluted Earnings Per Share:			
Income available to common stockholders	$ 292,646	12,878	$ 22.72

(a)   Shares in thousands.

	Income (Numerator)	Shares (a) (Denominator)	Per Share Amount
Year Ended December 31, 2024			
Net income	$ 127,581		
Less: Net income attributable to redeemable noncontrolling interests	(10,149)		
Less: Net income attributable to noncontrolling interests	(7,479)		
Net income after noncontrolling interests	109,953		
Less: Income attributable to participating securities	(4,110)		
Basic Earnings Per Share:			
Income allocated to common stockholders	105,843	9,997	**$ 10.59**
Effect of Dilutive Securities:			
Stock options	—	294	
Convertible senior notes	6,908	2,177	
Warrants	—	218	
Diluted Earnings Per Share:			
Income available to common stockholders	$ 112,751	12,686	**$ 8.89**

(a) Shares in thousands.

	Income (Numerator)	Shares (a) (Denominator)	Per Share Amount
Year Ended December 31, 2023			
Net income	$89,257		
Less: Net income attributable to redeemable noncontrolling interests	(9,370)		
Less: Net income attributable to noncontrolling interests	(853)		
Net income after noncontrolling interests	79,034		
Less: Income attributable to participating securities	(2,625)		
Basic Earnings Per Share:			
Income allocated to common stockholders	76,409	8,367	**$ 9.13**
Effect of Dilutive Securities:			
Stock options	—	83	
Convertible senior notes	7,732	2,538	
Warrants	—	56	
Diluted Earnings Per Share:			
Income available to common stockholders	$84,141	11,044	**$ 7.62**

(a) Shares in thousands.

(In thousands, except share and per share amounts, unless otherwise stated)

For the periods presented, all potentially dilutive securities for Exzeo were excluded from Exzeo's diluted earnings per share computation because their (i) effect would be anti-dilutive, (ii) exercise price was "out-of-the-money," or (iii) contingent exercise conditions were unsatisfied.

Note 18 — Redeemable Noncontrolling Interests

Exzeo Series A Preferred Stock

On January 22, 2024, Exzeo entered into a Stock Redemption Agreement with Centerbridge Partners, L.P. ("Centerbridge") which allowed Exzeo to redeem all of the Exzeo Series A Preferred Stock held by Centerbridge. The redemption totaled $100,000 plus accrued and unpaid dividends of approximately $2,923. At redemption, the difference between the consideration transferred of $102,923 and the redemption date carrying value of $96,695 was recorded as a deemed dividend and was included in net income attributable to redeemable noncontrolling interest. In connection with this redemption, the warrants held by Centerbridge were also modified. See Note 19 "Equity" for additional information.

During 2024, net income attributable to redeemable noncontrolling interests was $10,149, consisting of accrued cash dividends of $424, accretion related to increasing dividend rates of $111, an adjustment to maximum redemption value of $6,228, and a deemed dividend resulting from warrant modifications of $3,386. During 2023, net income attributable to redeemable noncontrolling interests was $9,370, consisting of accrued cash dividends of $7,263 and accretion related to increasing dividend rates of $2,107.

Subscriber Surplus Contributions

Subscriber surplus contributions in redeemable noncontrolling interests represent a refundable portion of the surplus contributions received from policyholders of CORE and Tailrow. The surplus contributions are reclassified to noncontrolling interest once they are no longer refundable.

The following table summarizes the activity of subscriber surplus contributions:

	Years Ended December 31,	
	2025	2024
Beginning balance	$ 1,691	$ —
Cash contributions	6,827	2,953
Return of contributions	(155)	(4)
Reclassification of nonrefundable subscriber surplus contributions	(5,004)	(1,258)
Ending balance	**$ 3,359**	**$ 1,691**

Note 19 — Equity

Stockholders' Equity

Common Stock

Each share of common stock entitles the stockholder to one vote.

(In thousands, except share and per share amounts, unless otherwise stated)

In December 2023, the Company sold an aggregate of 1,150,000 shares of the Company's common stock at a price of $78 per share to the public, pursuant to an underwriting agreement between the Company and Citizens JMP Securities, LLC, the representative of several underwriters participating in the underwriting agreement. After issuance costs, the Company received net proceeds of $84,572.

Dividends

Stockholders are entitled to receive dividends when, as, and if declared by the Company's Board of Directors out of funds legally available for that purpose. Unvested restricted stock awards have the right to share in dividends, if declared, equally with common stockholders on a nonforfeitable basis.

The following table represents the frequency and amount of all cash dividends declared on common stock for the periods presented:

Declaration Date	Date of Record	Payment Date	Per Share Amount
Year Ended December 31, 2025			
10/21/2025	11/21/2025	12/19/2025	$ 0.40
7/1/2025	8/15/2025	9/19/2025	0.40
4/23/2025	5/16/2025	6/20/2025	0.40
1/14/2025	2/21/2025	3/21/2025	0.40
		Total	$ 1.60
Year Ended December 31, 2024			
10/24/2024	11/15/2024	12/20/2024	$ 0.40
7/3/2024	8/16/2024	9/20/2024	0.40
4/24/2024	5/17/2024	6/21/2024	0.40
1/24/2024	2/16/2024	3/15/2024	0.40
		Total	$ 1.60
Year Ended December 31, 2023			
10/13/2023	11/17/2023	12/15/2023	$ 0.40
7/3/2023	8/18/2023	9/15/2023	0.40
4/14/2023	5/19/2023	6/16/2023	0.40
1/11/2023	2/17/2023	3/17/2023	0.40
		Total	$ 1.60

Preferred Stock

As of December 31, 2025 and 2024, the Company had 20,000,000 preferred shares authorized, none of which were issued and outstanding.

Warrants

In connection with the redemption of the Exzeo Series A Preferred Stock held by Centerbridge in January 2024, the Company extended the expiration dates of 450,000 warrants to expire in 150,000 share increments on December 31, 2026, December 31, 2027, and December 31, 2028. The remaining 300,000 warrants retained their original expiration date of February 26, 2025 and were exercised in March 2024 through a cashless transaction, resulting in the issuance of 155,049 shares of common stock. The warrant modifications

(In thousands, except share and per share amounts, unless otherwise stated)

resulted in a $3,386 increase in the fair value of the warrants, which was recorded as a deemed dividend by decreasing retained income and increasing additional paid-in capital. The amount of deemed dividend was included in net income attributable to redeemable noncontrolling interest which was subtracted from net income when calculating net income available to common stockholders.

In November 2024, the 150,000 warrants with an expiration date of December 31, 2026 were exercised through a cashless transaction, resulting in the issuance of 79,460 shares of common stock. In November 2024, the 150,000 warrants with an expiration date of December 31, 2027 were exercised through a cashless transaction, resulting in the issuance of 77,787 shares of common stock. In December 2024, 138,750 warrants with an expiration date of December 31, 2028 were exercised through a cashless transaction, resulting in the issuance of 73,971 shares of common stock.

As of December 31, 2025, there were 11,250 warrants outstanding and exercisable at an exercise price of $54.40 with an expiration date of December 31, 2028.

At-The-Market Facility

On January 22, 2024, the Company implemented an “at-the-market” facility (the “ATM Facility”) which gives the Company the ability to raise up to $75,000 through the issuance of new shares of common stock through a sales agent (the “Sales Agent”). The Company has no obligation to sell, and the Sales Agent has no obligation to buy or sell, any shares of common stock under the ATM Facility. As of December 31, 2025, the remaining availability under the ATM Facility was $75,000.

Noncontrolling Interests

Exzeo

On November 6, 2025, Exzeo closed its initial public offering, issuing 8,000,000 shares of common stock at a price of $21.00 per share for gross proceeds of $168,000. Underwriting and offering costs totaled $13,246 and were recorded as a reduction of the proceeds received. The net proceeds were allocated as $129,209 to additional paid-in capital and $25,545 to noncontrolling interest on the consolidated balance sheet with no recognition of a gain or loss on the consolidated statements of income. Underwriting and offering costs were reflected as cash flows from financing activities in the consolidated statements of cash flows. Offering costs related to third-parties were reflected separately from proceeds received in the consolidated statements of cash flows.

On July 1, 2024, HCI Group, Inc. entered into a Stock Purchase Agreement (“Purchase Agreement”) with Exzeo. Pursuant to the Purchase Agreement, Exzeo transferred all outstanding shares of TTIC to HCI Group, Inc. in exchange for the settlement of promissory notes. Because the transaction occurred between entities under common control and did not result in a change of control of TTIC, the transaction was accounted for as a common control transaction. The net assets of TTIC were derecognized by Exzeo and recognized by HCI Group, Inc. at their carrying amounts on the date of the transaction. The difference between the consideration transferred and the carrying amounts of the net assets was recognized in equity. As there was no change in HCI Group, Inc.’s ownership percentage in Exzeo, the change in noncontrolling interests in Exzeo was charged to noncontrolling interest expense and was not material. This organizational change was implemented to align all insurance operations under a single operating segment under the Company’s direct control, allowing Exzeo to primarily focus on its industry-leading technology and insurance management activities as an insurance solutions provider.

Dilution from subsidiary stock-based compensation in the consolidated statements of equity primarily relates to (i) the net settlement of Exzeo common shares surrendered by employees to satisfy payroll tax

(In thousands, except share and per share amounts, unless otherwise stated)

liabilities associated with the vesting of restricted stock awards issued under Exzeo's stock-based compensation plan and (ii) the change in ownership of Exzeo as a result of the vesting of restricted stock awards issued under Exzeo's stock-based compensation plan.

As of December 31, 2025, there were 90,926,720 shares of Exzeo's common stock outstanding, of which 15,926,720 shares were not owned by HCI Group, Inc. Of the shares not owned by HCI Group, Inc., 2,541,593 represent unvested restricted stock awards granted to Exzeo's employees.

Subscriber Surplus Contributions

Subscriber surplus contributions in noncontrolling interests represent the non-refundable portion of the surplus contributions received from policyholders of CORE and Tailrow. The surplus contributions are reclassified from redeemable noncontrolling interest once they are no longer refundable. As CORE and Tailrow are owned by their underlying policyholders, their net assets are included in noncontrolling interests.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) relates to the unrealized gains or losses of available-for-sale fixed-maturity securities carried at fair value, net of tax. Accumulated other comprehensive income (loss) is reclassified to either net investment income or net realized investment gains (losses) in the consolidated statements of income as payments or sales occur related to available-for-sale fixed-maturity securities, respectively. Other comprehensive income (loss) represents the net change in accumulated other comprehensive income (loss).

Prior to the transfer of TTIC from Exzeo to HCI Group, Inc. during 2024, a portion of accumulated other comprehensive income (loss) was attributable to noncontrolling interests. Subsequent to the transfer, there was no accumulated other comprehensive income (loss) attributable to noncontrolling interests.

The following table summarizes the activity with respect to accumulated other comprehensive income (loss) during 2025:

	Before Tax	Income Tax Effect	Net of Tax
December 31, 2024	(999)	(250)	(749)
Net unrealized gains	3,238	810	2,428
Reclassification to net investment income	(204)	(51)	(153)
Reclassification to net realized investment gains	(89)	(22)	(67)
December 31, 2025	**$ 1,946**	**$ 487**	**$ 1,459**

The components of other comprehensive income, inclusive of the related tax effects, during 2024 and 2023 were as follows:

	Year Ended December 31, 2024		
	Before Tax	Income Tax Effect	Net of Tax
Net unrealized gains	$ 5,241	$1,312	$ 3,929
Reclassification to net investment income	(2)	—	(2)
Reclassification to net realized investment gains	$(1,789)	$ (448)	$(1,341)
Other comprehensive income	**$ 3,450**	**$ 864**	**$ 2,586**

(In thousands, except share and per share amounts, unless otherwise stated)

	Year Ended December 31, 2023		
	Before Tax	Income Tax Effect	Net of Tax
Net unrealized gains	$4,818	$(1,372)	$6,190
Reclassification to net realized investment losses	1,029	258	771
Other comprehensive income	**$5,847**	**$(1,114)**	**$6,961**

Note 20 — Stock-Based Compensation

The Company grants stock-based awards to participants under HCI Group, Inc.'s 2012 Omnibus Incentive Plan ("HCI Plan") and Exzeo Group, Inc.'s 2025 Omnibus Incentive Plan ("Exzeo Plan"). Stock-based compensation expense is included in general and administrative personnel expense in the consolidated statements of income and consisted of the following for the periods presented:

	Years Ended December 31,		
	2025	2024	2023
Stock options	$ —	$ 14	$2,197
Restricted stock awards	8,368	6,909	4,224
Exzeo stock options	1,040	2,045	1,767
Exzeo restricted stock awards	1,562	1,221	1,160
Stock-based compensation expense	**$10,970**	**$10,189**	**$9,348**

Stock-based compensation awards are classified as equity and awards related to the Exzeo Plan are included as a component of noncontrolling interest.

HCI Plan

As of December 31, 2025, there were 644,301 shares available for issuance under the HCI Plan to employees, directors, consultants, and advisors of the Company.

Stock Options

Stock options granted under the HCI Plan generally vest over a period of four years and are exercisable over the contractual term of ten years.

The following table summarizes activity related to stock options granted under the HCI Plan during 2025:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2024	590,000	$51.54	4.9 years	$37,523
Outstanding as of December 31, 2025	590,000	$51.54	3.9 years	$82,687
Exercisable as of December 31, 2025	590,000	$51.54	3.9 years	$82,687

In September 2023, the Company awarded its Chief Executive Officer stock options under the HCI Plan with market-based vesting conditions to purchase 150,000 shares of its common stock, which had a grant

(In thousands, except share and per share amounts, unless otherwise stated)

date fair value of $12.50. In December 2023, the award met the conditions for vesting and as a result, the unrecognized compensation balance related to the award was fully recognized. There were no stock options granted under the HCI Plan during 2025 and 2024.

There were no stock options under the HCI Plan that were exercised during 2025, 2024, and 2023.

There were no deferred tax benefits related to stock options under the HCI Plan during 2025, 2024, and 2023.

As of December 31, 2025, there was no unrecognized compensation expense related to stock options under the HCI Plan.

The following table provides assumptions used in the pricing model to estimate the fair value of the stock options granted under the HCI Plan during 2023:

	2023
Expected dividend yield (%)	3.05
Expected volatility (%)	44.63 - 46.55
Risk-free interest rate (%)	4.49 - 5.49
Expected life (in years)	4.8

Restricted Stock Awards

Restricted stock awards granted under the HCI Plan may include service, performance, and market-based conditions. The requisite service period for restricted stock awards granted under the HCI Plan is generally three or four years.

The following table summarizes activity related to restricted stock awards under the HCI Plan during 2025, 2024, and 2023:

	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2022	342,459	$ 39.86
Granted	13,000	$ 55.40
Vested	(75,041)	$ 50.55
Forfeited	(9,001)	$ 55.68
Unvested as of December 31, 2023	271,417	$ 37.12
Granted	269,200	$ 87.06
Vested	(49,327)	$ 52.92
Forfeited	(5,175)	$ 53.07
Unvested as of December 31, 2024	486,115	$ 63.00
Granted	51,330	$182.51
Vested	(39,025)	$ 84.71
Forfeited	(3,785)	$112.67
Unvested as of December 31, 2025	494,635	$ 73.31

(In thousands, except share and per share amounts, unless otherwise stated)

In April 2024, the Company granted its Chief Executive Officer 200,000 restricted stock awards under the HCI Plan. These restricted stock awards will vest equally over a period of four years, with vesting dates of March 15, 2025, 2026, 2027, and 2028, under the condition that the price per share reaches $200 for a period of 30 consecutive trading days. There were no restricted stock awards granted under the HCI Plan with market-based vesting conditions during 2025 or 2023.

In May 2025, 193,500 restricted stock awards under the HCI Plan satisfied the required market condition for vesting as the price per share exceeded $140 for a period of 30 consecutive trading days. Consequently, the remaining unrecognized compensation cost is being recognized on a straight-line basis over the twelve-month period beginning on the date the market condition was achieved.

As of December 31, 2025, there were 393,500 unvested restricted stock awards under the HCI Plan with market conditions, of which 200,000 did not meet the requisite market conditions.

As of December 31, 2025, there was approximately $20,870 of total unrecognized compensation expense related to unvested restricted stock awards under the HCI Plan. The Company expects to recognize the remaining compensation expense over a weighted-average period of 2.5 years.

The following table summarizes information about deferred tax benefits recognized and tax benefits realized related to restricted stock awards and paid dividends, and the fair value of vested restricted stock awards under the HCI Plan during 2025, 2024, and 2023:

	2025	2024	2023
Deferred tax benefits recognized	$ 735	$ 386	$ 921
Tax benefits realized for restricted stock and paid dividends	$1,660	$1,145	$ 866
Fair value of vested restricted stock	$3,306	$2,610	$3,793

The following table provides assumptions used in the pricing model to estimate the fair value of restricted stock awards granted under the HCI Plan with market-based vesting conditions granted during 2024:

	2024
Beginning price per share	$109.91
Expected volatility (%)	42.50%
Risk-free interest rate (%)	4.61%
Term (in years)	0.004

Exzeo Plan

Prior to Exzeo's initial public offering, Exzeo maintained its 2021 Omnibus Plan under which shares of Exzeo common stock were authorized for issuance as stock-based compensation awards to employees, directors, consultants, and advisors of Exzeo. In connection with Exzeo's initial public offering, Exzeo terminated its 2021 Omnibus Plan and adopted the Exzeo Plan, which authorizes the issuance of up to 10,000,0000 shares of Exzeo's common stock. Awards outstanding under the Exzeo 2021 Omnibus Plan continue to be governed by the terms of that plan and are incremental to, and do not count against, the authorized share pool of the Exzeo Plan. As of December 31, 2025, there were 9,768,530 shares available for issuance under the Exzeo plan.

Exzeo Stock Options

As of December 31, 2025, there were 6,350,000 Exzeo stock options outstanding with a weighted-average exercise price of $23.00. All of the Exzeo stock options were fully vested, however, 6,000,000 were non-exercisable without approval from HCI Group, Inc.'s board of directors.

(In thousands, except share and per share amounts, unless otherwise stated)

Exzeo Restricted Stock Awards

As of December 31, 2025, there were 2,541,593 unvested Exzeo restricted stock awards outstanding with a weighted average grant date fair value of $4.68. There was approximately $11,747 of total unrecognized compensation expense related to unvested Exzeo restricted stock awards, which is expected to be recognized over a weighted-average period of 4.6 years.

Note 21 — Commitments and Contingencies

Litigation and Other Legal Matters

The Company is party to litigation and other legal matters arising in the ordinary course of business. From time to time, the Company is also subject to regulatory and governmental examinations, information requests and subpoenas, inquiries, investigations, and threatened legal actions and proceedings.

The Company records accruals for losses that are probable and reasonably estimable. These accruals are based on a variety of factors such as judgment, probability of loss, and opinions of internal and external legal counsel. Legal costs in connection with litigation and other legal matters arising in the ordinary course of business are expensed as incurred.

Although the Company cannot predict with certainty the ultimate resolution of the litigation and other legal matters it is party to, the Company does not believe that any known or potential litigation and other legal matters will have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

Rental Income

The Company as a lessor leases its commercial and retail properties, boat slips, and docks to non-affiliates at various term. Minimum rental payments, excluding lease incentives, to be received under operating leases for all properties owned as of December 31, 2025 were as follows:

Year	Amount
2026	$ 7,160
2027	9,553
2028	9,574
2029	9,608
2030	9,761
Thereafter	64,136
Total	$109,792

In March 2025, the Company entered into an operating lease agreement for its 189,147-square-foot commercial property in Tampa, Florida. The lease commenced in June 2025 and has an initial term of 130 months, with options to renew for two additional 60-month periods. Total lease payments, net of lease incentives, over the initial term is expected to be $56,866.

Capital Commitments

As described in Note 5 "Investments" under *Limited Partnership Investments*, the Company is contractually committed to capital contributions for limited partnership interests. As of December 31, 2025, there was an aggregate unfunded balance of $3,652.

(In thousands, except share and per share amounts, unless otherwise stated)

FIGA Assessments

In March 2022, the FLOIR approved an assessment for the FIGA which is necessary to secure funds for the payment of covered claims relating to the liquidation of one insurance company. The FIGA assessment is levied at 1.3% on collected premiums of all covered lines of business except auto insurance. The surcharge, which is collectible from a policyholder, was assessed on new and renewal policies with effective dates beginning July 1, 2022 through June 30, 2023.

In August 2022, the FLOIR approved a 2023 assessment for FIGA which is necessary to secure funds for the payment of covered claims relating to the liquidation of two insurance companies. The 2023 FIGA assessment is levied at 0.70% on collected premiums of all covered lines of business except auto insurance. The surcharge, which is collectible from a policyholder, was assessed on new and renewal policies with effective dates beginning January 1, 2023 through December 31, 2023.

In April 2023, the FLOIR approved an assessment for FIGA which is necessary to secure funds for the payment of covered claims relating to the liquidation of one insurance company. The FIGA assessment is levied at 1% on collected premiums of all covered lines of business except auto insurance. The surcharge, which is collectible from a policyholder, was assessed initially on new and renewal policies with effective dates beginning October 1, 2023 through September 30, 2024 and will continue annually until the end of the assessment year in which the Series 2023A Bonds issued by the Florida Insurance Assistance Interlocal Agency have been paid in full.

The Company’s insurance subsidiaries, as member insurers, are required to collect and remit the pass-through assessments to FIGA on a quarterly basis. As of December 31, 2025 and 2024, the FIGA assessments payable by the Company were $2,034 and $1,793, respectively.

Note 22 — Quarterly Results of Operations (Unaudited)

The tables below summarize unaudited quarterly results of operations for 2025, 2024 and 2023.

	Three Months Ended			
	03/31/2025	**06/30/2025**	**09/30/2025**	**12/31/2025**
Net premiums earned	$200,748	$200,106	$194,991	$225,821
Total revenue	216,433	221,920	216,350	246,243
Losses and loss adjustment expenses	59,291	64,457	66,153	51,926
Policy acquisition and other underwriting expenses	27,287	30,551	31,652	32,936
Interest expense	3,384	3,744	1,019	1,009
Total expenses	116,094	127,528	125,751	102,243
Income before income taxes	100,339	94,392	90,599	144,000
Net income	74,230	70,279	67,888	107,998
Comprehensive income	76,321	70,095	68,766	107,421
Earnings per share:				
Basic	$ 6.47	$ 5.57	$ 5.05	$ 7.50
Diluted	$ 5.35	$ 5.18	$ 4.90	$ 7.25

(In thousands, except share and per share amounts, unless otherwise stated)

	Three Months Ended			
	03/31/2024	06/30/2024	09/30/2024	12/31/2024
Net premiums earned	$188,538	$186,848	$155,824	$146,351
Total revenue	206,614	206,245	175,317	161,875
Losses and loss adjustment expenses	79,922	78,324	105,736	110,726
Policy acquisition and other underwriting expenses	22,139	23,452	26,104	27,707
Interest expense	3,149	3,452	3,421	3,322
Total expenses	129,184	130,219	161,237	155,984
Income before income taxes	77,430	76,026	14,080	5,891
Net income	56,956	57,099	9,392	4,134
Comprehensive income	57,019	57,635	14,048	1,465
Earnings per share:				
Basic	$ 4.76	$ 5.18	$ 0.54	$ 0.24
Diluted	$ 3.81	$ 4.24	$ 0.52	$ 0.23

	Three Months Ended			
	03/31/23	06/30/23	09/30/23	12/31/23
Net premiums earned	$109,559	$115,556	$122,156	$148,614
Total revenue	129,029	127,327	131,644	162,670
Losses and loss adjustment expenses	60,565	61,890	66,726	65,398
Policy acquisition and other underwriting expenses	22,720	22,618	22,768	22,716
Interest expense	2,801	2,667	2,827	2,822
Total expenses	105,893	107,061	111,556	108,510
Income before income taxes	23,136	20,266	20,088	54,160
Net income	17,793	14,882	15,669	40,913
Comprehensive income	22,756	13,202	16,421	43,839
Earnings per share:				
Basic	$ 1.78	$ 1.45	$ 1.53	$ 4.31
Diluted	$ 1.54	$ 1.28	$ 1.34	$ 3.40

Note 23 — Regulatory Requirements and Restrictions

The Company has no restrictions on the ability to pay dividends to its stockholders. However, there are legal and regulatory constraints and requirements applicable to the Company’s insurance subsidiaries that may restrict the availability of net assets for dividend distributions to the Company’s stockholders.

As of December 31, 2025 and 2024, restricted net assets amounted to $516,547 and $340,083, respectively.

As CORE and Tailrow are owned by their underlying policyholders, their net assets are included in noncontrolling interests and are excluded from stockholders’ equity in the consolidated balance sheets. Accordingly, statutory capital and surplus, statutory net income or loss, and other insurance regulatory information related to CORE and Tailrow are not presented.

U.S.-based

The Company’s U.S.-based insurance subsidiaries prepare their statutory financial statements in accordance with accounting principles prescribed or permitted by insurance regulatory authorities. Prescribed

(In thousands, except share and per share amounts, unless otherwise stated)

statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises where they are domiciled. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from entity to entity within a state, and may change in the future. Some states have adopted laws, regulations, accounting practices and procedures issued by the NAIC.

U.S. GAAP differs in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities ("statutory-basis"). Statutory-basis surplus differs from stockholders' equity reported in accordance with U.S. GAAP primarily because policy acquisition costs are expensed when incurred and reinsurance brokerage income is recognized when received. In addition, the recognition of deferred income tax assets is based on different recoverability assumptions and material differences may also arise from the differing treatment of non-admitted assets and unrealized gains and losses from investments.

State statutes in the domiciliary states of the Company's U.S.-based subsidiaries typically restrict annual dividend payments without prior regulatory approval.

The following tables present statutory-basis financial information determined in accordance with statutory accounting principles:

	December 31,	
	2025	2024
Statutory capital and surplus:		
HCPCI	$200,336	$147,682
TTIC	246,345	156,008
perRisk	21,609	21,052
Total	$468,290	$324,742
Minimum capital and surplus:		
HCPCI	$ 44,314	$ 40,313
TTIC	39,387	39,847
perRisk	900	900
Total	$ 84,601	$ 81,060
Dividend allowed without approval:		
HCPCI	$ 20,034	$ 14,768
TTIC	24,634	—
perRisk	557	682
Total	$ 45,225	$ 15,450

	Years Ended December 31,		
	2025	2024	2023
Statutory net income:			
HCPCI	$64,237	$38,830	$12,930
TTIC	$78,917	$24,864	$14,418
perRisk	$ 557	$ 682	$ 371

The Company's U.S.-based insurance subsidiaries are subject to risk-based capital ("RBC") requirements as specified by the NAIC or other regulatory authorities. Under those requirements, the amount of minimum capital and surplus maintained by a property and casualty insurance company is to be determined

(In thousands, except share and per share amounts, unless otherwise stated)

based on the various risks related to it. Pursuant to the RBC requirements, insurers having less statutory capital than required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. As of December 31, 2025 and 2024, the Company's U.S.-based insurance subsidiaries individually exceeded any applicable minimum RBC requirements and no corrective actions have been required.

In addition, Florida property and casualty insurance companies are required to adhere to prescribed premium-to-capital surplus ratios. Florida state law requires that the ratio of 90% of written premiums divided by surplus as to policyholders does not exceed 10 to 1 for gross written premiums or 4 to 1 for net written premiums. The ratios of gross and net written premiums to surplus, which the Company's insurance subsidiaries have met the requirements for, are summarized below:

	Years Ended December 31,		
	2025	2024	2023
HCPCI:			
Gross	2.95 to 1	3.64 to 1	4.14 to 1
Net	1.54 to 1	1.66 to 1	2.69 to 1
TTIC:			
Gross	1.85 to 1	2.85 to 1	3.56 to 1
Net	1.10 to 1	1.90 to 1	2.26 to 1

Bermuda

As of December 31, 2025, Claddaugh's minimum capital and surplus was $14,465, statutory capital and surplus was $127,663, and distribution allowed without approval was $34,181.

Claddaugh reported a statutory net income of $56,830, statutory net loss of $9,642, and statutory net income of $21,044 during 2025, 2024, and 2023, respectively.

Note 24 — Related Party Transactions

HCPCI, TTIC, CORE, and Tailrow have reinstatement premium protection reinsurance contracts ("RPP") with various reinsurers for the 2025-2026 treaty year. The purpose of the RPP contracts is to indemnify HCPCI, TTIC, CORE, and Tailrow for the reinstatement premium which HCPCI, TTIC, CORE, and Tailrow pay or become liable to pay under the reinstatement provisions of the respective excess of loss reinsurance contracts. For one of the RPP contracts, Oxbridge Reinsurance Limited ("Oxbridge") participates as a subscribing reinsurer with HCPCI and Tailrow as collective reinsureds. One of the Company's non-employee directors, Jay Madhu, serves as Oxbridge's Chairman of its Board of Directors and Chief Executive Officer and is an investor in that company. For its participation on the RPP contract, Oxbridge's annual premium is $1,033 and is paid by HCPCI and Tailrow over four installments. Management believes the premium rate is competitive with market rates. A trust account has been established with HCPCI and Tailrow as collective beneficiaries and Oxbridge as grantor. Each of the four premium installments is deposited into the trust account in order to fully collateralize Oxbridge's obligations under the RPP contract. Trust assets may be withdrawn by HCPCI and Tailrow to indemnify HCPCI and Tailrow for Oxbridge's obligations under the provisions of the RPP contract. Total premiums to Oxbridge were $1,099 for both the 2023-2024 and 2024-2025 treaty years.

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts, unless otherwise stated)

Note 25 — Condensed Financial Information of HCI Group, Inc.

The condensed financial statements of HCI Group, Inc. have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of subsidiaries of HCI Group, Inc. exceeds 25% of the Company's consolidated net assets. The ability of HCI Group, Inc.'s insurance subsidiaries to pay dividends may be restricted due to restrictions imposed by insurance statutes and regulations.

The condensed financial statements of HCI Group, Inc. have been prepared using the same accounting principles and policies described in the other notes to the consolidated financial statements with the only exception being that the parent company accounts for its subsidiaries using the equity method of accounting. These condensed financial statements should be read in conjunction with the Company's consolidated financial statements and related notes thereto.

Condensed financial information of HCI Group, Inc. is as follows:

Balance Sheets

		December 31,		
		2025		2024
Assets				
Cash and cash equivalents	$	38,420	$	97,747
Equity securities, at fair value		10,399		10,077
Limited partnership investments		14,012		16,329
Note receivable from subsidiaries		25,000		25,000
Investment in subsidiaries		1,043,424		591,742
Property and equipment, net		701		699
Other assets		9,750		12,610
Total assets	$	**1,141,706**	$	**754,204**
Liabilities and Stockholders' Equity				
Income taxes payable	$	2,337	$	10,010
Deferred income tax liabilities, net		1,153		375
Revolving credit facility		36,000		44,000
Long-term debt		—		169,397
Payables to subsidiaries, net		49,801		77,739
Accrued expenses and other liabilities		11,338		13,025
Total liabilities		**100,629**		**314,546**
Total stockholders' equity		**1,041,077**		**439,658**
Total liabilities and stockholders' equity	$	**1,141,706**	$	**754,204**

(In thousands, except share and per share amounts, unless otherwise stated)

Statements of Income

	Years Ended December 31,		
	2025	**2024**	**2023**
Revenue			
Net investment income	$ 4,987	$ 13,318	$ 7,607
Net realized investment gains (losses)	599	1,150	(554)
Net unrealized investment (losses) gains	(101)	639	1,060
Other income	—	—	2
Total revenue	**5,485**	**15,107**	**8,115**
Expenses			
Interest expense	7,866	12,463	10,397
General and administrative personnel and other operating expenses	12,279	9,451	6,398
Total expenses	**20,145**	**21,914**	**16,795**
Loss before income tax and equity in net income of subsidiaries	**(14,660)**	**(6,807)**	**(8,680)**
Income tax (benefit) expense	(2,271)	105	(2,336)
Net loss before equity in net income of subsidiaries	**(12,389)**	**(6,912)**	**(6,344)**
Equity in net income of subsidiaries	311,394	117,736	70,832
Net income	**$ 299,005**	**$ 110,824**	**$ 64,488**

(In thousands, except share and per share amounts, unless otherwise stated)

Statements of Cash Flows

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 299,005	$ 110,824	$ 64,488
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Stock-based compensation expense	6,699	5,150	4,323
Net realized investment (gains) losses	(599)	(1,150)	554
Net unrealized investment losses (gains)	101	(639)	(1,060)
Net accretion of discount on investments in available-for-sale fixed-maturity securities	—	(71)	(41)
Depreciation and amortization	2,832	1,606	1,633
Net loss (income) from limited partnership investments	176	(1,202)	(737)
Distributions of return on investment from limited partnership investments	1	841	833
Debt conversion expense	1,125	—	—
Equity in net income of subsidiaries	(311,394)	(117,736)	(70,832)
Deferred income tax expense (benefit)	778	(276)	649
Changes in operating assets and liabilities:			
Income taxes	(12,895)	2,830	(1,247)
Other assets	2,962	562	383
Accrued expenses and other liabilities	(500)	(1,539)	1,165
Payables to subsidiaries, net	(27,938)	(5,544)	8,340
Net cash (used in) provided by operating activities	(39,647)	(6,344)	8,451
Cash flows from investing activities:			
Investments in limited partnerships	—	(1,184)	(1,192)
Investment in note receivable from subsidiaries	—	(100,000)	(25,000)
Purchase of available-for-sale fixed-maturity securities	—	(49,683)	(26,585)
Purchase of equity securities	(6,492)	(5,999)	(4,904)
Purchase of short-term and other investments	—	—	(81)
Purchase of property and equipment	(795)	(242)	(478)
Proceeds from sales of available-for-sale fixed-maturity securities	—	50,672	33
Proceeds from calls, repayments and maturities of available-for-sale fixed-maturity securities	—	—	26,626
Proceeds from sales of equity securities	6,668	6,238	4,660
Proceeds from sales, redemptions and maturities of short-term and other investments	—	—	53
Proceeds from sales of property and equipment	344	—	—
Collection of note receivable from subsidiaries	—	2,994	—
Distributions of return of capital from limited partnership investments	2,140	2,733	3,025
Distributions from subsidiaries	22,000	33,000	40,500
Contributions to subsidiaries	(13,444)	(36,000)	(22,000)
Net cash provided by (used in) investing activities	10,421	(97,471)	(5,343)

(continued)

(In thousands, except share and per share amounts, unless otherwise stated)

Statements of Cash Flows – (Continued)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from financing activities:			
Proceeds from issuance of common stock, net of issuance costs	—	—	84,572
Payment of net share settlements and other	(1,524)	(1,037)	(784)
Redemption of long-term debt	—	(466)	—
Debt issuance costs paid	(163)	(99)	(170)
Common stock dividends	(19,289)	(16,598)	(13,719)
(Repayment) borrowing under revolving credit facility, net	(8,000)	44,000	—
Debt conversion costs paid	(1,125)	—	—
Net cash (used in) provided by financing activities	(30,101)	25,800	69,899
Net (decrease) increase in cash and cash equivalents	(59,327)	(78,015)	73,007
Cash and cash equivalents at beginning of year	97,747	175,762	102,755
Cash and cash equivalents at end of year	$ 38,420	$ 97,747	$ 175,762

Notes to Condensed Financial Statements (Parent Company Only)

During 2025, there was a non-cash increase in investment in subsidiaries of $126,070 primarily due to Exzeo's initial public offering in November 2025.

See Note 11 "Long-Term Debt" for additional information on the conversion of the Notes.

Note 26 — Subsequent Events

On January 14, 2026, the Company's Board of Directors declared a quarterly dividend of $0.40 per common share. The dividends are payable on March 20, 2026 to stockholders of record on February 20, 2026.

In February 2026, the FLOIR approved to terminate the 1% FIGA assessment levied beginning October 1, 2023. The 1% FIGA assessment will still be charged on policies renewing through September 30, 2026, but will terminate on October 1, 2026.

ITEM 9 – *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A – *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we determined that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Forvis Mazars, LLP, an independent registered public accounting firm, as stated in their report which appears in Part II of this Annual Report.

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2025, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B – *Other Information*

During the three months ended December 31, 2025, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408 of Regulation S-K).

ITEM 9C – *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

ITEM 10 – *Directors, Executive Officers and Corporate Governance*

Code of Ethics

We have adopted a code of ethics applicable to all of our employees and directors, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer). We have posted the text of our code of ethics to our website: www.hcigroup.com. Select "Investors" at the top and then select "Governance" and then "Code of Conduct." We intend to disclose any change to or waiver from our code of ethics by posting such change or waiver to our website within the same section as described above.

The other information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2025.

ITEM 11 – *Executive Compensation*

The information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2025.

ITEM 12 – *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required under this item, other than as set forth below as required by Item 201(d) of Regulation S-K, is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2025.

Securities Authorized for Issuance Under Equity Compensation Plans

We grant stock-based awards to participants under HCI Group, Inc.'s 2012 Omnibus Incentive Plan ("HCI Plan"). The HCI Plan authorizes for the issuance of common stock as stock-based compensation awards to employees, directors, consultants, and advisors.

The following table summarizes our equity compensation plans as of December 31, 2025. We currently have no equity compensation plans not approved by our stockholders.

Plan Category	(a) Number of Securities To be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders:			
HCI Plan (1)	590,000	$ 51.54	644,301

(1) Column (a) excludes (i) 101,135 shares of unvested service-based restricted stock awards and (ii) 393,500 shares of unvested market-based restricted stock awards.

ITEM 13 – *Certain Relationships and Related Transactions, and Director Independence*

The information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2025.

ITEM 14 – *Principal Accountant Fees and Services*

The information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2025.

PART IV

ITEM 15 – *Exhibits and Financial Statement Schedules*

1. *Financial Statements*

      See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

2. Financial Statement Schedules

      All financial statement schedules are omitted because either they are not required, are included in the consolidated financial statements or notes thereto included elsewhere in this Annual Report on Form 10-K, or are not material.

3. Exhibits

      The exhibits listed on the accompanying Index to Exhibits are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Index to Exhibits

      The information required by this Item is set for on the index to exhibits below.

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
3.1	Articles of Incorporation, with amendments.	10-Q	3.1	8/7/2013
3.1.1	Articles of Amendment to Articles of Incorporation designating the rights, preferences and limitations of Series B Junior Participating Preferred Stock.	8-K	3.1	10/18/2013
3.1.2	Articles of Amendment to Articles of Incorporation canceling the rights, preferences and limitations of Series B Junior Participating Preferred Stock.	8-K	3.1	5/15/2020
3.2	Bylaws, with amendments.	8-K	3.2	9/13/2019
4.1	Form of common stock certificate.	10-Q	4.1	11/7/2013
4.2	Common Stock Purchase Warrant, dated February 26, 2021, issued by HCI Group, Inc. to CB Snowbird Holdings, L.P.	8-K	4.1	3/1/2021
4.3	Indenture, dated May 23, 2022, by and between HCI Group, Inc. and The Bank of New York Mellon Trust Company, N.A.	10-Q	4.3	8/9/2022
4.6	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended.	10-K	4.6	3/12/2021
4.9	See Exhibits 3.1, 3.1.1, 3.1.2 and 3.2 of this report for provisions of the Articles of Incorporation, as amended, and our Bylaws, as amended, defining certain rights of security holders.			
4.10	Indenture, dated March 3, 2017, between HCI Group, Inc. and The Bank of New York Mellon Trust Company, N.A.	8-K	4.1	3/3/2017
4.11	Form of Global 4.25% Convertible Senior Note due 2037.	8-K	4.1	3/3/2017

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
10.1^	HCI Group, Inc. 2012 Omnibus Incentive Plan as revised April 26, 2022.	10-Q	10.5	5/6/2022
10.2^	Executive Employment Agreement dated November 23, 2016 between Mark Harmsworth and HCI Group, Inc.	10-Q	10.7	8/3/2017
10.3	Reimbursement Contract effective June 1, 2024 between Homeowners Choice Property & Casualty Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund.	10-Q	10.8	8/9/2024
10.4	Reimbursement Contract effective June 1, 2024 between TypTap Insurance Company and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund.	10-Q	10.9	8/9/2024
10.5	Underlying Second Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.10	8/9/2024
10.6	Second Layer Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.11	8/9/2024
10.7	Third Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.12	8/9/2024
10.8	Third Layer Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.13	8/9/2024
10.9	Catastrophe County Weighted Industry Loss Reinsurance Contract effective July 9, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.14	8/9/2024
10.10	Panhandle Named Storm Property Catastrophe Excess of Loss Reinsurance Contract effective July 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.15	8/9/2024
10.11	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.16	8/9/2024

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
10.12	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.17	8/9/2024
10.13	Layer 3B Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.18	8/9/2024
10.14	Layer 3B Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.19	8/9/2024
10.15	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.20	8/9/2024
10.16	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.21	8/9/2024
10.17	First and Second Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.22	8/9/2024
10.18	Layer 3C Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.23	8/9/2024
10.19	First Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and Tailrow Insurance Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.25	8/8/2025
10.20	Second Layer Reinstatement Premium Protection Reinsurance Contract effective June 1, 2025 issued to Homeowners Choice Property & Casualty Company, Inc. and Tailrow Insurance Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K item 601(b)(10)(iv).	10-Q	10.26	8/8/2025

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
10.21	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and Tailrow Insurance Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.27	8/8/2025
10.22	Second Layer Reinstatement Premium Protection Reinsurance Contract effective June 1, 2025 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and Tailrow Insurance Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.28	8/8/2025
10.23	Second Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and Tailrow Insurance Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.29	8/8/2025
10.24	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2025 issued to Homeowners Property & Casualty Insurance Company, Inc. and Tailrow Insurance Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.30	8/8/2025
10.25	First Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.31	8/8/2025
10.26	Second Layer Reinstatement Premium Protection Reinsurance Contract effective June 1, 2025 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.32	8/8/2025
10.27	Second Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.33	8/8/2025
10.28	Second Layer Reinstatement Premium Protection Reinsurance Contract effective June 1, 2025 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.34	8/8/2025
10.29	Sixth Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.35	8/8/2025

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
10.30	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.36	8/8/2025
10.31	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2025 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.37	8/8/2025
10.32	Reinstatement Premium Protection Contract effective June 1, 2025 issued to Condo Owners Reciprocal Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10) (iv).	10-Q	10.38	8/8/2025
10.33	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to Condo Owners Reciprocal Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.39	8/8/2025
10.34	Equity Distribution Agreement between HCI Group, Inc., Truist Securities, Inc. and Citizens JMP Securities, LLC.	S-3	1.2	1/22/2024
10.35	Amended and Restated Common Stock Purchase Warrant between HCI Group, Inc. and CB Snowbird Holdings, L.P.	S-3	4.17	1/22/2024
10.36	Registration Rights Agreement between HCI Group, Inc. and CB Snowbird Holdings, L.P.	S-3	4.18	1/22/2024
10.37	Stock Redemption Agreement between TypTap Insurance Group, Inc. and CB Snowbird Holdings, L.P.	S-3	4.19	1/22/2024
10.38	Assumption Agreement between Homeowners Choice Property & Casualty Insurance Company, Inc. and Citizens Property Insurance Corporation.	8-K	99.1	10/2/2023
10.39	Assumption Agreement between TypTap Insurance Company and Citizens Property Insurance Corporation.	8-K	99.1	11/6/2023
10.40	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to Condo Owners Reciprocal Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.46	8/8/2025
10.41	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2025 issued to Condo Owners Reciprocal Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.47	8/8/2025
10.42^	Exzeo Group, Inc. 2021 Equity Incentive Plan.	8-K	10.5	3/1/2021
10.43^	Form of Restricted Stock Award Agreement of TypTap Insurance Group, Inc.	8-K	10.6	3/1/2021
10.44^	Stock Option Agreement between Paresh Patel and TypTap Insurance Group, Inc. dated October 1, 2021.	8-K	99.1	10/7/2021

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
10.45^	Exzeo Group, Inc. 2021 Omnibus Incentive Plan.	8-K	99.2	10/7/2021
10.46^	Form of Stock Option Award under the Exzeo Group, Inc. 2021 Omnibus Plan.	S-1	10.17	9/25/2025
10.47^	Form of Restricted Stock Award Agreement under the Exzeo Group, Inc. 2021 Omnibus Plan.	S-1	10.18	9/25/2025
10.48^	Stock Option Agreement between Paresh Patel and HCI Group, Inc. dated September 15, 2023.	10-Q	10.54	11/8/2023
10.49^	Form of executive restricted stock award contract.	10-Q	10.57	5/1/2014
10.50	Facultative Excess of Loss Reinsurance Contract effective June 1, 2025 issued to Condo Owners Reciprocal Exchange by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv).	10-Q	10.59	8/8/2025
10.51	Amended and Restated Credit Agreement, dated June 2, 2023, between HCI Group, Inc. and Fifth Third Bank.	8-K	99.1	6/8/2023
10.52	Security and Pledge Agreement, dated June 2, 2023, between HCI Group, Inc. and Fifth Third Bank.	8-K	99.2	6/8/2023
10.53	Revolving Credit Promissory Note, dated June 2, 2023, between HCI Group, Inc. and Fifth Third Bank.	8-K	99.3	6/8/2023
10.54	Second Amended and Restated Credit Agreement, dated November 3, 2023, between HCI Group, Inc. and Fifth Third Bank.	8-K	99.1	11/9/2023
10.55	Second Amended and Restated Security and Pledge Agreement, dated November 3, 2023, between HCI Group, Inc. and Fifth Third Bank.	8-K	99.2	11/9/2023
10.56	Renewed, Amended and Restated Revolving Credit Promissory Note, dated November 3, 2023, between HCI Group, Inc. and Fifth Third Bank.	8-K	99.3	11/9/2023
10.57^	Executive Employment Agreement between Paresh Patel and HCI Group, Inc. dated April 17, 2024.	8-K	99.1	4/23/2024
10.58^	Restricted Stock Award Contract between Paresh Patel and HCI Group, Inc. dated April 17, 2024.	8-K	99.2	4/23/2024
10.59^	Restricted Stock Award Contract between Paresh Patel and HCI Group, Inc. dated January 16, 2020.	8-K	99.1	1/23/2020
10.60^	Nonqualified Stock Option Agreement between Paresh Patel and HCI Group, Inc. dated January 16, 2020.	8-K	99.2	1/23/2020
10.61	Reimbursement Contract effective June 1, 2025 between Condo Owners Reciprocal Exchange and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund.	10-Q	10.107	8/8/2025
10.62	Reimbursement Contract effective June 1, 2025 between Homeowners Choice Property & Casualty Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund.	10-Q	10.108	8/8/2025

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
10.63	Reimbursement Contract effective June 1, 2025 between Tailrow Insurance Exchange and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund.	10-Q	10.109	8/8/2025
10.64	Reimbursement Contract effective June 1, 2025 between TypTap Insurance Company and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund.	10-Q	10.110	8/8/2025
10.65	Property Quota Share Reinsurance Contract effective December 31, 2020 issued to United Property and Casualty Insurance Company by Homeowners Choice Property & Casualty Insurance Company.	10-K	10.124	3/10/2022
10.66	Renewal Rights Agreement effective January 18, 2021 by and among United Property and Casualty Insurance Company, United Insurance Holdings Corp., United Insurance Management, L.C. and Homeowners Choice Property & Casualty Insurance Company.	10-K	10.125	3/10/2022
10.67	Property Quota Share Reinsurance Contract effective June 1, 2021 issued to United Property and Casualty Insurance Company by Homeowners Choice Property & Casualty Insurance Company and TypTap Insurance Company.	10-K	10.126	3/10/2022
10.68	Renewal Rights Agreement effective December 30, 2021 by and among United Property and Casualty Insurance Company, United Insurance Holdings Corp., United Insurance Management, L.C. and Homeowners Choice Property & Casualty Insurance Company.	10-K	10.127	3/10/2022
10.69	Property Quota Share Reinsurance Contract effective December 31, 2021 issued to United Property and Casualty Insurance Company by Homeowners Choice Property & Casualty Insurance Company.	10-K	10.128	3/10/2022
10.70	Property Quota Share Reinsurance Contract effective June 1, 2022 issued to United Property and Casualty Insurance Company by TypTap Insurance Company.	10-Q	10.129	8/9/2022
10.71^	Exzeo Group Inc. 2025 Omnibus Incentive Plan.	S-1/A	10.19	10/16/2025
10.72^	Form of Stock Option Award under the 2025 Omnibus Plan.	S-1/A	10.20	10/16/2025
10.73^	Form of Restricted Stock Award Agreement under the 2025 Omnibus Plan.	S-1/A	10.21	10/16/2025
10.74^	Employment Agreement, dated December 9, 2025, by and between Exzeo Group, Inc. and Paresh S. Patel.	8-K	99.1	12/23/2025
14	Code of Conduct of HCI Group, Inc.	10-Q	14	8/7/2013
19.1	HCI Group, Inc. Insider Trading Policy.	10-K	19.1	2/28/2025
21*	Subsidiaries of HCI Group, Inc.			
23.1*	Consent of Forvis Mazars, LLP.			
31.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
31.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
32.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
32.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
97^	HCI Group, Inc. Clawback Policy.	10-K	97	3/8/2024
101*	XBRL Instant Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.			
104*	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Inline XBRL document.			

*   Filed herewith.
**   Furnished herewith.
^   Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HCI GROUP, INC.

February 26, 2026	By /s/ Paresh Patel
	Paresh Patel, Chief Executive Officer and Chairman of The Board of Directors (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

February 26, 2026	By /s/ Paresh Patel
	Paresh Patel, Chief Executive Officer and Chairman of The Board of Directors (Principal Executive Officer)
February 26, 2026	By /s/ James Mark Harmsworth
	James Mark Harmsworth, Chief Financial Officer (Principal Financial and Accounting Officer)
February 26, 2026	By /s/ Karin Coleman
	Karin Coleman, Chief Operating Officer and Director
February 26, 2026	By /s/ Wayne Burks
	Wayne Burks, Director
February 26, 2026	By /s/ Sanjay Madhu
	Sanjay Madhu, Director
February 26, 2026	By /s/ Gregory Politis
	Gregory Politis, Director
February 26, 2026	By /s/ Peter Politis
	Peter Politis, Director
February 26, 2026	By /s/ Anthony Saravanos
	Anthony Saravanos, Director
February 26, 2026	By /s/ Susan Watts
	Susan Watts, Director

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Executive Officers & Directors

Paresh Patel
Chairman & Chief Executive Officer
Chairman & Chief Executive Officer, Exzeo Group, Inc.

Karin Coleman
Director & Chief Operating Officer
President, Homeowners Choice
President, TypTap Insurance Company

Mark Harmsworth
Chief Financial Officer

Andrew Graham
Vice President & General Counsel, Secretary

Anthony Saravanos
Director
President, Greenleaf Capital

Gregory Politis
Lead Independent Director
President of Xenia Management LLC, a real estate
portfolio management company

Wayne Burks
Director
Retired; former Chief Financial Officer & Director of Romark LC,
a multinational biopharmaceutical company

Jay Madhu
Director
Chairman & Chief Executive Officer of Oxbridge Re Holding
Limited, a reinsurance company

Sue Watts
Director
President of Sapience Analytics Corporation,
an advanced workforce analytics firm

Peter Politis
Director
Vice President, General Counsel, & Principal at Xenia
Management Corporation, a real estate portfolio management
company

Investor Information

Form 10-K and Investor Inquiries
Direct all inquiries for investor relations
information, including requests for
copies of the company's Form 10-K and
other reports filed with the SEC to:

Investor Relations
Nat Otis
HCI Group, Inc.
3802 Coconut Palm Drive
Tampa, FL 33619
Tel (813) 355-5341
notis@hcigroup.com

Headquarters Location
HCI Group, Inc.
3802 Coconut Palm Drive
Tampa, FL 33619
Tel (813) 849-9500

Annual Stockholders Meeting
The annual meeting will be held on
June 10, 2026, 3:00 p.m. ET at the
company's Tampa offices:
3802 Coconut Palm Drive
Tampa, FL 33619

Registrar and Transfer Agent
Equiniti Trust Company, LLC
Attn: Shareholder Services
P.O. Box 500
Newark, NJ 07101
Tel (800) 937-5449



Stock Information
The company's common shares trade on
the New York Stock Exchange under the
ticker symbol "HCI" and are included in the
Russell 2000 Index and the S&P SmallCap
600 Index. For more information about HCI
Group, visit www.hcigroup.com.

Important Cautions Regarding Forward-Looking Statements

This report may include certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995.
Words such as "anticipate," "estimate," "expect," "intend," "plan," "confident," "prospects" and "project" and other similar words and
expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results
and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in the
company's filings with the Securities and Exchange Commission. Should any risks or uncertainties develop into actual events,
these developments could have material adverse effects on the company's business, financial condition and results of operations.
HCI Group, Inc. disclaims all obligations to update any forward-looking statements.



















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Tailrow™
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HCI™
HCI Group, Inc.

EXZEO®

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NYSE: HCI

3802 Coconut Palm Drive • Tampa, Florida 33619
Phone: (813) 849-9500 • www.hcigroup.com • contactus@hcigroup.com